Filed pursuant to Rule 424(b)(3)
Registration No. 333-145909
PROSPECTUS
2,926,922 Shares
 of
Common Stock
CARRINGTON LABORATORIES, INC.
     This prospectus covers a total of up to 2,926,922 shares of our common stock, par value $0.01 per share, that may be offered from time to time by the selling shareholders named in this prospectus. The shares being offered by this prospectus consist of 2,926,922 shares issuable upon conversion of 10% Convertible Debentures due April 26, 2010 and as payment of principal and interest pursuant to the terms of the debentures and the exercise of Series D-1, D-2 and D-3 and Series E-1 and E-2 warrants.
     This prospectus also covers any additional shares of common stock that may become issuable upon any anti-dilution adjustment pursuant to the terms of the above-described debentures and warrants by reason of stock splits, stock dividends, or similar events. The foregoing debentures and warrants were acquired by the selling shareholders in private placements by us that closed on April 27, 2007 and August 27, 2007.
     We are registering these shares of our common stock for resale by the selling shareholders named in this prospectus, or their transferees, pledges, donees or successors. We will not receive any proceeds from the sale of these shares by the selling shareholders. These shares are being registered to permit the selling shareholders to sell shares from time to time, in amounts, at prices and on terms determined at the time of the sale. Securities laws and Securities and Exchange Commission regulations may require the selling shareholders to deliver this prospectus to purchasers when they resell their shares of common stock.
     Our common stock is quoted on the OTC Bulletin Board under the symbol “CARN.OB.” On November 16, 2007, the last reported sale price of our common stock was $0.22 per share.
     See “Risk Factors,” on page 3, for a discussion of certain risk factors that should be considered by prospective purchasers of our common stock offered under this prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is November 23 , 2007.

PROSPECTUS SUMMARY
     The following summary does not contain all of the information that may be important to purchasers of our common stock. Prospective purchasers of common stock should carefully review the detailed information and financial statements, including the notes thereto, appearing elsewhere in or incorporated by reference into this prospectus.
The Company
     Incorporated in Texas in 1973, we are a research-based biopharmaceutical, medical device, raw materials and nutraceutical company engaged in the development, manufacturing and marketing of naturally-derived complex carbohydrates and other natural product therapeutics for the treatment of major illnesses, the dressing and management of wounds and nutritional supplements. Our research and proprietary product portfolios are based primarily on complex carbohydrates isolated from the Aloe vera L. plant. Our operations are comprised of three business segments: our Medical Services Division, our Consumer Services Division and DelSite Biotechnologies Inc., or DelSite. We sell prescription and nonprescription medical products through our Medical Services Division and provide manufacturing services to customers in medical markets. Through our Consumer Services Division, we sell consumer and bulk raw material products and also provide product development and manufacturing services to customers in the cosmetic and nutraceutical markets. DelSite, our wholly-owned subsidiary, operates independently from our research and development program and is responsible for the research, development and marketing of our proprietary GelSite® technology for controlled release and delivery of bioactive pharmaceutical ingredients.
     We maintain our principal executive offices at 2001 Walnut Hill Lane, Irving, Texas 75038. Our telephone number is (972) 518-1300. Our website is located at www.carringtonlabs.com. The information contained on our website does not constitute part of this prospectus. Through our website, we make available free of charge our annual reports on Form 10-K, our proxy statements, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act. These reports are available as soon as reasonably practicable after we electronically file those materials with the Securities and Exchange Commission, or SEC. We also post on our website the charters of our Audit, Compensation and Stock Option, Board Governance and Nominating and Executive Committees; and our Code of Business Conduct and Ethics, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC regulations. The documents are also available in print by contacting our corporate secretary at our executive offices.
Our Strategy
     Our strategy is to continue to grow as a research-based biopharmaceutical company focused on offering quality products to our customers and potential partners. Key aspects of our strategy are to:
•	increase revenues by offering innovative new products, growing existing product lines and continuing to offer exceptional customer service;

•	increase profitability by continuing to improve operational efficiency, working capital management and modernization of equipment;

•	enlarge and diversify our customer base to reduce dependence on a limited number of significant customers;

•	develop and market our proprietary GelSite® polymer technology for delivery of vaccines and therapeutics;

•	enter into strategic partnerships and collaboration arrangements related to our GelSite® technology; and

•	continue to develop our knowledge of polymers and their relationship to vaccines and bioactive protein and peptide therapeutics.

The Offering

Common stock offered by the selling shareholders to be issued upon conversion of 10% Convertible Debentures due April 26, 2010 and as payment of principal and interest pursuant to the terms of the debentures and the exercise of Series D-1, D-2 and D-3 and Series E-1 and E-2 warrants.
2,926,922 shares

Use of proceeds.	We will not receive any of the proceeds of sales of common stock by the selling shareholders.

OTC Bulletin Board symbol.	CARN.OB

RISK FACTORS
     You should carefully consider the following risk factors, in addition to those discussed elsewhere in this prospectus, in evaluating our company and our business.
Risks Related to Our Business
     As of November 13, 2007, we had unrestricted cash of approximately $1.0 million, which is expected to be sufficient to allow us to maintain our current and planned operations through February 2008. This does not, however, give us sufficient capital to carry on our business thereafter, as now conducted and proposed to be conducted or provide any reserves for outstanding obligations or anticipated wind-down expenses. Our current cash flow, together with the amounts we would receive, were we to liquidate all of our assets, after taking into account all anticipated uses of the cash, may not be sufficient to pay all amounts on or in respect of our obligations when such amounts are required to be paid.
     We anticipate that we will continue to generate significant losses from operations for the foreseeable future, and that our business will require substantial additional investment that we have not yet secured. These conditions raise substantial doubt about our ability to continue as a going concern. The audit report prepared by our independent registered public accounting firm in connection with our financial statements for the year ended December 31, 2006 included an explanatory paragraph expressing the substantial doubt about our ability to continue as a going concern.
     We may have to incur obligations in the ordinary course of business that are beyond our ability to pay as such obligations mature and we may be forced to file for reorganization or liquidation under the bankruptcy or reorganization laws of an appropriate jurisdiction.
     We will need to raise additional financing, which may not be available on terms acceptable to us, if at all.
     We anticipate that our existing capital resources will be adequate to fund our capital and operating requirements through February 2008. Our cash requirements may vary materially from those now planned. We may need to raise additional capital to fund our future operations. We have issued securities, including senior secured convertible debentures and warrants in recent financings which may make it more difficult to raise additional capital, if necessary. There can be no assurance that additional financing will be available when needed on terms acceptable to us, or at all. If additional funds are raised by issuing equity securities, further dilution to existing shareholders will result and future investors may be granted rights superior to those of existing shareholders.
     Moreover, raising additional funds in the future may trigger the anti-dilution provisions in our outstanding debentures and warrants resulting in further dilution to existing shareholders. Insufficient funds may prevent us from implementing our business strategy or may require us to limit our operations significantly.
     We may not achieve or sustain profitability.
     We reported net losses of $7,092,000 for the nine months ended September 30, 2007, $7,607,000 for the year ended December 31, 2006 and $5,336,000 for the year ended December 31, 2005. We reported nominal net income of approximately $36,000 for the year ended December 31, 2004.
     We rely heavily on outside sources of funds to maintain our liquidity. Our prospects for achieving profitability will depend primarily on how successful we are in executing our business plan to:
•	increase revenues by offering innovative new products, growing existing product lines and continuing to offer exceptional customer service;

•	increase profitability by continuing to improve operational efficiency, working capital management and modernization of equipment;

•	enlarge and diversify our customer base to reduce dependence on a limited number of significant customers;

•	develop and market our proprietary GelSite® technology;

•	enter into strategic partnerships and collaboration arrangements related to our GelSite® drug delivery programs and product candidates; and

•	continue to develop our preclinical product candidates and advance them to the point where they are available for strategic partnerships and collaboration arrangements.
If we are not successful in executing our business plan, we may not achieve or sustain profitability.
     For the nine months ended September 30, 2007 and the years ended December 31, 2006 and December 31, 2005, we had operating cash flow deficits of $5.0 million, $5.0 million and $3.4 million, respectively; and we had an operating cash flow of $2.4 million for the year ended December 31, 2004. We have received a report from our independent registered public accounting firm on our consolidated financial statements for our fiscal year ended December 31, 2006 in which our auditors have included explanatory paragraphs indicating that our significant net losses and working capital deficiency cast substantial doubt about our ability to continue as a going concern.
     We are dependent on a limited number of customers.
     A few large customers account for most of our revenue. Sales to Mannatech, Inc., a customer in our Consumer Services Division, accounted for 27.7% and 18.2% of our total revenue during the quarters ended September 30, 2007 and June 30, 2007, respectively. Sales to Medline Industries, Inc., a customer in our Medical Services Division, accounted for 24.9% and 31.4%% of our total revenue during the quarters ended September 30, 2007 and June 30, 2007, respectively. For the year ended December 31, 2006, sales to Natural Alternatives International, Inc., Mannatech, Medline and Wormser Corporation accounted for approximately 13.5%, 10.3%, 26.2% and 9.8%, respectively, of our total revenue. For the year ended December 31, 2005, sales to Natural Alternatives, Mannatech, and Medline accounted for 26.6%, 6.6% and 26.6%, respectively, for our total revenue. For the year ended December 31, 2004, sales to those three customers accounted for approximately 44.8%, 1.9% and 22.6%, respectively, of our total revenue. We expect that, for the foreseeable future, sales to a limited number of customers will continue to account, alone or in the aggregate, for a high percentage of our net revenues. Dependence on a limited number of customers exposes us to the risk that order reductions from any one customer can have a material adverse effect on our financial position and results of operations. For instance, in 2006, combined sales to Natural Alternatives and Mannatech decreased approximately $2.65 million, or 28.5% from their 2005 levels and in 2005, combined sales to these two customers decreased approximately $5.12 million, or 35.5%, from their 2004 levels. On January 25, 2007, we executed a three-year Supply and Trademark Licensing Agreement with Mannatech. The agreement calls for minimum purchase quantities from Mannatech at fixed price levels. We anticipate 2007 sales to Mannatech under this agreement to be approximately $4.4 million and 2008 sales to be approximately $4.7 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Company Overview.” Presently, we are uncertain as to the future levels of sales, if any, to Wormser. A further significant decrease in orders from Wormser would have a material adverse impact on our revenues and net income, as well as our ability to fund our continuing operations from cash flow.
     We may be subject to product liability exposure.
     We have recently been, and could in the future be, subject to product liability claims in connection with the use of products that we and our licensees are currently manufacturing, testing or selling or that we and any licensees may manufacture, test or sell in the future. We may not have sufficient resources to satisfy any liability resulting from these claims or be able to have our customers indemnify or insure us against such claims. We currently carry product liability insurance in the amount of $10,000,000, but such coverage may not be adequate in terms and scope to protect us against material adverse effects in the event of a successful product liability claim.
     We will need significant additional funds for future research and development.
     Our research and development expenses for the years ended December 31, 2006, 2005, and 2004 were $5,760,000, $5,796,000 and $4,737,000, respectively. Given our current level of cash reserves and low rate of revenue generation, we may not be able to fully advance the development of our products unless we raise additional cash through financing from the sale of our securities and/or through additional partnering agreements or research grants, none of which may be available on terms acceptable to us or at all.
     We will need significant funding to pursue our overall product development plans. In general, our products under development will require significant, time-consuming and costly research and development, clinical testing, regulatory approval and significant additional investment prior to their commercialization. The research and development activities we conduct may not be successful; our products under development may not prove to be safe and effective; our clinical development work may not be completed; and the anticipated products may not be commercially viable or successfully marketed.

     We have substantial indebtedness and may be unable to generate the cash flow to service our debt obligations.
     We have substantial indebtedness, and under certain circumstances, we may become further indebted. Our current total indebtedness is $16,047,129. We have $8,000,000 in senior secured convertible debentures which mature on April 26, 2010. Principal payments of $266,667 are paid monthly and 10% interest payments of $200,000 are paid quarterly. We have $5,000,000 in notes which mature no later than November 18, 2009. Payments of 6% interest of $75,000 are paid quarterly. We have a $400,000 note to Swiss American which matures December 20, 2009. Payments of 6% interest of $6,000 are paid quarterly. We have a revolving credit facility with Banco Nacional pursuant to which we have drawn $2,000,000. We also have a $259,480 term loan and a $249,011 term loan from Bancredito. We have a $3,885 note from Sabila Industrial. We also have $134,753 in capital leases.
     This much debt could pose substantial risks to our business. Our business may not generate sufficient cash flow, and we may be unable to service our indebtedness or to make anticipated capital expenditures. Our ability to meet our expenses and debt obligations, to refinance our debt obligations and to fund planned capital expenditures will depend on our future performance, which will be affected by general economic, financial, competitive, legislative, regulatory and other factors beyond our control. If we are unable to generate sufficient cash flow from operations or to borrow sufficient funds in the future to service our debt, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of our existing debt or obtain additional financing. For example, we are presently contemplating the disposition of certain of our non-strategic assets in order to service our need for cash to fund operations. We may not be able to refinance our debt, sell assets or borrow more money on terms acceptable to us, if at all.
     We are subject to extensive governmental laws and regulations that may adversely affect the cost, manner or feasibility of doing business.
     We are subject to regulation by numerous governmental authorities in the United States and other countries. The commercialization of certain of our proposed products will require approvals from the Food and Drug Administration, or the FDA, and comparable regulatory agencies in most foreign countries. To obtain such approvals, the safety and efficacy of the products must be demonstrated through extensive preclinical testing and human clinical trials. The safety or efficacy of a product, to the extent demonstrated in preclinical testing, may not be pertinent to the development of, or indicative of the safety or efficacy of, a product for the human market. In addition, the results of clinical trials of a product may not be consistent with results obtained in preclinical tests. Furthermore, there is no assurance that any product will be shown to be safe and effective or that regulatory approval for any product will be obtained on a timely basis, if at all.
     Certain of our proposed products will require governmental approval or licensing prior to commercial use. Our research, development, preclinical and clinical trial activities, as well as the manufacture and marketing of any products that we may successfully develop, are subject to an extensive regulatory approval process by the FDA and other regulatory agencies abroad. The process of obtaining required regulatory approvals for some of our products is lengthy, expensive and uncertain, and any regulatory approvals may contain limitations on the indicated usage of a product, distribution restrictions or may be conditioned on burdensome post-approval study or other requirements, including the requirement that we institute and follow a special risk management plan to monitor and manage potential safety issues, all of which may eliminate or reduce the product’s market potential. Post-market evaluation of a product could result in marketing restrictions or withdrawal from the market.
     The results of preclinical and Phase 1 and Phase 2 clinical studies are not necessarily indicative of whether a product will demonstrate safety and efficacy in larger patient populations, as evaluated in Phase 3 clinical trials. Additional adverse events that could impact commercial success, or even continued regulatory approval, might emerge with more extensive post-approval patient use. Future United States or foreign legislative or administrative acts could also prevent or delay regulatory approval of our or our licensees’ products. Failure to obtain requisite governmental approvals or failure to obtain approvals of the scope requested could delay or preclude us and any of our licensees from marketing our products, or could limit the commercial use of the products, and thereby have a material adverse effect on our liquidity and financial condition.
     We operate in a highly competitive industry, and our failure to remain competitive with our competitors, many of which have greater resources than we do, could adversely affect our results of operations.
     The biopharmaceutical field is expected to continue to undergo rapid and significant technological change. Potential competitors in the United States and abroad are numerous and include pharmaceutical, chemical and biotechnology companies. Many of these companies have substantially greater capital resources, research and development staffs, facilities and expertise (in areas including research and development, manufacturing, testing, obtaining regulatory approvals and marketing) than we have. This competition can be expected to become more intense as commercial applications for biotechnology and pharmaceutical products increase. Some of these companies may be better able than us to develop, refine, manufacture and market products which have application to the same indications as we are exploring. We understand that certain of these competitors are in the process of conducting human clinical trials of, or have filed applications with government agencies for approval to market, certain products that will compete in markets associated with products we currently have under development. We compete against many companies that sell products which are competitive with our products, with many of our competitors using very aggressive marketing efforts. Many of our competitors are substantially larger than we are in terms of sales and distribution networks and have substantially greater financial and other resources. Our ability to compete against these companies will depend in part on the expansion of the marketing network for our products.
     The breadth, validity and enforceability of patents we have obtained cannot be predicted.
     We attempt to protect our proprietary rights by filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of the our business. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions, and therefore the breadth, validity and enforceability of claims allowed in patents we have obtained cannot be predicted.
     Our pending applications or patent applications in preparation may or may not be issued as patents in the future. Additionally, our existing patents, patents pending and patents that we may subsequently obtain will not necessarily preclude competitors from developing products that compete with products we have developed and thus would substantially lessen the value of our proprietary rights. We intend to file additional patent applications, when appropriate, relating to our technologies, improvements to our technologies and specific products we may develop. If any of our patents are challenged, invalidated, circumvented or held to be unenforceable, we could lose the protection of rights we believe to be valuable, and our business could be materially and adversely affected. We are not currently involved in any proceedings in the United States, however, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the U.S. and we are in involved in an opposition proceeding pending in the European Patent Office. See “Business—Patents and Proprietary Rights.”
     We also rely on trade secrets to protect our technology, especially where patent protection is not believed to be appropriate or obtainable. We protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants and certain contractors. These agreements may not ultimately provide us with adequate protection in the event of unauthorized use or disclosure of confidential or proprietary information, and, in addition, the parties may breach such agreements or our agreements may be deemed unenforceable. Our trade secrets may otherwise become known to, or be independently developed by, our competitors.
Risks Related to Our Private Placement of Senior Secured Convertible Debentures and Warrants
     Substantial leverage and debt service obligations may adversely affect our cash flows.
     In connection with the sale of our senior secured convertible debentures in April 2007 and August 2007, we incurred new indebtedness of $8.0 million. As a result of this indebtedness, our principal and interest payment obligations increased substantially. The degree to which we are leveraged could, among other things:
•	require us to sell some of our existing assets (which could adversely affect our long-term revenue prospects);
•	require us to dedicate a substantial portion of our future cash flows from operations and other capital resources to debt service, especially if we are unable to make payments of principal and interest in common stock, due to, among other things, failure to satisfy the equity conditions that must be met to enable us to do so;

•	make it difficult for us to obtain necessary financing in the future for working capital, acquisitions or other purposes on favorable terms, if at all;

•	make it more difficult for us to be acquired;

•	make us more vulnerable to industry downturns and competitive pressures; and

•	limit our flexibility in planning for, or reacting to changes in, our business.

Our ability to meet our debt service obligations will depend upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.
     We could be required to make substantial cash payments upon an event of default, a failure to meet certain financial covenants or a change of control under our senior secured convertible debentures and related warrants, and, because the debentures are secured, holders of the debentures could take action against our assets upon an event of default.
     Our senior secured convertible debentures provide for events of default including, among others, payment defaults, cross-defaults, breaches of any representation, warranty or covenant that is not cured within the proper time periods, failure to perform certain required activities in a timely manner, our common stock no longer being listed on an eligible market, the effectiveness of the registration statement of which this prospectus is a part lapses beyond a specified period and certain bankruptcy-type events involving us or any significant subsidiary. Upon an event of default, the holders of the debentures may elect to require us to repurchase all or any portion of the outstanding principal amount of the debentures for a purchase price equal to 115% of such outstanding principal amount, plus all accrued but unpaid interest.
     Our senior secured convertible debentures also provide that we maintain a trailing twelve month revenue of at least $23.5 million with respect to fiscal quarters in 2007 and at least $25 million thereafter and a secured debt coverage ratio of no less than one. If we fail to meet these covenants, the holders of the debentures may elect to require us to repurchase all or any portion of the outstanding principal amount of the debentures for a purchase price equal to 115% of such outstanding principal amount, plus all accrued but unpaid interest on five business days notice.
     In addition, under the terms of the debentures and warrants, upon a change of control of our company, (i) the holders of the debentures may elect to require us to purchase the debentures for the greater of (a) 120% of the outstanding principal amount plus any accrued and unpaid interest and (b) the Black-Scholes value of the remaining unconverted portion of each debenture and (ii) the holders of the warrants may elect to require us to purchase the warrants for a purchase price equal to the Black-Scholes value of the remaining unexercised portion of each warrant.
     If an event of default or change of control occurs or we fail to meet the financial covenants, our available cash could be seriously depleted and our ability to fund operations could be materially harmed. Furthermore, because the debentures are secured, if an event of default occurs, the holders of the debentures may take action against our assets (including the stock of our subsidiaries) under the terms of a Security Agreement.
     We are responsible for having the resale of shares of common stock underlying the senior secured convertible debentures and warrants issued in our 2007 private placement registered with the SEC within defined time periods and will incur liquidated damages if the shares are not registered with the SEC within those defined time periods.
     Pursuant to our agreement with the investors in our 2007 private placement, we are obligated to (i) file a registration statement covering the resale of the common stock underlying the securities issued in the private placement with the SEC within 10 days following the second closing that occurred on August 27, 2007, (ii) use our best efforts to cause the registration statement to be declared effective within 60 days following the second closing of the private placement (or 90 days from the second closing if our registration statement is reviewed by the SEC or 120 days from the second closing if the SEC does not permit us to register the shares underlying the debentures and warrants on Form S-3 because the SEC believes that such sale does not constitute a valid secondary offering under Rule 415 promulgated under the Securities Act ) and (iii) use our best efforts to keep the registration statement effective until the earlier of (x) the fifth anniversary of the effective date of the registration statement, (y) the date all of the securities covered by the registration statement have been publicly sold and (z) the date all of the securities covered by the registration statement may be sold without restriction under SEC Rule 144(k).
     If we fail to comply with these or certain other provisions, then we will be required to pay liquidated damages of 1.5% of the aggregate purchase price paid by the investors in the private placement for the initial occurrence of such failure and 1.5% of such amount for each subsequent 30 day period the failure continues (pro rated for any partial period). Any such payments could materially affect our ability to fund operations.
     The agreements governing the senior secured convertible debentures and related warrants contain various covenants and restrictions which may limit our ability to operate our business.
     The agreements governing the senior secured convertible debentures and related warrants contain various covenants and restrictions, including, among others:

•	until the one year anniversary of the effective date, the obligation that we offer to the holders the opportunity to participate in subsequent securities offerings (up to 50% of such offerings), subject to certain exceptions for, among other things, the issuance of up to 1,500,000 shares of common stock in connection with a strategic relationship; and

•	for so long as the debentures are outstanding, the obligation that we not incur any indebtedness that is senior to, or on parity with, the debentures in right of payment, subject to limited exceptions for existing debt facilities, purchase money indebtedness and capital lease obligations.
These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities, any of which could have a material adverse impact on our business.

Risks Related to Our Common Stock
     Our common stock has been delisted from NASDAQ, which limits the market for our common stock and could adversely affect the ability of our stockholders to resell our common stock.
     NASDAQ delisted our common stock on October 22, 2007 for failure to maintain certain listing requirements and has suspended trading of our shares through the NASDAQ Capital Market. Shares of our common stock are presently traded on the OTC Bulletin Board. The stock may be less liquid and more volatile as a result, and it may be more difficult to raise new operating funds in the public market. Further, the ability of our stockholders to obtain liquidity and consistent market prices for our shares will likely be significantly impaired.
     In addition, our common stock may constitute “penny stock” (as defined in Rule 3a51-1 promulgated under the Exchange Act) if it fails to meet certain criteria set forth in such Rule. Various practice requirements are imposed on broker-dealers who sell “penny stocks” to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transactions prior to sale. Consequently, the Rule may deter broker-dealers from recommending or selling our common stock, which could further affect the liquidity of the common stock.
     The market price for our common stock may be volatile, and many factors could cause the market price of our common stock to fall.
     Many factors could cause the market price of our common stock to rise and fall, including the following:
•	variations in our quarterly results;

•	announcements of technological innovations by us or by our competitors;

•	introductions of new products or new pricing policies by us or by our competitors;

•	acquisitions or strategic alliances by us or by our competitors;

•	recruitment or departure of key personnel;

•	the gain or loss of significant orders;

•	the gain or loss of significant customers;

•	changes in the estimates of our operating performance or changes in recommendations by any securities analysts that follow our stock; and

•	market conditions in our industry, the industries of our customers, and the economy as a whole.
Since our initial public offering in 1983, the market price of our common stock has fluctuated over a wide range, and it is likely that the price of our common stock will fluctuate in the future. For example, on October 18, 2006, the closing price per share of our common stock was $3.69; on January 18, 2007, the closing price per share of our common stock was $3.13; on April 18, 2007; the closing price per share of our common stock was $2.05; on July 18, 2007, the closing price per share of our common stock was $1.44 per share and on November 19, 2007, the closing price per share of our common stock was $0.22 per share.
     You may experience dilution of your ownership interests due to the future issuance of additional shares of our common stock, including shares we are required to issue upon adjustment of the conversion price of our outstanding senior secured convertible debentures or the exercise price of our outstanding warrants, which could have an adverse effect on our stock price.
     Future issuances of additional shares of common stock, including those issued pursuant to the conversion or exercise of some or all of our senior secured convertible debentures and warrants will dilute the ownership interests of our shareholders. If we sell common stock or common stock equivalents at a price per share that is below the then-applicable conversion price of our senior secured convertible debentures, and/or below the then-applicable exercise price of certain of our outstanding warrants, then the conversion price or exercise price, as the case may be, of such securities may adjust downward and, as a result, the amount of shares of common stock issuable upon conversion or exercise of such securities would increase. As a result of the foregoing, we may be required to issue more shares of common stock than previously anticipated which would result in the dilution of our existing shareholders. Future sales of shares of our common stock by existing shareholders, or by shareholders who receive shares of our common stock through the exercise of options or warrants, the conversion of preferred stock or otherwise, could have an adverse effect on the price of our common stock.
     Sales of substantial amounts of common stock in the public market could reduce the market price of our common stock and make it more difficult for us and our shareholders to sell our equity securities in the future.
     A substantial number of shares of our common stock are registered for resale in connection with the issuance of the senior secured debentures and warrants. Resale of a significant number of these shares into the public market, when registered, could depress the trading price of our common stock and make it more difficult for our shareholders to sell equity securities in the future. In addition, to the extent other restricted shares become freely available for sale, whether through an effective registration statement or under Rule 144 of the Securities Act of 1933, as amended, or if we issue additional shares that might be or become freely available for sale, our stock price could decrease.
     We do not pay cash dividends.
     We have not paid any cash dividends on our common stock since our initial public offering in 1983 and do not anticipate that we will pay cash dividends in the foreseeable future. Instead, we intend to apply any earnings to the expansion and development of our business.
     Certain provisions of Texas law, our restated articles of incorporation and our bylaws could make it more difficult for a third party to acquire us, discourage a takeover and adversely affect existing shareholders.
     Our restated articles of incorporation and the Texas Business Corporation Act contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of our company, even when these attempts may be in the best interests of shareholders. These include provisions limiting the shareholders’ powers to remove directors or take action by written consent instead of at a shareholders’ meeting. Our restated articles of incorporation also authorizes our board of directors, without shareholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Our bylaws also include provisions that divide our directors into three classes that are elected for staggered three-year terms and that establish advance notice procedures with respect to submissions by shareholders of proposals to be acted on at shareholder meetings and of nominations of candidates for election as directors. Texas law also imposes conditions on certain business combination transactions with “interested shareholders.”
     We have also adopted a shareholder rights plan intended to encourage anyone seeking to acquire our company to negotiate with our board of directors prior to attempting a takeover. While the plan was designed to guard against coercive or unfair tactics to gain control of our company, the plan may have the effect of making more difficult or delaying any attempts by others to obtain control of our company.
     These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which shareholders might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of shareholders to approve transactions that they may deem to be in their best interests.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Company Overview
     We are a research-based biopharmaceutical, medical device, raw materials and nutraceutical company engaged in the development, manufacturing and marketing of naturally-derived complex carbohydrates and other natural product therapeutics for the treatment of major illnesses, the dressing and management of wounds and nutritional supplements. We are comprised of three business segments. We generate revenues through the sales of prescription and non-prescription medical products through our Medical Services Division. We also generate revenue through the sales of consumer and bulk raw material products and sales of specialized product development and manufacturing services to customers in the cosmetic and nutraceutical markets through our Consumer Services Division. In addition, we generate revenues from research grant awards through our DelSite subsidiary that is engaged in the research, development and marketing of our proprietary GelSite[R] technology for controlled release and delivery of bioactive pharmaceutical ingredients.
     Products sold through our Medical Services Division include hydrogels, wound cleansers, hydrocolloids, advanced wound covering products, incontinence-care products and two lines of condition-specific products. Many products sold through this division contain our proprietary, medical-grade raw material, Acemannan Hydrogel[TM]. We regularly engage in development projects to create line extensions and other new products for this category. Products sold through our Consumer Services Division include Manapol[R] and other proprietary and non-proprietary raw materials sold to nutraceutical and cosmetic customers; nutritional products sold under the AloeCeuticals[R] brand; skin care products sold under the Snow or Sun[TM] brand and private-labeled products manufactured to customer specifications, including powders, creams, liquids, gels, lotions, drinks, tablets and capsules for various customers.
     Prior to 1996, we generated most of our revenues from product sales in our Medical Services Division. In 1996, we launched our line of raw materials, including Manapol[R] powder, through our Consumer Services Division. In 2001, we created our specialty manufacturing group to provide services to cosmetic and nutraceutical markets, and in December 2002, we acquired the assets of the custom division of CBI, resulting in increased revenues for our Consumer Services Division.
     In 2006, approximately 32% of our revenues were generated through product sales, services and royalties in our Medical Services Division, 61%, through sales of products and services in our Consumer Services Division and 7% through U.S. Federal grant income in DelSite.
     Sales to Natural Alternatives, Mannatech, Medline and a new large customer, Wormser, accounted for approximately 13.5%, 10.3%, 26.2% and 9.8%, respectively, of our total revenue. In 2006, combined sales to Natural Alternatives and Mannatech decreased approximately $2.64 million, or 28.5%, from their 2005 levels and in 2005, combined sales to these two customers decreased approximately $5.12 million, or 35.5%, from their 2004 levels. Beginning in July 2005, sales to Mannatech/Natural Alternatives began to decline significantly as their demand for our materials decreased and they utilized excess inventories in their production. The entire $5.12 million decline in 2005 was due to their decreased demand. In the first quarter of 2006, sales to Mannatech/Natural Alternatives were $2.4 million, which was 38.5% below the same quarter in the previous year but were 57.4% above the previous calendar quarter, indicating that much of the excess inventory had been consumed. Revenues in the second and third quarters were $1.2 million each, which was 63.5% below and 99.3% above the same quarter in the previous year, respectively. Revenues from Mannatech/Natural Alternatives were $1.8M in the fourth quarter 2006, which was 20.0% above the fourth quarter 2005. Revenues in the second half of 2006 were 42.7% above the second half of 2005, indicating that, although demand had not returned to previous levels, since the overall year was down $2.64 million, the excess inventory had been consumed and an increase in demand occurred. On January 25, 2007, we entered into a three-year Supply and Trademark Licensing Agreement with Mannatech. The agreement calls for minimum purchase quantities from Mannatech at fixed price levels. We expect the first year minimum sales amount under the Mannatech agreement to be approximately $4.4 million and the second year minimum sales amount to be $4.7 million.
Revenues

			Year over-Year	Year over-Year
(in thousands)	2006	2005	Growth ($)	Growth (%)
Net product sales	$25,000	$24,038	$962	4.0%
Royalty income	417	2,299	(1,882)	(81.9%)
Grant income	1,989	1,624	365	22.5%

Total revenues	$27,406	$27,961	$(555)	(2.0%)

Grant Awards
     In March 2004, DelSite received an SBIR grant award of up to $888,000 over a two-year period. The grant has funded additional development of GelVac[TM], DelSite’s intranasal vaccine delivery platform technology. In January 2006, DelSite applied for and received a six-month extension of time to complete the approved work under this grant. In November 2006, DelSite received permission to further extend the grant to May 2007. The research covered under the grant has been completed and the extension is mainly for further expanding the development activities. In October 2004 DelSite received notification of a $6 million grant over a three-year period from the National Institute of Allergy and Infectious Diseases. The $6 million grant is funding the development of an inactivated influenza nasal powder vaccine against the H5N1 strain, commonly known as bird flu, utilizing our proprietary GelVac[TM] delivery system. The grant was awarded under a biodefense and SARS product development initiative and is funding a three- year preclinical program. In August 2007, we applied for an extension of time to complete the work under the $6 million grant from the National Institute of Allergy and Infectious Diseases and were granted an extension of time until August 2008 to complete the work under the grant.
     Our costs and expenses generally fall into five broad categories: cost of product sales; sales and distribution expenses in support of product sales; general and administrative expenses; product support and DelSite research and development expenses. In recent years, we have shifted a greater percentage of our overall research and development expenses to DelSite. General and administrative expenses represent corporate infrastructure costs, such as accounting, human resources and information systems, and executive management expenses. In addition to our operating expenses, we also incur interest expense arising from the debt portion of our capital structure.
Costs and Expenses

			Year over-Year	Year over-Year
	2006	2005	Growth ($)	Growth (%)
Cost of product sales	$20,586	$18,581	$2,005	10.8%
Selling, general and administrative	7,662	8,731	(1,069)	(12.2%)
Research and development	670	822	(152)	(18.5%)
Research and development, DelSite	5,090	4,974	116	2.3%
Other expenses (income)	(9)	(131)	122	(93.1%)
Interest expense (income), net	1,014	301	713	236.9%
Financing Transactions
     On April 25, 2007, we entered into an $8 million private placement of convertible debentures and common stock warrants with a group of institutional investors.
     At the closing of the first tranche of the private placement on April 27, 2007, we issued senior secured convertible debentures in the aggregate principal amount of $4,378,741, warrants to purchase 1,633,859 shares of common stock (the “Series D-1 Warrants”), warrants to purchase 1,351,216 shares of common stock (the “Series D-2 Warrants”), and warrants to purchase, to the extent that we redeem the first closing debentures, up to 2,178,478 shares of common stock (the “Series E-1 Warrants”).
     At the closing of the second tranche of the private placement on August 27, 2007, we issued senior secured convertible debentures in the aggregate principal amount of $3,621,259, warrants to purchase, to the extent that we redeem the second closing debentures, up to 4,526,575 shares of common stock (the “Series E-2 Warrants”), and warrants to purchase 2,500,000 shares of common stock (the “Series D-3 Warrants”). Additionally, the Series D-2 Warrants were amended to cover 3,394,930 shares of common stock.
     The first closing debentures are convertible into shares of our common stock at a conversion price of $2.01. The second closing debentures are convertible into shares of our common stock at a conversion price of $.80. If at any time following the one year anniversary of the effective date of the registration statement to which this prospectus relates, the volume-weighted average trading price per share of common stock for any 20 consecutive trading days exceeds 200% of the conversion price, then, if certain equity conditions are satisfied, we may require the holders of the debentures to convert all or any part of the outstanding principal into shares of common stock at the conversion price. The debentures contain certain limitations on optional and mandatory conversion.
     The debentures bear interest at the rate of ten percent per annum. Interest is payable quarterly beginning on June 30, 2007. The original principal amount of the debentures is to be repaid in 30 equal monthly installments of $266,667 beginning on October 26, 2007 and ending on March 1, 2010, at which time any remaining amounts will be due. Payments of principal and interest may be made in cash or, at our option if certain equity conditions are satisfied, in shares of common stock. If principal or interest is paid in shares of common stock, the price per share will be at a 20% discount to the volume-weighted average trading price for the 20 trading days preceding the payment date and we will be required to make such stock payment 21 days prior to the date such principal or interest is due.
     We may, under certain circumstances, redeem the debentures for cash equal to 115% of the aggregate outstanding principal amount plus any accrued and unpaid interest. If we elect to redeem the debentures, upon such redemption, the Series E Warrants will become exercisable for the number of shares of our common stock into which the debentures are convertible at the time of such redemption.
     The Series D-1 Warrants and Series E-1 Warrants are exercisable at a price of $2.01 per share and the Series D-2 Warrants, Series D-3 Warrants and Series E-2 Warrants are exercisable at a price of $.80 per share. These warrants are exercisable for a period beginning six months from the date of the first closing and ending on the seventh anniversary of the date of such warrants.
     The conversion price for the debentures and all of the warrants is subject to adjustment for stock splits, stock dividends, combinations, distributions of assets or evidence of indebtedness, mergers, consolidations, sales of all or substantially all assets, tender offers, exchange offers, reclassifications or compulsory share exchanges. In addition, subject to certain exceptions, the conversion price for the debentures is subject to anti-dilution adjustments from time to time if we issue common stock or convertible securities at a price below the then current conversion price for the debentures or the then current market price of our common stock.
     We also issued placement agent warrants in the first closing that entitle the holders thereof to purchase up to an aggregate of 141,601 shares of our common stock a price of $2.01 per share and issued additional warrants in the second closing to purchase approximately 294,227 shares of our common stock at a price of $0.80 per share. These warrants are exercisable for a period beginning six months from the date of the first closing and ending on the fifth anniversary of the date of such warrants.
     On November 18, 2005, we sold $5,000,000 aggregate principal amount of 6.0% subordinated notes. The notes have a term of four years and mature on November 18, 2009. Interest on the notes is payable quarterly in arrears. In connection with the sale of the notes, the purchasers of the notes received (i) Series A Common Stock Purchase Warrants to purchase an aggregate of 2,500,000 shares of our common stock, par value $.01 per share, and (ii) Series B Common Stock Purchase Warrants to purchase an aggregate of 2,500,000 shares of our common stock. The 5,000,000 warrants have a fair value of $4.8 million and an allocated value of $2.7 million based on their relative fair value with the associated debt, which was recorded as a debt discount. In addition, the placement agent involved in the offering of the notes and warrants received a Series C Warrant to purchase 200,000 shares of our common stock. All of the Series A Warrants and Series C Warrants have an exercise price of $5.00 per share, are immediately exercisable and expire, subject to certain acceleration events relating to the closing stock price, on November 18, 2009. All of the Series B Warrants have an exercise price of $10.00 per share, are immediately exercisable and expire on November 18, 2009. As of September 30, 2007, there was $5,000,000 outstanding on the notes with an associated debt discount of $1,851,000 for a net balance of $3,149,000. Additionally, we incurred $674,000 of debt issue costs related to this financing arrangement, which will be amortized over the term of the debt. As a result of the debt discount associated with the value of the warrants the effective interest rate on this transaction was 30%.
     On December 23, 2005, we completed a sale and leaseback transaction involving our corporate headquarters and manufacturing operations located in Irving, Texas to the Busby Family Trust and the Juice Trust, both of which are assignees of the original purchaser, neither of which are affiliated with us. The building and land were sold for a total sale price of $4.8 million. Net proceeds from the transaction amounted to $4.1 million, after deducting transaction-related costs and retiring the mortgage note related to the property. Simultaneously, we agreed to lease the land and building from the purchaser for a period of 15 years, subject to two five- year renewal options. The rental payment for the first five years of the lease term is $470,000 per year and increases by 10.4% for each of the next two five-year increments. Rent for the renewal terms under this lease agreement will be the greater of 95% of the then current market rent or the rent for the last year prior to renewal. We have provided the lessor a $100,000 letter of credit which is used as security on the lease. We have accounted for this lease as an operating lease.

Cash Flow

			Year over-	Year over-
			Year	Year
($ in thousands)	2006	2005	Growth ($)	Growth (%)
Net cash provided by (used in) operating activities	$(5,039)	$(3,430)	$(1,609)	(46.9%)
Net cash provided by (used in) investing activities	(383)	4,006	(4,389)	(109.6%)
Net cash provided by financing activities	38	3,256	(3,218)	(98.8%)
     The decrease in net cash provided by operating activities was primarily related to the $7.6 million net loss for the year as compared to net loss of $5.3 million in 2005. The decrease in cash provided by investing activities is the result of a $383,000 investment in facilities and equipment in 2006, as compared to the 2005 disposal of assets in the sale/leaseback transaction with a book value of $4.6 million, which was partially offset by investment in facilities and equipment of $610,000. The decrease in net cash provided by financing activities reflects proceeds of $253,000 from common stock issuances offset in part by $215,000 in debt repayments in 2006 as compared to the sale of $5.0 million 6% subordinated notes partially offset by principal payments on debt and capital lease obligations of $1.5 million and a cash payment for debt issue costs of $426,000 in 2005. We utilize the cash flow generated from our manufacturing and sales operations and borrowings to fund additional capital projects in support of manufacturing operations and to fund the research activities of DelSite.
Key Performance Indicators
The following table illustrates the key performance indicators that we use to measure performance and manage the business.

FISCAL YEARS ENDED
	2006	2005
(Dollars in thousands)
Days Sales Outstanding:
Accounts receivable	$2,659	$2,679
Fourth quarter sales	6,739	5,809
Divided by 90 days equals average daily sales	74.9	64.5

Accounts receivable divided by average daily sales equals days sales outstanding	35.5	41.5

Inventory Months on Hand:
Inventory	$3,405	$4,705
Fourth quarter cost of product sales	5,328	4,935
Divided by 3 equals average monthly cost of product sales	1,776	1,645

Inventory divided by average monthly cost of product sales equals Months inventory on hand	1.9	2.9

Current Ratio:
Current assets	$7,097	$14,038
Divided by current liabilities	6,061	7,063

Equals current ratio	1.17	1.99

Quick Ratio:
Quick assets	$3,537	$8,941
Divided by current liabilities	6,061	7,063

Equals quick ratio	0.58	1.27

Debt to Equity:
Current liabilities	$6,061	$7,063
Long-term debt	3,745	3,418

Total debt	$9,806	$10,481

FISCAL YEARS ENDED
	2006	2005
(Dollars in thousands)
Divided by equity	4,192	11,508

Equals debt to equity	2.34	0.91

Long-Term Debt to Equity:
Long-term debt	$3,745	$3,418
Divided by equity	4,192	11,508

Equals long-term debt to equity	0.89	0.30

Working Capital:
Current assets	$7,097	$14,038
Less current liabilities	6,061	7,063

Equals working capital	$1,036	$6,975

     Key performance indicators are used by us to measure the performance of our business. We measure Days Sales Outstanding (“DSO”) as a means of determining our efficiency in collecting from customers. In the fourth quarter of 2006, our DSO was six days less than in the fourth quarter of 2005 due to more aggressive collection efforts and to more selective credit terms offered. We measure Inventory Months on Hand (“IMOH”) as a means of determining production planning efficiency and demand management. The IMOH at the end of 2006 was 1.9 months versus 2.9 months at the end of 2005. The decrease was the result of the implementation of improved production planning procedures and the revision of production levels of Manapol® due to decreased demand from Mannatech.
Liquidity and Capital Resources
     Our financial statements have been prepared on a going concern basis, which assumes we will realize our assets and discharge our liabilities in the normal course of business. As reflected in the accompanying consolidated financial statements and as the result of our significant investment in the research and development activities of DelSite, we incurred cumulative net losses of $12.9 million and used cash from operations of $6.1 million during the three years ended December 31, 2006. In the first nine months of 2007, we incurred net losses of $7,092,000 and used cash from operations of $5,009,000. We currently consume cash in the normal course of our operations at the rate of approximately $1,800,000 to $2,200,000 per quarter. We have historically depended on operating cash flows, bank financing, advances on royalty payments under certain of our existing contracts and equity financing to fund our operations, capital projects and research and development projects, with the majority of funds generated from operating cash flows. We also have available to various leasing arrangements for financing equipment purchases, and are seeking additional grant awards and other potential collaborative or sponsorship funding for DelSite projects and potential licensing revenues from DelSite projects. Recently, we have also focused on selling certain of our non-strategic assets to generate cash to fund our operations.
     Our net cash requirements for the period October 1, 2007 through June 30, 2008 are projected to be approximately $3.4 million. During this period, $2.6 million will be needed to fund net DelSite expenses for research and development work on its proprietary drug delivery systems. In addition, $1.5 million will be needed to fund operating losses in our Medical Services and Consumer Services divisions, $0.5 million will be needed for ongoing investment in capital equipment and $3.0 million for debt service. These cash requirements will be partially offset by the $3.3 million existing cash balance at September 30, 2007. Our current cash balances are expected to last until February 2008. Based on current estimates, we believe that we will need to raise approximately $8.0 million in additional capital to meet our operating and research and development needs through the end of 2008.
     We have two financial covenants with respect to the debentures issued in our $8.0 million private placement transaction. The first is a minimum trailing twelve month revenue figure of $23.5 million for quarters ending in 2007 and $25.0 million for quarters ending thereafter. The second covenant is a secured debt coverage ratio. In the event that either of these covenants is not met, the note holders have the right to require us to prepay all, or, such portion of the outstanding principal amount of the debentures, plus any accrued and unpaid interest with a 15% prepayment premium included. We expect to meet the covenant requirements through the remainder of 2007. Should we not be in compliance with a covenant, we would not have the resources to fully satisfy the prepayment obligation. None of our other debt obligations require us to comply with any financial covenants.
The following table summarizes our contractual obligations at December 31, 2006 (dollars in thousands):

	Payments Due by Period
		Less than	One to	Three to	More than
		One	Three	Five	Five
	Total	Year	Years	Years	Years
Contractual Obligations

Notes Payable
Line of Credit with Comerica Bank (8.75% at December 31, 2006)	$1,811	$1,811	$—	$—	$—
Private Placement note payable (6.0% at December 31, 2006)	5,000	—	—	5,000	—
Swiss American Products note payable (6.0% at December 31, 2006)	400	—	—	400	—
Bancredito note payable (U.S. prime plus 2.25%, 10.5% at December 31, 2006)	592	103	227	210	52
Other	—	—	—	—	—
Capital leases	224	110	109	5	—
Operating leases	10,481	1,394	2,249	1,897	4,941

Total contractual obligations	$18,508	$3,418	$2,585	$7,512	$4,993

     For the quarter ended September 30, 2007, significant sales, defined as amounts in excess of ten percent (10%) of revenue, were made to three customers. Sales to Mannatech, a customer in the Consumer Services Division, accounted for 27.7% and 9.9% of our total revenue during the quarter ended September 30, 2007 and 2006, respectively. Sales to Medline, a customer in the Medical Services Division, accounted for 24.9% and 28.2% of our total revenue during the quarter ended September 30, 2007 and 2006, respectively. A customer in the Consumer Services Division, Wormser accounted for 18.9% and 10.8% of our total revenue during the quarter ended September 30, 2007 and 2006, respectively.
     Sales to Natural Alternatives, Mannatech, Medline and Wormser accounted for approximately 13.5%, 10.3%, 26.2% and 9.8%, respectively, of our total revenue in 2006. During 2006 a new large customer, Wormser, was added to our client base. Further, in 2006, combined sales to Natural Alternatives and Mannatech decreased approximately $2.64 million, or 28.5%, from their 2005 levels and in 2005, combined sales to these two customers decreased approximately $5.12 million, or 35.5%, from their 2004 levels.
     Cash as of September 30, 2007 was $3,742,000 versus $878,000 at December 31, 2006, an increase of $2,864,000. We recorded a $2,369,000 increase in cash from the First Closing of the $8 million private placement transaction, including debt discount and a $3,371,000 increase in cash, including debt discount from the Second Closing. This financing was primarily offset by operating losses of $7,092,000 ($4,288,000 net of non-cash expenses) and $942,000 favorable changes in other working capital accounts. We also used $218,000 in cash for capital expenditures during the first nine months of 2007.
     At December 31, 2006 and 2005, we held cash and cash equivalents of $878,000 and $6,262,000, respectively, a decrease of $5,384,000. The decrease was primarily due to the losses from operations of $7,607,000, which was partially offset by non-cash items for depreciation and amortization of fixed assets, debt discount, debt-issue costs and deferred revenue of $2,379,000. (See discussion in “Results of Operations.”) Additionally, we utilized $383,000 in capital expenditures to acquire operating assets. Customers with significant accounts receivable balances at the end of 2006 included Mannatech ($711,000), Medline ($1,033,000) and Wormser ($329,000), and of these amounts $1,952,000 (94.2%) had been collected as of February 28, 2007. As reflected in our consolidated financial statements, we incurred net losses of $2.16 million and used cash from operations of $806,000 during the three months ended December 31, 2006. We project operating deficits for fiscal 2007 before consideration of potential funding sources for this same period.
     At December 31, 2006, our debt/equity ratio was 2.34 to 1 and at September 30, 2007 it was 19.7 to 1.
     Prior to the first closing of the $8 million private placement, we had a credit facility with Comerica Bank Texas that provided for borrowings for up to $3 million based on the level of qualified accounts receivable and inventory. The credit facility was collateralized by accounts receivable and inventory. Borrowings under the credit facility bore interest at Comerica’s prime rate plus 0.5%. Subsequent to the first closing, our $1.7 million indebtedness under the facility was extinguished with the proceeds from the private placement.
     On February 12, 2007, Sabila Industrial, S.A., one of our wholly-owned subsidiaries, entered into a revolving credit facility with Banco Nacional de Costa Rica for $2,990,000, which matures on February 12, 2010. Borrowings under the facility bear interest at 6-month LIBOR plus 3.0%, with a minimum rate of 6%; are secured by land and buildings owned by Sabila, and are guaranteed by one of our principal executive officers.
     The loan agreement contains customary representations, warranties and covenants. Under the terms of the agreement, Sabila may borrow amounts at its discretion, with each advance under the credit facility considered a separate loan with a six-month maturity date. Borrowings under the facility must be reduced to zero for a minimum of two consecutive weeks in each six month period during the term of the facility. Borrowings under the facility will be used for the general corporate purposes of Sabila and its affiliates, but loans under the facility are non-recourse to us.
     On August 13, 2007, the $2.0 million outstanding under the revolving credit facility with Banco Nacional de Costa Rica matured and became due and Banco Nacional de Costa Rica agreed to renew the $2.0 million, under the same credit facility, for another six-month period.
     On September 7, 2007, Sabila paid Banco Nacional $2,000,000, reducing the outstanding balance on the credit facility to zero, and left the balance at zero for the required two week period. On September 26, 2007, Sabila borrowed $2,000,000 under the credit facility.
     As of September 30, 2007, there was $2,000,000 outstanding on the credit facility with $990,000 of credit available for operations.
     In September 2004, we received a loan of $350,000 from Bancredito, a Costa Rican bank, with interest and principal to be repaid in monthly installments over eight years. The interest rate on the loan is the U.S. Prime Rate plus 2.5% (10.75%). The loan is secured by certain of our equipment. The proceeds of the loan were used in our operations. As of September 30, 2007, there was $294,011 outstanding on the loan.
     In March 2003, we received a loan of $500,000 from Bancredito, a Costa Rican bank, with interest and principal to be repaid in monthly installments over eight years. The interest rate on the loan is the U.S. Prime Rate plus 2.0% (10.25%). The loan is secured by a mortgage on an unused, 164-acre parcel of land owned by us in Costa Rica plus a lien on specified oral patch production equipment. The proceeds of the loan were used in our operations. As of September 30, 2007, there was $259,480 outstanding on the loan.
     In July 1998, we provided a $187,000 cash advance to Rancho Aloe, which is evidenced by a note receivable, due in installments, with payments being made monthly based upon farm production. We also advanced $300,000 to Rancho Aloe in November 1998 for the acquisition of an irrigation system to improve production on the farm and allow harvesting of leaves year-round. In the fourth quarter of 1998, we fully reserved all amounts owed to us by Rancho Aloe, in the total amount of $487,000, due to the start-up nature of the business. In 2006, we received payments totaling $9,000 from Rancho Aloe against the amount due.
     In December 2002, we acquired the assets of the custom division of Cosmetic Beauty Innovations (“CBI”) for $1.0 million plus a royalty on our sales to custom division customers for five years and $0.6 million for useable inventories. The royalty amount is equal to 9.0909% of our net sales of CBI products to CBI’s transferring customers up to $6.6 million per year and 8.5% of our net sales of CBI products to CBI’s transferring customers over $6.6 million per year. We recorded expenses of $308,000 and $262,000 in 2006 and 2005, respectively, for royalties due under the agreement. The CBI custom division provided product development and manufacturing services to customers in the cosmetic and skin care markets. Included in the purchase were intellectual property, certain inventories and specified pieces of equipment. We provide services to these customers through our Consumer Services Division development and manufacturing services group. We began producing products for the transferring CBI customers in February 2003 at our Irving, Texas facility.
     We anticipate capital expenditures in 2007 of approximately $250,000. We have spent $218,000 in the first nine months of 2007 and anticipate spending $32,000 in the remaining three months of the year. The expenditures will primarily be comprised of production and laboratory equipment and facility modifications.
     In March 2001, our Board of Directors authorized the repurchase of up to 1,000,000 shares, or approximately 9.3% of our outstanding common stock, dependent on market conditions. Under the authorization, purchases of common stock may be made on the open market or through privately negotiated transactions at such times and prices as are determined jointly by the Chairman of the Board and the President. The Board authorized the repurchase program based on its belief that our stock is undervalued in light of our future prospects and that it would be in our best interest and our shareholders’ best interest to repurchase some of our outstanding shares. Through February 2007, we had repurchased 2,400 of our outstanding common stock under the program. We do not presently expect to repurchase any more shares under this program.
Off-Balance Sheet Arrangements
     As of September 30, 2007, we had outstanding letters of credit in the amount of $389,000, which are used as security on leases for our laboratory and warehouse facilities. We also has outstanding a letter of credit in the amount of $100,000, which is used as security on the lease for our corporate headquarters and manufacturing facility.
Results of Operations
     The following discussion of operating results focuses on our three reportable business segments: Medical Services Division, Consumer Services Division and DelSite.

     Net Revenue
     Revenue for the quarter ended September 30, 2007, decreased $167,000, or 2.5%, to $6,489,000, as compared to $6,656,000 during the quarter ended September 30, 2006. Consumer Services revenue for the quarter increased $187,000, or 5.2%, to $3,767,000 versus $3,580,000 for the same quarter last year. During the third quarter Mannatech purchased the minimum quantities required under the agreement. Revenues from Mannatech under the agreement for the third quarter 2007 were $1,800,000 as compared to $1,220,000 in combined revenues from Mannatech and Natural Alternatives, its contract manufacturer, in the same period of 2006. Revenues from specialty manufacturing services declined $240,000 compared to the third quarter 2006, primarily due to the decrease in orders from a significant customer. Medical Services revenue during the quarter decreased $319,000, or 14.1%, to $1,946,000 versus $2,265,000 for the same quarter last year. Sales of private-labeled products to Medline decreased $261,000 for the quarter compared to prior year due to a reduction in orders from Medline for certain products. We expect orders for these products to increase in the fourth quarter. Sales of veterinary products increased $65,000 due to more promotional activity related to the equine product line. These increases were partially offset by a $117,000 decrease in international sales due to soft demand in European and Latin American markets. DelSite grant revenue for the quarter decreased $35,000, or 4.3%, to $776,000 versus $811,000 for the quarter ended September 30, 2006.
     Revenue for the nine months ended September 30, 2007, decreased $3,836,000, or 18.6%, to $16,830,000, as compared to $20,666,000 during the nine months ended September 30, 2006.
     Consumer Services revenue for the nine months decreased $3,337,000, or 26.8%, to $9,128,000 versus $12,465,000 for the same nine months last year. This decrease in revenue was partially due to a decrease in bulk raw material sales to Mannatech under the agreement discussed above. Revenues from Mannatech under the agreement for the nine months ended September 30, 2007, were $3,780,000, a decrease of $1,027,000, as compared to revenues from Mannatech and Natural Alternatives of $4,807,000 for the same nine months in the prior year. In addition revenue from specialty manufacturing services declined $2,216,000 due to the timing of orders from a significant customer.
     Medical Services revenue during the nine months decreased $392,000, or 5.9%, to $6,303,000 versus $6,695,000 for the same nine months last year. Domestic sales of our branded wound care products decreased $433,000, or 16.6%, to $2,172,000 for the year due to decreased demand for Medline. International wound care sales decreased $403,000 due to reduced demand in European and Latin American markets. These decreases were offset, in part, by increases in sales of Medline dermal-branded products and sales of our veterinary products of $272,000 and $172,000, respectively. Veterinary product sales include initial stocking orders for our new EquineVet™ line.
     DelSite grant revenue for the nine months decreased $107,000 or 7.1%, to $1,399,000 versus $1,506,000 for the nine months ended September 30, 2006. The decrease in grant revenue was primarily due to the completion of the SBIR grant program in May 2007, with no revenue recorded thereafter. This decrease was partially offset by additional expenses related to the toxological studies to be conducted under the 2004 NAIAD challenge grant in preparation for the Phase I human safety trial utilizing DelSite’s proprietary GelVac™ nasal delivery system and an influenza antigen, which we expect to commence in early 2008.
     Net revenues in 2006 were $27.4 million, a 2.0% decrease from $28.0 million in 2005. The sales decrease of $600,000 was primarily attributable to reduced sales of bulk raw materials to Mannatech and Natural Alternatives, with a year-over-year sales decrease of $2.6 million, as well as a $1.9 million decrease in royalty income in 2006 over 2005. This was partially offset by sales increases to other Consumer Services customers in the amount of $3.4 million, increased DelSite grant revenue of $365,000 and increased Medical Services revenue of $173,000.
     Net revenues in 2005 were $28.0 million, a 9.1% decrease from $30.8 million in 2004. The sales decrease of $2.8 million was primarily attributable to reduced sales of bulk raw materials to Mannatech and Natural Alternatives, with a year-over-year decrease or $5.1 million. This was partially offset by sales increases to other Consumer Services customers in the amount of $1.3 million, increased Delsite grant revenue of $857,000 and increased Medical Services revenue of $152,000.
     Comparative net revenue information related to our operating segments is shown in the following tables.

		% of	2006 vs. 2005	2006 vs. 2005
Net Revenue	2006	Total	Change ($)	Change(%)
Medical Services Division	$8,834	32.2%	$(1,709)	(16.2%)
Consumer Services Division	16,583	60.5%	789	5.0%
DelSite	1,989	7.3%	365	22.5%

Total	$27,406	100.0%	$(555)	(2.0%)

		% of	2005 vs. 2004	2005 vs. 2004
Net Revenue	2005	Total	Change ($)	Change(%)
Medical Services Division	$10,543	37.7%	$152	1.5%
Consumer Services Division	15,794	56.5%	(3,869)	(19.7%)
DelSite	1,624	5.8%	857	111.7%

Total	27,961	100.0%	$(2,860)	(9.3%)

     Medical Services Division revenues in 2006 decreased $1.7 million, or 16.2% from 2005, primarily due to a $1.9 million decrease in royalty revenue, down from $2.3 million in 2005 to $417,000 in 2006. The royalty revenue decrease was due to the expiration of the original five-year term of the Medline Distribution and Licensing Agreement in November 2005, and the commencing of the three-year extension period of the agreement with its associated lower royalties. Revenues from domestic sales of the Division’s wound care products decreased by $429,000, or 11.3%, from $3.79 million in 2005 to $3.36 million in 2006. These decreases were partially offset by $990,000 in the Division’s international wound care product sales in 2006, an increase of $278,000, or 39.1%, over 2005 levels. This increase is related to increased demand in the European and South American markets of our wound care products. Sales of Medline-branded dermal management products were $3.98 million in 2006, an increase of $377,000, or 10.5%, over 2005 sales of $3.60 million.
     Medical Services Division revenues in 2005 increased $152,000, or 1.5%, from 2004, primarily due to increased demand of Medline-branded dermal management products. Sales totaled $3.60 million in 2005, compared to $2.97 million in 2004, an increase of $630,000. This increase was partially offset by a decrease in domestic sales of the Division’s wound care products from $4.10 million in 2004 to $3.93 million in 2005, as Medline decreased its inventory stock levels at year end, and by a decrease in sales of the Division’s international wound care products from $844,000 in 2004 to $712,000 in 2005, due to decreased European sales. The Division also recorded royalty revenue of $2.30 million in 2005 versus $2.47 million in 2004, a decrease of $170,000, due to the expiration of the original five-year term of the Medline Distribution and Licensing Agreement in November 2005, and the commencing of the three-year extension period of the agreement with its associated lower royalties.
     Our Consumer Services Division recorded revenues of $16.58 million in 2006, an increase of $789,000, or 5.0%, when compared to revenues of $15.79 million in 2005. The $2.42 million decrease in Manapol® sales was offset by an increase of $3.26 million in specialty manufacturing services business, which was the result of increased demand primarily resulting $2.7 million in sales to new customers. Sales of bulk Manapol[R] powder decreased $2.42 million in 2006 to $6.93 million, down from $9.36 million in 2005. Total sales to Mannatech and Natural Alternatives were $6.64 million, $9.29 million and $14.41 million for the years 2006, 2005 and 2004, respectively. Sales of the Division’s specialty manufacturing services business, which develops and manufactures a variety of gels, creams, lotions and drinks for customers in the cosmetic, skin care and nutraceutical markets, increased $3.26 million from $5.89 million in 2005 to $9.15 million in 2006, due mostly to the gain of a major new customer.
     In 2005, our Consumer Services Division recorded a decrease in revenues of $3.87 million, or 19.7%, to $15.79 million in 2005 from revenues of $19.66 million in 2004. Sales of bulk Manapol[R] powder decreased $5.20 million to $9.36 million in 2005 from $14.56 million in 2004. Sales for the Division’s specialty manufacturing services business increased $1.23 million to $5.89 million in 2005 from $4.66 million in 2004, due to the gain of a major new customer and the re-launch of a customer’s product previously sold in 2003. Additionally, sales of the Division’s Aloeceuticals[R] line of immune- enhancing dietary supplements increased by $105,000 to $547,000 in 2005 from $442,000 in 2004.
     DelSite recorded an increase in revenues of $365,000, or 22.5%, to $1.99 million in 2006 over revenues of $1.62 million in 2005. In 2006, $69,000 of revenue was recognized under the SBIR grant, awarded in March 2004, as compared to $334,000 in 2005. Additionally, in 2006 $1.92 million of revenue was recognized under the $6 million NIAID grant for preclinical development of an intranasal vaccine against avian influenza. Revenue in 2005 under this grant was $1.3 million. Approximately $2.7 million of funds remain to be drawn under this grant. In 2005, DelSite recorded an increase in revenues of $857,000, or 112%, to $1.6 million versus revenues of $767,000 in 2004. In 2005, $334,000 of revenue was recognized under the SBIR grant, awarded in March 2004, as compared to $447,000 in 2004. Additionally, in 2005 $1.3 million of revenue was recognized under the $6 million NIAID grant for preclinical development of an intranasal vaccine against avian influenza. Revenues recorded under this grant in 2004 were $320,000.
Product-Related Gross Margin
     Product-related gross margins for the quarter ended September 30, 2007, were $1,285,000, a increase of $55,000, or 4.5%, from the third quarter 2006 figure of $1,230,000. Product-related gross margins as a percentage of product-related revenue improved to 22.5% during the third quarter of 2007 from 21.0% during the same quarter last year. The increase in product-related gross margins was attributable to a shift in the sales mix toward higher margin products and reductions in manufacturing costs.
     Product-related gross margins for the nine months ended September 30, 2007, were $3,013,000, a decrease of $890,000, or 22.8%, from the year-to-date 2006 figure of $3,903,000. Product-related gross margins as a percentage of product-related revenue fell to 19.5% during the nine months of 2007 from 20.4% during the same nine month period last year. The decrease in product-related gross margins was attributable to higher manufacturing variances driven by lower sales volume.

     The product-related gross margin of $4.83 million in 2006 was a $2.93 million, or 37.8%, decrease from 2005 levels. This decrease reflected the $1.9 million, or 81.9%, decrease in royalty revenue, which has no associated cost of goods sold. Additionally, the sales mix in our Consumer Services Division has shifted from bulk raw material sales, which traditionally carry a higher gross margin percentage, to specialty contract manufacturing sales. The product-related gross margins of $7.76 million in 2005 reflect a $4.04 million, or 34.3%, decrease from 2004 levels. This reduction reflected the decreased revenue levels for our Consumer Services Division, specifically sales of bulk raw materials, plus unfavorable manufacturing variances from manufacturing operations in Costa Rica attributable to decreased Manapol[R] production in the second half of the year.

		% of	2006 vs. 2005	2006 vs. 2005
Product-Related Gross Margin	2006	Total	Change ($)	Change(%)
Medical Services Division	$184	3.8%	$(1,958)	(91.4%)
Consumer Services Division	4,646	96.2%	(968)	(17.2%)
Total	$4,830	100.0%	$(2,926)	(37.7%)

		% of	2005 vs. 2004	2005 vs. 2004
Product-Related Gross Margin	2005	Total	Change ($)	Change(%)
Medical Services Division	$2,142	27.6%	$(408)	(16.0%)
Consumer Services Division	5,614	72.4%	(3,640)	(39.3%)
Total	$7,756	100.0%	$(4,048)	(34.3%)

     Product-related gross margin for our Medical Services Division, which includes $417,000 of royalty revenue for 2006, decreased 91.4% to $184,000 in 2006 from $2.14 million in 2005. This reduction in 2006 is primarily the result of decreased royalty revenue, which has no associated cost of goods sold.
     In 2005, product-related gross margin for our Medical Services Division, which includes $2.30 million of royalty revenue for 2005 and 2004, decreased 16.0% to $2.14 million from $2.55 million in 2004. The reduction in 2005 is primarily the result of decreased royalty revenue plus costs incurred as a result of the mouthwash product recall.
     Our Consumer Services Division reported a decline of $968,000, or 17.2%, in product-related gross margin, decreasing to $4.65 million in 2006 from $5.61 million in 2005. The decrease was primarily related to the fact that the sales mix in our Consumer Services Division has shifted from bulk raw material sales, which traditionally carry a higher gross margin percentage, to specialty contract manufacturing sales.
     In 2005, our Consumer Services Division reported a decline of $3.64 million, or 39.3%, in product-related gross margin, decreasing to $5.61 million in 2005, from $9.25 million in 2004. The decrease was primarily related to the reduced sales of bulk Manapol[R] powder and increased unfavorable manufacturing variances from the operations in Costa Rica attributed to reduced Manapol[R] production in the second half of the year.
     DelSite’s 2006 and 2005 revenues were $2.0 million and $1.6 million, respectively. DelSite has no direct cost of goods sold, only research and development cost.
Selling, General and Administrative Expenses
     We experienced an increase of $51,000 or 2.7% in selling, general and administrative expenses during the quarter ended September 30, 2007 as a result of a $120,000 provision for potential penalties related to contractual obligations associated with the $8.0 million financing transaction. Selling, general and administrative expenses totaled $1,935,000 as compared to $1,884,000 during the quarter ended September 30, 2006.
     We experienced an increase of $72,000, or 1.3%, in selling, general and administrative expenses during the nine months ended September 30, 2007 as a result of a $120,000 provision for potential penalties related to contractual obligations associated with the $8.0 million financing transaction. Selling, general and administrative expenses totaled $5,724,000 as compared to $5,652,000 during the nine months ended September 30, 2006.
     We experienced a decrease of 12.2% in selling, general and administrative expenses during 2006. These expenses totaled $7.66 million in 2006, a decrease of $1.07 million from $8.73 million in 2005. The decrease was primarily related to $1.05 million in expense recorded as the result of the settlement of the Swiss American Products lawsuit, which was entered into on December 20, 2005. The agreement provided for, among other things, a cash payment of $400,000, the issuance of a promissory note in favor of Swiss-American with an original principal balance of $400,000 and the issuance to Swiss-American of a Series C Common Stock Purchase Warrant to purchase a total of 200,000 shares of our common stock, with a fair value of $248,000. These items are more fully discussed in the notes to the consolidated financial statements.

     In 2005, we experienced an increase of $1.17 million, or 15.5%, in selling, general and administrative expenses. These expenses totaled $8.73 million in 2005 versus $7.56 million in 2004. The increase was primarily related to $1.05 million in expense recorded as the result of the settlement of the Swiss American Products lawsuit.
Research and Development
     Specialized research and development expenses in support of our ongoing operations decreased by $20,000, or 11.7%, to $151,000 for the quarter ended September 30, 2007, as compared to $171,000 for the quarter ended September 30, 2006, as improvements in efficiency and productivity have led to reductions in expenses. We continue to focus the efforts of this group on product development in support of our manufacturing business.
     DelSite expenses during the quarter ended September 30, 2007, decreased $203,000, or 13.5%, to $1,300,000 as compared to $1,503,000 during the quarter ended September 30, 2006. The decrease was primarily due to the timing of expenditures related to the completion of the October 2004 NIAID challenge grant program.
     Specialized research and development expenses in support of our ongoing operations decreased by $77,000, or 14.4%, to $459,000 for the nine months ended September 30, 2007, as compared to $536,000 for the nine months ended September 30, 2006, as improvements in efficiency and productivity have led to reductions in expenses. We continue to focus the efforts of this group on product development in support of our manufacturing business.
     DelSite expenses during the nine months ended September 30, 2007, decreased $410,000, or 10.3%, to $3,575,000 as compared to $3,985,000 during the nine months ended September 30, 2006. The decrease was primarily due to the timing of expenditures related to activities under the October 2004 NIAID challenge grant.
     In 2006, specialized research and development expenses in support of our ongoing operations fell by 18.5%, decreasing to $670,000 in 2006 from $822,000 in 2005. The decrease in 2006 was a result of lower new product development research activities by us in 2006 as opposed to 2005.
     In 2005, specialized research and development expenses in support of our ongoing operations fell by 9.8%, decreasing to $822,000 in 2005 from $911,000 in 2004.
     DelSite’s expenses totaled $5.09 million in 2006, a 2.3% increase over the 2005 expenditures of $4.97 million. This increase is the result of continuing product development efforts for its Gelvac[TM] intranasal delivery platform, as well as increased business development efforts. The 2005 expenditures were a 29.8% increase over the 2004 expenditures of $3.83 million. The 2005 increase was primarily due to expenses from the first full year of work on the preclinical, avian influenza vaccine grant program.
     Combined research and development expenses totaled $5.76 million, $5.80 million and $4.74 million for the years 2006, 2005 and 2004, respectively.
Other Expense (Income)
     Other expense or income primarily consists of collections we have received from Rancho Aloe against a fully reserved note receivable balance.
Interest Expense
     Interest expense, net of interest income, during the quarter ended September 30, 2007, increased $666,000 to $932,000 as compared to $266,000 for the quarter ended September 30, 2006. The increase in net interest expense was primarily the result of interest expense related to the $8.0 million private placement transaction of $589,000, of which $322,000 was amortization of debt discount and $127,000 was amortization deferred expenses, plus an increase in amortization of debt discount of $32,000 associated with the $5,000,000 private placement and an increase of $45,000 in interest expense related to Costa Rica debt. We anticipate that our interest expense will continue to increase in the coming quarters due to closing the second tranche of the private placement of convertible debentures and warrants to the Purchasers.
     Interest expense, net of interest income, during the nine months ended September 30, 2007, increased $1,048,000 or 145.0%, to $1,771,000 as compared to $723,000 for the nine months ended September 30, 2006. The increase in net interest expense was primarily the result of interest expense related to the $8.0 million private placement transaction of $785,000, of which $482,000 was amortization of debt discount, $172,000 amortization of deferred expenses, plus an increase in amortization of debt discount of $89,000 associated with the $5.0 million private placement, $118,000 increase in interest expense related to Costa Rica debt and $56,000 decrease in interest income due to lower cash balances. We anticipate that our interest expense will continue to increase in the coming quarters due to closing the second tranche of the private placement of convertible debentures and warrants to the Purchasers.

     Net interest expense of $1.01 million was recorded in 2006 versus net interest expense of $301,000 in 2005. The increase of $709,000 was due to additional cash interest expense of $324,000 related to the financing entered into in late 2005 in the form of $5.0 million in 6% subordinate notes, plus $437,000 of non-cash debt discount amortization related to the same financing, and $169,000 of non-cash debt-issue cost amortization. Net interest expense of $301,000 was recorded in 2005 versus net interest expense of $205,000 in 2004. The increase of $96,000 was due to the charge- off of unamortized debt-issue costs associated with the note retired as part of the sale/leaseback of our corporate headquarters, plus the amortization of new debt-issue costs associated with the sale of the $5.0 million 6% subordinate notes.
Income Taxes
     We incurred no foreign income tax expense related to our operations in Costa Rica in 2006 as a result of net losses for the period. In 2005, we incurred $19,000 of foreign income tax related our operations in Costa Rica. The tax expense was the result of an income tax true-up related to operations in 2004. We commenced operations in Costa Rica in July 1992 and was granted a 100% exemption for the first twelve years of operation and a 50% exemption for the next six years of operation. Our current tax rate in Costa Rica is 15% and will increase to 30% effective July 1, 2010.
     There was no benefit or expense for U.S. income taxes in 2006, 2005 or 2004 as we have provided a valuation allowance against all U.S. deferred tax asset balances at December 31 of each year due to the uncertainty regarding realization of the asset.
Net Earnings and Earnings Per Share
     Net loss for the quarter ended September 30, 2007, increased $485,000 to $2,249,000, as compared to net loss of $1,764,000 for the quarter ended September 30, 2006. The net loss was attributable to the reasons discussed above. Loss per share for the third quarter of 2007 was $0.21 per share compared to a net loss per share of $0.16 for the third quarter of 2006.
     Net loss for the nine months ended September 30, 2007, increased $1,641,000 to $7,092,000, as compared to net loss of $5,451,000 for the nine months ended September 30, 2006. The net loss was attributable to the reasons discussed above. Loss per share for the first nine months of 2007 was $0.65 per share compared to a net loss per share of $0.50 for the first nine months of 2006. Due to uncertainties surrounding future sales, as well as research and development expenses related to DelSite’s activities, we may incur losses for the foreseeable future.
     Our net loss for 2006 was $7.61 million, or basic and diluted loss per share of $0.70. Net loss was $5.34 million in 2005, or basic and diluted loss per share of $0.50, compared to a net income of $36,000, or basic and diluted earnings per share of $0.00, in 2004. Basic and diluted average shares outstanding for 2006 were 10,855,448, compared to basic and diluted average shares outstanding for 2005 of 10,762,342, and basic and diluted average shares outstanding for 2004 of 10,590,062, and 11,171,305, respectively. The increase in basic and diluted average shares outstanding was primarily due to employee share purchases and additional stock option grants.
Impact of Inflation
     We do not believe that inflation has had a material impact on our results of operations.
New Pronouncements
     In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payments”, which replaces SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and amends SFAS No. 95, “Statement of Cash Flows.” SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. As such, pro forma disclosure in lieu of expensing is no longer an alternative. Beginning January 1, 2006, we adopted SFAS 123(R). We recorded expenses of $38,000 during the year ended December 31, 2006 under SFAS No. 123(R).
     In May 2006, the State of Texas passed a bill replacing the current franchise tax with a new margin tax that will go into effect on January 1, 2008. We estimate that the new margin tax will not have a significant impact on tax expense or deferred tax assets and liabilities.
     In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for years beginning after December 15, 2006. Implementation of FIN 48 had no material impact on our consolidated financial statements.
     In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. SFAS No. 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007, and will apply to us starting in our 2008 fiscal year. We anticipate no material effect from the adoption of SFAS No. 157.
     In February 2007, the FASB issued SFAS No. 159 “Fair Value Option for Financial Assets and Financial Liabilities.” This statement’s objective is to reduce both complexity in accounting for financial instruments and volatility in earnings caused by measuring related assets and liabilities differently. This statement also requires information to be provided to the readers of financial statements to explain the choice to use fair value on earnings and to display the fair value of the assets and liabilities chosen on the balance sheet. This statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We anticipate no material effect from the adoption of SFAS No. 159.
Critical Accounting Policies
     We have identified the following accounting policies as critical. The preparation of consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to bad debts and inventories. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
     Estimated reserve for bad debts. We maintain allowances for bad debts for estimated losses resulting from the inability of our customers to make required payments. We reserve estimated amounts for bad debts on a monthly basis in an amount to equal to or greater than the amount of our accounts receivable that are over 60 days old. Credit is granted to customers based upon vendor references and a review of their financial strength and business operations, which may change from time to time. General economic conditions, industry-specific economic conditions or specific operating results may all possibly influence a customer’s financial condition, possibly resulting in us recording additional reserves for outstanding balances and revising the level of credit granted to a customer in the future.
     Estimated reserve for inventory obsolescence. We reserve estimated amounts for inventory costs that are capitalized on the balance sheet but are unable or reasonably unlikely to be sold at or above cost. The balance includes reserves for obsolete, damaged, expired or non-conforming goods produced or purchased by us. Minimum batch or lot sizes may result in surplus goods that cannot be utilized in a timely manner. In addition, if actual market conditions are less favorable than those projected by us, additional inventory write-downs may be required. Our inventory obsolescence reserves at December 31, 2005 and 2006 were $791,000 and $903,000. These reserves are for short-dated raw materials and slow moving products that are not expected to be used or sold prior to expiration.
     During 2006, a focused inventory management and production planning program resulted in a reduction of finished goods inventory of $1,011,000. In addition, a thorough review of all inventories was conducted and an assessment made of the potential salability or utility of each item. As a result of this analysis, we identified raw materials and packaging components used in production that were slow moving and probable to become obsolete and established additional reserves totaling $383,000. These additional reserves were partially offset by reductions in reserves for other items which were no longer required due to sale or disposal of the inventory.
     Reserve for estimated product returns. We reserve estimated amounts for sales of products that may ultimately be returned to us for a full or partial refund. While this amount is historically small, usually less than 0.5%, this amount may be required to increase if demand in the market for our products were to decrease and our distributors request permission to return surplus goods. Also, if inventory was in danger of expiring or becoming obsolete, we may be required to implement customer incentive offerings, such as price discounts, resulting in an incremental reduction in revenue at the time the incentive is offered.

BUSINESS
General
     Incorporated in Texas in 1973, Carrington Laboratories, Inc. is a research-based biopharmaceutical, medical device, raw materials and nutraceutical company engaged in the development, manufacturing and marketing of naturally-derived complex carbohydrates and other natural product therapeutics for the treatment of major illnesses, the dressing and management of wounds and nutritional supplements. Our research and proprietary product portfolios are based primarily on complex carbohydrates isolated from the Aloe vera L. plant. We are comprised of three business segments: our Medical Services Division, Consumer Services Division and DelSite. We sell prescription and nonprescription medical products through our Medical Services Division and provide manufacturing services to customers in medical markets. Through our Consumer Services Division we sell consumer and bulk raw material products and also provide product development and manufacturing services to customers in the cosmetic and nutraceutical markets. DelSite operates independently from our research and development program and is responsible for the research, development and marketing of our proprietary GelSite[R] technology for controlled release and delivery of bioactive pharmaceutical ingredients.
Business Strategy
     Our strategy is to continue to grow as a research-based biopharmaceutical company focused on offering quality products to customers and potential partners. Key aspects of our strategy are to:
•	enlarge and diversify our customer base to reduce dependence on a limited number of significant customers;

•	increase revenues by offering innovative new products, growing existing product lines and continuing to offer exceptional customer service;

•	increase profitability by continuing to improve operational efficiency, working capital management and modernization of equipment;

•	develop and market the proprietary GelSite[R] polymer technology for delivery of vaccines and therapeutics;

•	enter into strategic partnerships and collaboration arrangements related to the GelSite[R] technology; and

•	continue to develop the knowledge of polymers and their relationship to vaccines and bioactive protein and peptide therapeutics.
Medical Services Division
     Our Medical Services Division offers a comprehensive line of wound management products. Our products are used in a wide range of acute and chronic wounds, for skin conditions and incontinence care. The primary marketing emphasis for our wound and skin care products is directed toward hospitals, nursing homes, alternate care facilities, cancer centers, home health care providers and managed care organizations. The wound and skin care product lines are being promoted primarily to physicians and specialty nurses, for example, enterostomal therapists.
     We distribute our Medical Services products through a single source distributor, Medline Industries, Inc. Pursuant to our agreement with Medline, we manufacture our existing line of products and sell them to Medline at specified prices. The prices are subject to adjustment not more than once each year to reflect increases in manufacturing cost. Additionally, Medline may elect to market other products under our trademarks. In the event Medline elects to do so, it will pay us a royalty of between one percent and five percent of the annual sales of the trademarked products, depending on the aggregate amount of the net sales to Medline, however, to date, no products have been marketed under this provision of the agreement. In addition, pursuant to a Supply Agreement with Medline, which expires November 2009, we manufacture Medline-branded dermal management products.
     During 2006, 86% of the revenue for our Medical Services Division came from Medline in the form of product sales or contractual royalties.
     We maintain dual control with Medline of certain national pricing agreements which cover hospitals, alternate care facilities, home health care agencies and cancer centers. These agreements allow Medline representatives to make presentations in member facilities throughout the country. In order to promote continued brand-name recognition, we engage in limited marketing and advertising to bolster Medline’s efforts in these areas.
     Our Medical Services Division has several distribution and licensing agreements for the sale of its products into international markets. The Division also sells wound care products into international markets on a non-contract, purchase order basis. Opportunities in the Internet market are also addressed through our websites, www.carringtonlabs.com and

www.woundcare.com. These website addresses are included in this prospectus as an inactive textural reference only and the information contained on these websites is not incorporated into this prospectus.
     Our Medical Services Division is aggressively pursuing the veterinary wound care markets, both equine and companion animal, based on the commercial and brand success we have had in the advanced wound care market for humans. We also produce Acemannan Immunostimulant[TM], a biologic product fully licensed by the United States Department of Agriculture as an adjuvant therapy for certain cancers in dogs and cats. This product, in addition to several wound and skin care products developed specifically for the veterinary market, are marketed through veterinary distributors. We are actively pursuing additional distribution arrangements for these products.
     Our Medical Services Division is actively involved in developing and promoting the SaliCept[R] line of products, which includes an oral rinse, patches for oral wounds and extraction sites, and other products. In 2006, we signed a three-year exclusive representative agreement with Executive Sales Associates. Under the terms of the agreement, we will supply Executive Sales Associates with the Salicept[R] line of products for use in the management of dry socket for distribution into the dental practitioner market in the United States and Canada. In return, Executive Sales Associates will be responsible for sales, marketing and distribution of these products through its diversified network of national and regional distributors.
Consumer Services Division
     Our Consumer Services Division markets and licenses products in three distinct categories in the health and beauty markets: Bulk Raw Materials, Specialty Manufacturing Services and Finished Consumer Products. The Bulk Raw Materials category is comprised of proprietary bulk raw materials produced from Aloe vera L. utilizing our patented alcohol-precipitation method. The premier product is Manapol[R] powder, a bulk raw material that contains greater than 60% polymeric polysaccharides. Manapol[R] powder is marketed to manufacturers of food and nutritional products who desire quality, clinically-proven ingredients for their finished products that can carry a structure/function claim for immune system enhancement. In addition to Manapol[R] powder, our Consumer Services Division markets the bulk raw material Hydrapol[TM] powder to manufacturers of bath, beauty and skin care products. Hydrapol[TM] powder is currently the only raw material from Aloe vera L. that has the International Nomenclature Cosmetic Ingredient (“INCI”) name of Aloe Barbadensis Leaf Polysaccharides. We are also developing additional bulk raw materials to expand their market presence and increase opportunities to sell our products to other potential customers.
     Historically, the vast majority of the Manapol[R] powder manufactured by us was supplied to two customers, Mannatech, Inc. and Natural Alternatives International, Inc. pursuant to a non-exclusive supply agreement, which expired in November 2005. During 2006, we supplied Manapol[R] powder to Mannatech on a non-contract, purchase order basis, resulting in decreased sales volumes and revenues in our Consumer Services Division. On January 25, 2007, we entered into a three-year Supply and Trademark Licensing Agreement with Mannatech that provides for purchase of minimum monthly volumes by Mannatech in the first two years. In 2006, combined sales to Mannatech and Natural Alternatives decreased $2.64 million, or 28.5% from 2005 levels. We anticipate 2007 sales to Mannatech under the agreement to be approximately $4.4 million for the first year and $4.7 million during the second year. Additionally, we have continued our focused marketing effort to identify potential new Manapol[R] powder customers. See “Risk Factors” regarding our dependence on a limited number of customers.
     During 2006, 40% of the revenue for our Consumer Services Division came from Mannatech and Natural Alternatives.
     Our Consumer Services Division also markets and licenses Specialty Manufacturing Services to segments of the health, cosmetic and personal care industries. The Specialty Manufacturing Services group concentrates its efforts on providing custom product development of functional beverages, skin care products and bath products. The scope of the various services provided by the Specialty Manufacturing Services group includes taking projects from formulation design through manufacturing, manufacturing and filling according to customer-provided formulations and specifications, filling customer-provided packaging components and assembling custom kits for customers.
     In December 2002, we acquired certain assets of the Custom Division of Creative Beauty Innovations, Inc. (“CBI”), including specialized manufacturing customer information, intellectual property, equipment and selected inventories. We paid CBI $1.6 million, including $0.6 million for related inventory. In addition, for the five-year period ending in December 2007, we agreed to pay CBI a royalty in an amount equal to 9.0909% of our net sales of CBI products to CBI’s transferring customers up to $6.6 million per year, and 8.5% of our net sales of CBI products to CBI’s transferring customers over $6.6 million per year. We recorded expenses of $308,000, $262,000 and $271,000 in 2006, 2005 and 2004, respectively, for royalties due under the agreement.
     Our final category of our Consumer Services Division is Finished Consumer Products. This unit markets finished products containing Manapol[R] and Hydrapol[TM] powders into domestic health and nutritional products markets through health food stores, independent retail outlets, internet marketing services at www.carringtonlabs.com, direct consumer sales, and to the international marketplace on a non-contract, purchase order basis.
DelSite Biotechnologies, Inc.
     In 2001, we incorporated a wholly-owned subsidiary named DelSite Biotechnologies, Inc. DelSite was formed to commercialize innovations discovered by our scientists and operates independently from our other businesses. DelSite is responsible for the research, development and marketing of our proprietary drug delivery technologies based on GelSite[R] polymer, a new and unique natural complex carbohydrate, which was characterized in 1998 from Aloe vera L. DelSite commenced operations in January 2002 and is currently developing new technologies for controlled delivery of vaccines as well as bioactive protein and peptide therapeutics. GelVac[TM] nasal powder delivery technology for vaccines is DelSite’s most advanced delivery platform. An avian influenza powder vaccine utilizing this technology is currently in preclinical development. DelSite’s business plan is to partner with biotechnology and pharmaceutical companies to provide novel delivery solutions for their drugs and vaccines. Together with its collaborators and contractors, DelSite has the following capabilities:
•	Formulation development

•	Feasibility studies

•	Preclinical development

•	Clinical supply production

•	Product scale-up

•	Technology transfer

•	cGMP production of clinical materials

•	Bio-Safety Lab, Class II, enhanced
     In 2002, DelSite formed a strategic collaboration with Southern Research Institute, Inc., of Birmingham, Alabama, to assist in the development of an injectable drug delivery system based on the GelSite[R] polymer. This agreement was subsequently assigned to Brookwood Pharmaceuticals, Inc. Brookwood is a for-profit center for scientific research and is still associated with Southern Research Institute. The two companies signed a five-year collaborative agreement in April 2003, under which they will jointly develop an injectable long-term delivery system for proteins and peptides. In July 2006, we signed a one-year renewable collaboration agreement with Brookwood to continue developing injectable therapeutic formulations and in July 2007, the agreement was extended for an additional two years. Intellectual property rights for discoveries under these agreements will be determined based upon the nature and source of the discovery. Research efforts under these agreements are managed by a team comprised of two scientists from each company.
     In March 2004, the National Institute of Allergy and Infectious Diseases (“NIAID”) awarded a Small Business Innovation Research (“SBIR”) Biodefense Grant to DelSite of up to $888,000 over two years, based on satisfactory progress of the project. The grant proposal has funded development of nasal vaccine delivery formulations including the GelVac[TM] intranasal powder vaccine delivery platform technology. In January 2006, DelSite applied for and received a nine-month extension of time to complete the approved work under this grant. In November 2006, DelSite received the permission to further extend the grant to May 2007. The research covered under the grant has been completed and the extension is mainly for further expanding the development activities.
     In July 2004, DelSite leased 5,773 square feet of new laboratory and office space in the Texas A&M University Research Park in College Station, Texas. DelSite also completed a 3,000 square foot expansion of its facilities in Irving, Texas.
     In October 2004, NIAID awarded DelSite a $6 million grant to develop an inactivated influenza nasal powder vaccine against the H5N1 strain commonly known as avian or bird flu. The grant was awarded under a biodefense and SARS product development initiative and is funding a three-year preclinical program utilizing our proprietary GelVac[TM] nasal powder delivery system. DelSite has completed the first two milestones of this program on schedule. In August 2007, we applied and were granted an extension until August 2008 to complete the work under this grant.
     In January 2007, DelSite granted a non-exclusive license to EndoBiologics, Inc., of Missoula, Montana. The license covers developing and evaluating investigational conjugate vaccines against bacillary dysentery (shigellosis) and other bacterial diseases using DelSite’s GelVac[TM] nasal powder vaccine delivery platform. GelVac[TM] is DelSite’s leading vaccine delivery platform based on GelSite[R] polymer technology. The goal of the program is to develop needle-free vaccines that can be shipped worldwide and stored without refrigeration. Shigellosis is the leading cause of dysentery worldwide. It is endemic in lesser developed countries, and causes infections in about 160 million children annually. It is also a serious threat to international travelers and U.S. military forces who visit or are deployed to endemic regions.

     EndoBiologics is a privately-held biotechnology company and has a Cooperative Research and Development Agreement (“CRADA”) with the Walter Reed Army Institute of Research and grants from the Department of Defense for the development of vaccines to protect U.S. military troops against bacterial dysentery.
     In January 2007, DelSite granted a non-exclusive license to AriaVax, Inc., a biotechnology company located in Gaithersburg, Maryland, for the purpose of developing and evaluating an investigational novel peptide vaccine against HIV infection using DelSite’s proprietary GelSite[R] polymer delivery technology. The objective of the program is to develop an effective peptide vaccine formulation that will not only enhance the immune system but will also remain stable at room temperature, be easily shipped and require no refrigeration.
     HIV infection is well known as a primary health scourge of the twentieth century. The HIV virus rapidly mutates, and hundreds of different strains are present worldwide. The key challenge for creating a safe and effective anti-HIV vaccine is to elicit in people a single neutralizing immune response that covers all of the world’s strains. Molecular components that are common to the different strains of HIV should be useful components of a broadly neutralizing vaccine, an approach AriaVax is pursuing.
     AriaVax is a privately-held small molecule vaccine company. AriaVax is using its proprietary Deadlock[TM] technology to create novel peptide-based vaccine candidates for a variety of indications. A portion of the HIV work described here has been supported by grants from the National Institutes of Health of the Department of Health and Human Services.
     In February 2007, DelSite signed a non-exclusive license agreement with privately-held ElSohly Laboratories, Inc., of Oxford, Mississippi. The agreement covers the use of GelSite[R] polymer technology in formulating the anticancer drug and analogs that are being developed by ElSohly. The overall goal is to use the GelSite[R] polymer technology to enhance the solubility and extend the release time of the drug candidate and analogs.
     Cancer is the leading cause of death in the U.S. and worldwide. The anticancer drug and analogs being developed by ElSohly are intended for more than one type of cancers. The development effort is conducted in part under CRADA with the National Cancer Institute and in collaboration with the National Center for Natural Products Research at the University of Mississippi.
     ElSohly is a privately-held company specializing in naturally-derived therapeutics. One of its drug candidates has undergone a human clinical trial in Europe. Funding for product development comes from private and government contracts, as well as sale of reference standards for organizations involved in the National Laboratory Certification Program. ElSohly has been in business for over 20 years.
Research and Development
     General
     We have developed proprietary processes for obtaining materials from Aloe vera L. We intend to seek approval of the Food and Drug Administration and other regulatory agencies to sell products containing materials obtained from Aloe vera L. in the United States and in foreign countries. For a more comprehensive listing of the type, indication and status of products currently under development by us, see “Research and Development — Summary” below. The regulatory approval process, both domestic and international, can be protracted and expensive, and there is no assurance that we will obtain approval to sell our products for any treatment or use (see “Governmental Regulation” below).
     We expended approximately $5,760,000, $5,796,000 and $4,737,000 on research and development in 2006, 2005 and 2004, respectively. Research activities associated with DelSite accounted for 88% of the 2006, 86% of the 2005 and 81% of the 2004 research and development expenditures.
     DelSite Research and Development
     We believe that DelSite’s products’ functionality and/or pharmacological activity make them potential candidates for further development as pharmaceutical or therapeutic agents. In 2007, DelSite will continue to focus its research and development activities on its preclinical development program for an intranasal powder avian influenza vaccine as well as developing further basic research data for the use of its GelSite[R] and GelVac[TM] delivery technologies with potential pharmaceutical and vaccine partners. There is no assurance, however, that DelSite will be successful in its efforts.
     We sponsor research and development activities at Texas A&M University in association with the College of Veterinary Medicine to support both our research activities and DelSite’s research activities. Pursuant to this arrangement, we have access to leading authorities in the life sciences, as well as facilities and equipment, to help further our research programs. DelSite also has a research relationship with the University of Southern Mississippi where it sponsors research in the university’s School of Polymers and High Performance Materials. In July 2004, DelSite entered into a master research agreement with the Texas A&M University System Health Science Center College of Medicine through the Texas A&M Research Foundation that allows DelSite to conduct multiple research projects in association with the Center in the areas of virology and bacteriology for vaccine delivery.
     DelSite is developing new platform technologies based on its proprietary GelSite[R] polymer for controlled delivery of vaccines as well as bioactive protein and peptide therapeutics. Basic research is continuing on this material, which includes both nasal and injectable delivery of therapeutic proteins and peptides and delivery of protein and particle antigens as vaccines using its proprietary GelVac[TM] intranasal powder vaccine delivery system. Selected studies have been completed through sponsored research at Texas A&M and Southern Research Institute. The technology has varied utility, but the primary focus of research is in the area of intranasal and injectable delivery of bioactive agents. Six patents covering this invention have been issued to DelSite with several patents pending. The first composition and process patent was issued in 1999.
     DelSite successfully completed a Phase I clinical safety study for its GelVac[TM] vaccine delivery system (without vaccine antigen) in 2005. Additional clinical trials will be required for DelSite’s products, including its avian influenza H5 nasal powder vaccine. In addition, DelSite filed a drug master file (“DMF”) with the Center for Drug Evaluation and Research, (“CDER”) of the FDA for mucosal applications of its GelSite[R] polymer technology in September 2005. The DMF was updated with the CDER of the FDA and was also filed with the Center for Biologics Evaluation and Research of FDA in September 2006.
     Human Clinical Studies
     Our new product programs for our operating segments do not require clinical trials for clearance or approval prior to commercial distribution. However, from time to time, we support our existing products and new products with clinical studies that will support or expand the product claims and indications for use and thereby demonstrate the product’s features and benefits. DelSite’s program of developing its GelSite[R] and GelVac[TM] technologies for the delivery of vaccines and therapeutics periodically requires clinical studies to demonstrate safety and efficacy. In 2005, DelSite conducted a successful Phase I human safety study utilizing the GelVac[TM] delivery system with the GelSite[R] polymer only. In 2007 or early 2008, DelSite expects to conduct another Phase I human safety study with both the GelSite[R] polymer and a vaccine antigen.
     Research and Development Summary
     The following table outlines the status of the products and potential indications of the products we have developed, planned or have under development. There is no assurance of successful development, completion or regulatory approval of any product not yet on the market.

PROGRAM	INDICATION	STATUS
GelVac[TM] Nasal Powder Delivery System	Delivery System for vaccines	Phase I completed

GelSite[R] Polymer Powder	Mucosal delivery system for therapeutics	Preclinical

GelSite[R] Polymer Injectable Delivery System	Controlled release delivery system for protein and peptide therapeutics	Preclinical

GelVac[TM] Avian H5 Nasal Powder Vaccine	Pandemic influenza	Preclinical

GelVac[TM] Trivalent Nasal Powder Vaccine	Seasonal influenza epidemic	Preclinical

PRODUCT OR POTENTIAL	POTENTIAL
INDICATION	MARKET APPLICATIONS	STATUS
Topical

Dressings	Pressure and Vascular Ulcers	Marketed
Dressings	Diabetic Ulcers, Surgical Wounds	Marketed
Cleansers	Wounds	Marketed
Anti-fungal	Cutaneous Fungal Infection	Marketed
Hydrocolloids	Wounds	Marketed
Alginates	Wounds	Marketed
Anti-infective	Wounds	Development
Sunscreens	Skin	Marketed

Oral

Human
Pain Reduction	Mucositis	Marketed

Dental
Pain Reduction	Aphthous Ulcers, Oral Wounds	Marketed
Post Extraction	Oral Surgery	Marketed
Wounds

Injectable

Veterinary
Adjunct for cancer	Fibrosarcoma	Marketed

Nutraceuticals

Immune Enhancing Product	Manapol[R]/Maitake Gold 404[R]	Marketed

Immune Enhancing Product
	Manapol[R]/Calcium Enriched	Clinical Evaluation
     Licensing Strategy
     We expect that prescription pharmaceutical products containing certain defined drug substances will require a substantial degree of developmental effort and expense. Before governmental approval to market any such product is obtained, we may license these products for certain indications to other pharmaceutical companies in the United States or foreign countries and require such licensees to undertake the steps necessary to obtain marketing approval in a particular country or for specific indications.
     Similarly, we intend to license third parties to market products containing defined chemical entities for certain human indications when we lack the expertise or financial resources to market such products effectively. If we are unable to enter into such agreements, we may undertake marketing the products ourselves for such indications. Our ability to market these products for specific indications will depend largely on our financial condition at the time and the results of related clinical trials. There is no assurance that we will be able to enter into any license agreements with third parties or that, if such license agreements are concluded, they will contribute to our overall profits.
     Raw Materials and Processing
     The principal raw material we use in our operations is the leaf of the plant known as Aloe vera L. Through patented processes, we obtain several bulk freeze-dried biologic materials from the central portion of the Aloe vera L. leaf known as the gel. A basic bulk mannan, Acemannan Hydrogel[R], is used as an ingredient in certain of our proprietary wound and skin care products.

     We own a 410-acre farm in the Guanacaste province of northwest Costa Rica which currently has approximately 71 acres planted with Aloe vera L. We are currently performing a land reclamation project on the farm to increase productive acreage. Our current need for leaves exceeds the supply of harvestable leaves from our farm, requiring the purchase of leaves from other sources in Costa Rica at prices comparable to the cost of acquiring leaves from our farm. We have entered into several supply agreements with local suppliers near our factory to provide leaves. From time to time we also import leaves from Central and South America at prices comparable to those in the local market. We anticipate that the suppliers we currently use will be able to meet all of our requirements for leaves in the remainder of 2007.
     We have a 21.5% ownership interest in Aloe and Herbs International, Inc., a Panamanian corporation formed for the purpose of establishing an Aloe vera L. farm in Costa Rica. We purchase leaves from Rancho Aloe, S.A., a wholly-owned subsidiary of Aloe & Herbs, which has a 5,000-acre farm in close proximity to our farm, at a market price per kilogram of leaves supplied.
     As of December 31, 2006, Rancho Aloe was providing an average of 16% of our monthly requirement of leaves. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for further information regarding our relationship with Aloe & Herbs.
     Manufacturing
     Since 1995, our manufacturing facility has been located in our headquarters in Irving, Texas. We believe that this manufacturing facility has sufficient capacity to provide for the present line of products and to accommodate new products and sales growth. Final packaging of certain of our wound care products is completed by outside vendors. Our calcium alginates, films, hydrocolloids, foam dressings, gel sheets, tablets, capsules, and freeze-dried products are being provided by third parties.
     All of our proprietary bulk pharmaceutical products and freeze- dried Aloe vera L. extracts are produced in our processing plant in Costa Rica. This facility has the ability to supply the bulk aloe raw materials requirements of our current product lines and bulk material contracts for the foreseeable future. Certain liquid nutraceutical products which we provide to customers on a custom manufacturing basis are also produced at the Costa Rica facility. In addition, production of the Salicept[R] Patch has been transferred to the plant in Costa Rica to better meet anticipated market demands for the product for post-extraction wounds and aphthous ulcers.
     Competition
     DelSite and Research and Development. The biopharmaceutical field is expected to continue to undergo rapid and significant technological change. Potential competitors in the United States and abroad are numerous and include pharmaceutical, chemical and biotechnology companies. Many of these companies have substantially greater capital resources, research and development staffs, facilities and expertise (in areas including research and development, manufacturing, testing, obtaining regulatory approvals and marketing) than us. This competition can be expected to become more intense as commercial applications for biotechnology and pharmaceutical products increase. Some of these companies may be better able than us to develop, refine, manufacture and market products which have application to the same indications as we are exploring. We understand that certain of these competitors are in the process of conducting human clinical trials of, or have filed applications with government agencies for approval to market certain products that will compete with our products, both in our present wound care market and in markets associated with products we have under development.
     Medical Services Division and Consumer Services Division. We compete against many companies that sell products which are competitive with our products, with many of our competitors using very aggressive marketing efforts. Our main competitors in our Medical Services Division are Johnson & Johnson, Smith & Nephew and ConvaTec and our main competitors in our Consumer Services Division are Aloe Corp. and Improve Aloe. Many of our competitors are substantially larger than we are in terms of sales and distribution networks and have substantially greater financial and other resources. Our ability to compete against these companies will depend in part on the expansion of the marketing network for our products. We believe that the principal competitive factors in the marketing of our products are their quality, and that they are naturally based and competitively priced.
     Governmental Regulation
     The production and marketing of our products, and our research and development activities, are subject to regulation for safety, efficacy and quality by numerous governmental authorities in the United States and other countries. In the United States, drug devices for human use are subject to rigorous FDA regulation. The Federal Food, Drug and Cosmetic Act, as amended (the “FFDC Act”), the regulations promulgated thereunder, and other federal and state statutes and regulations govern, among other things, the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our products. For marketing outside the United States, we are subject to foreign regulatory requirements governing human clinical trials and marketing approval for drugs and devices. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement may vary widely from country to country.
     Food and Drug Administration. The contents, labeling and advertising of many of our products are regulated by the FDA. We are required to obtain FDA approval before we can study or market any proposed prescription drugs and may be required to obtain such approval for proposed nonprescription products. This procedure involves extensive clinical research, and separate FDA approvals are required at various stages of product development. The approval process requires, among other things, presentation of substantial evidence to the FDA, based on clinical studies, as to the safety and efficacy of the proposed product. After approval, manufacturers must continue to expend time, money and effort in production and quality control to assure continual compliance with the current Good Manufacturing Practices regulations. Also, under the new program for harmonization between Europe and the United States, we are required to meet the requirements of the International Committee on Harmonization and the ISO 13485 regulations, for OTC drugs and medical devices, respectively. A company can, under certain circumstances after application, have a new drug approved under a process known as centralization rather than having to go through a country-by-country approval in the European Union.
     Certain of our wound and skin care products are registered with the FDA as medical devices pursuant to the regulations under Section 510(k) of the FFDC Act (known as Premarket Notification). A medical device is a product whose primary intended medical purpose, such as to cover a wound, is accomplished without a chemical or pharmacological action. A medical device which is substantially equivalent to an existing product will be reviewed by the FDA and if clearance to market is granted, then the device can be sold in the United States without additional developmental studies. A medical device which is not substantially equivalent is subject to an FDA approval process similar to that required for a new drug, beginning with an Investigational Device Exemption and culminating in a Premarket Approval. We have sought and obtained all our device approvals under Section 510(k). We currently market eight products which require a prescription as medical devices.
     Other Regulatory Authorities. Our advertising and sales practices are subject to regulation by the Federal Trade Commission (the “FTC”), the FDA and state agencies. Our processing and manufacturing plants are subject to federal, state and foreign laws and to regulation by the Bureau of Alcohol, Tobacco and Firearms of the Department of the Treasury and by the Environmental Protection Agency, as well as the FDA and USDA.
     We believe that we are in substantial compliance with all applicable laws and regulations relating to our operations, but there is no assurance that such laws and regulations will not be changed. Any such change may have a material adverse effect on our operations.
     The manufacturing, processing, formulating, packaging, labeling and advertising of products of our Consumer Services Division, are also subject to regulation by one or more federal agencies, including the FDA, the FTC, the USDA and the EPA. These activities are also regulated by various agencies of the states, localities and foreign countries to which our products are distributed and sold. The FDA, in particular, regulates the formulation, manufacture and labeling of vitamin and other nutritional supplements.
     The Dietary Supplement Health and Education Act of 1994 (“DSHEA”) revised the provisions of the FFDC Act concerning the composition and labeling of dietary supplements and, in our judgment, is favorable to the dietary supplement industry. The legislation created a new statutory class, entitled dietary supplement, which includes vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet. DSHEA grandfathered, with certain limitations, dietary ingredients on the market before October 15, 1994. A dietary supplement which contains a new dietary ingredient, one not on the market before October 15, 1994, requires evidence of a history of use or other evidence of safety establishing that it will reasonably be expected to be safe. The majority of the products marketed by our Consumer Services Division are classified as dietary supplements under DSHEA.
     Both foods and dietary supplements are subject to the Nutrition Labeling and Education Act of 1990 (the “NLEA”), which prohibits the use of any health claim for foods, including dietary supplements, unless the health claim is supported by significant scientific agreement and is either pre-approved by the FDA or the subject of substantial government scientific publications and a notification to the FDA. To date, the FDA has approved the use of only limited health claims for dietary supplements. However, among other things, DSHEA amended, for dietary supplements, the NLEA by providing that statements of nutritional support may be used in labeling for dietary supplements without FDA pre-approval if certain requirements, including prominent disclosure on the label of the lack of FDA review of the relevant statement, possession by the marketer of substantiating evidence for the statement and post-use notification to the FDA, are met. Such statements may describe how particular nutritional supplements affect the structure, function or general well-being of the body (e.g., “promotes cardiovascular health”). Advertising and label claims for dietary supplements and conventional foods have been regulated by state and federal authorities under a number of disparate regulatory schemes. There can be no assurance that a state will not interpret claims presumptively valid under federal law as illegal under that state’s regulations, or that future FDA regulations or FTC decisions will not restrict the permissible scope of such claims.
     Governmental regulations in foreign countries where our Consumer Services Division plans to commence or expand sales may prevent or delay entry into the market, or prevent or delay the introduction of, or require the reformulation of, certain of our Consumer Services Division’s products. Compliance with such foreign governmental regulations is generally the responsibility of our Consumer Service Division’s distributors for those countries. These distributors are independent contractors over which our Consumer Services Division has limited control.
     As a result of efforts to comply with applicable statutes and regulations, our Consumer Services Division has from time to time reformulated, eliminated or relabeled certain of our products and revised certain provisions of our sales and marketing program. Our Consumer Services Division cannot predict the nature of any future laws, regulations, interpretations or applications, nor can it determine what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not capable of reformulation, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling, and/or scientific substantiation. Any or all of such requirements could have a material adverse effect on our results of operations and financial condition.
     Compliance with the provisions of national, state and local environmental laws and regulations has not had a material adverse effect upon our capital expenditures, earnings, financial position, liquidity or competitive position.
Patents and Proprietary Rights
     As is industry practice, we have a policy of using patents, trademarks and trade secrets to protect the results of our research and development activities and, to the extent it may be necessary or advisable, to exclude others from appropriating our proprietary technology. Our policy is to protect aggressively our proprietary technology by seeking and enforcing patents in a worldwide program.
     The patents in the table below support, in part, the products and production processes for our proprietary bulk raw materials which are used in our advanced wound care products and nutritional supplements, as well as sold in bulk to manufacturers of other products. Inventions in these patents provide many of our products in both the Medical Services and Consumer Services Divisions with a vital differentiation in the marketplace because of the production processes which maintain the original complex polymeric carbohydrates intact.

Title	Country Code	Patent No.	Issue Date
PROCESS FOR PREPARATION OF ALOE PRODUCTS	United States	4,957,907	9/18/1990

PROCESSES FOR PREPARATION OF ALOE PRODUCTS, PRODUCTS PRODUCED THEREBY AND COMPOSITIONS THEREOF	United States	4,959,214	9/25/1990

PROCESSES FOR PREPARATION OF ALOE PRODUCTS, PRODUCTS PRODUCED THEREBY AND COMPOSITIONS THEREOF	United States	4,966,892	10/30/1990

DRINK CONTAINING MUCILAGINOUS POLYSACCHARIDES AND ITS PREPARATION	United States	5,443,830	8/22/1995

BIOACTIVE FACTORS OF ALOE VERA PLANT	United States	5,902,796	5/11/1999

BIFURCATED METHOD TO PROCESS ALOE WHOLE LEAF	United States	5,925,357	7/20/1999

DISPERSED SOLID-CONTAINING COMPLEX CARBOHYDRATE	Turkey	1482911	10/17/2007

DISPERSED SOLID-CONTAINING COMPLEX CARBOHYDRATE	Switzerland	1482911	10/17/2007

BIFURCATED METHOD TO PROCESS ALOE WHOLE LEAF	Sweden	0966294	5/28/2003

PROCESS FOR PREPARATION OF ALOE PRODUCTS, PRODUCTS PRODUCED THEREBY AND COMPOSITIONS THEREOF	Spain	556686	12/16/1987

Title	Country Code	Patent No.	Issue Date
DISPERSED SOLID-CONTAINING COMPLEX CARBOHYDRATE	Spain	1482911	10/17/2007

PROCESS FOR PREPARATION OF ALOE PRODUCTS	South Korea	62182	2/15/1993

BIOACTIVE FACTORS OF ALOE VERA PLANT	South Korea	419354	2/6/2004

BIFURCATED METHOD TO PROCESS ALOE WHOLE LEAF	South Korea	524217	10/20/2005

BIOACTIVE FACTORS OF ALOE VERA PLANT	Singapore	51748	6/20/2000

DISPERSED SOLID-CONTAINING COMPLEX CARBOHYDRATE	Portugal	1482911	10/17/2007

PROCESS FOR PREPARATION OF ALOE PRODUCTS	Netherlands	0356484	10/20/1993

DISPERSED SOLID-CONTAINING COMPLEX CARBOHYDRATE	Netherlands	1482911	10/17/2007

BIFURCATED METHOD TO PROCESS ALOE WHOLE LEAF	Italy	0966294	5/28/2003

DISPERSED SOLID-CONTAINING COMPLEX CARBOHYDRATE	Hungary	1482911	10/17/2007

PROCESS FOR PREPARATION OF ALOE PRODUCTS	Great Britain	0356484	10/20/1993

BIFURCATED METHOD TO PROCESS ALOE WHOLE LEAF	Great Britain	0966294	5/28/2003

DISPERSED SOLID-CONTAINING COMPLEX CARBOHYDRATE	Great Britain	1482911	10/17/2007

PROCESS FOR PREPARATION OF ALOE PRODUCTS	Germany	P68910051	10/20/1993

BIFURCATED METHOD TO PROCESS ALOE WHOLE LEAF	Germany	69815071.6	5/28/2003

DISPERSED SOLID-CONTAINING COMPLEX CARBOHYDRATE	Germany	1482911	10/17/2007

PROCESS FOR PREPARATION OF ALOE PRODUCTS	France	0356484	10/20/1993

BIFURCATED METHOD TO PROCESS ALOE WHOLE LEAF	France	0966294	5/28/2003

DISPERSED SOLID-CONTAINING COMPLEX CARBOHYDRATE	France	1482911	10/17/2007

DISPERSED SOLID-CONTAINING COMPLEX CARBOHYDRATE	Czech Replublic	1482911	10/17/2007

PROCESS FOR PREPARATION OF ALOE PRODUCTS, PRODUCTS PRODUCED THEREBY AND COMPOSITIONS THEREOF	Canada	1305475	7/21/1992

PROCESS FOR PREPARATION OF ALOE PRODUCTS	Canada	1,312,860	1/19/1993

PROCESS FOR PREPARATION OF ALOE PRODUCTS	Belguim	0356484	10/20/1993

DISPERSED SOLID-CONTAINING COMPLEX CARBOHYDRATE	Belgium	1482911	10/17/2007

PROCESS FOR PREPARATION OF ALOE PRODUCTS	Austria	0356484	10/20/1993

DISPERSED SOLID-CONTAINING COMPLEX CARBOHYDRATE	Austria	1482911	10/17/2007

BIOACTIVE FACTORS OF ALOE VERA PLANT	Australia	734450	9/27/2001

     The patents in the table below support and cover, in parts, products and processes for our proprietary bulk raw material used in our injectable product for the treatment of fibrous carcoma in cats and dogs. These veterinary products are reported in our Medical Services Division. Revenues from sales of veterinary products represented less than 1% of total Medical Services Division revenues in 2006.

Title	Country Code	Patent No.	Issue Date
PROCESS FOR PREPARATION OF ALOE PRODUCTS	Spain	557821	3/7/1988

PROCESS FOR PREPARATION OF ALOE PRODUCTS	Spain	557820	3/7/1988
     The patents in the table below support, in parts, the products and production processes for our proprietary freeze dried hydrogel products sold in dental markets. These patents provide key protection for our unique oral care products, which are reported in our Medical Services Division. Revenues from sales of oral care products represented less than 1% of total Medical Services Division revenues in 2006.

Title	Country Code	Patent No.	Issue Date
DRIED HYDROGEL FROM HYDROPHILIC-HYGROSCOPIC POLYMER	United States	5,409,703	4/25/1995

DRIED HYDROGEL FROM HYDROPHILIC-HYGROSCOPIC POLYMER	South Korea	343293	6/24/2002

DRIED HYDROGEL FROM HYDROPHILIC-HYGROSCOPIC POLYMER	Japan	2,992,835	10/22/1999

DRIED HYDROGEL FROM HYDROPHILIC-HYGROSCOPIC POLYMER	Italy	0705113	6/5/2002

DRIED HYDROGEL FROM HYDROPHILIC-HYGROSCOPIC POLYMER	Great Britain	0705113	6/5/2002

DRIED HYDROGEL FROM HYDROPHILIC-HYGROSCOPIC POLYMER	Germany	69430746.7-08	6/5/2002

DRIED HYDROGEL FROM HYDROPHILIC-HYGROSCOPIC POLYMER	France	0705113	6/5/2002

DRIED HYDROGEL FROM HYDROPHILIC-HYGROSCOPIC POLYMER	Austria	0705113	6/5/2002
     The patents in the table below provide market protection, in parts, for various unique uses of our advanced wound care and other products containing our proprietary bulk raw materials. These patents provide many of our products in the Medical Services Division with a vital differentiation in the marketplace because of the proprietary materials which contain the original polymeric complex carbohydrate chains found in the Aloe vera L. plant.

Title	Country Code	Patent No.	Issue Date
ADMINISTRATION OF ACEMANNAN	United States	5,106,616	4/21/1992

USES OF ALOE PRODUCTS	United States	5,118,673	6/2/1992

USES OF ALOE PRODUCTS	United States	5,308,838	5/3/1994

WOUND CLEANSER	United States	5,284,833	2/8/1994

USES OF ALOE PRODUCTS	United States	5,441,943	8/15/1995

USES OF ALOE PRODUCTS IN THE PREVENTION AND TREATMENT OF INFECTIONS AND INFESTATIONS	United States	5,703,060	12/30/1997

USES OF ALOE PRODUCTS IN THE TREATMENT OF INFLAMMATORY DISEASES	United States	5,587,364	12/24/1996

ANTINEOPLASTIC USES OF ALOE PRODUCTS	United States	5,773,425	6/30/1998

USES OF ALOE PRODUCTS IN THE TREATMENT OF MULTIPLE SCLEROSIS	United States	5,780,453	7/14/1998

Title	Country Code	Patent No.	Issue Date
USES OF ALOE PRODUCTS IN THE TREATMENT OF CHRONIC RESPIRATORY DISEASES	United States	5,786,342	7/28/1998

WOUND HEALING ACCELERATED BY SYSTEMIC ADMINISTRATION OF POLYSACCHARIDE FROM ALOE	United States	5,468,737	11/21/1995

USES OF ALOE PRODUCTS	South Korea	209180	4/20/1999

ALOE COMPOSITIONS AND USES THEREFOR	Japan	2888249	2/19/1999

USE OF ACEMANNAN	Italy	0619117	5/10/2000

USES OF ALOE PRODUCTS	Italy	0611304	9/15/1999

USES OF ALOE PRODUCTS	Great Britain	0611304	9/15/1999

USES OF ALOE PRODUCTS	Germany	69131628.7	9/15/1999

USES OF ALOE PRODUCTS	France	0611304	9/15/1999

ALOE COMPOSITION AND USES THEREOF	Canada	1,336,581	8/8/1995

USES OF ALOE PRODUCTS	Canada	2,122,604	8/13/2002
     The patents in the table below provide market protection, in parts, for various unique uses of our dental care products containing our proprietary bulk raw materials, and provides protection, in parts, for the dental products themselves. These patents provide these products with a vital differentiation in the marketplace because of the proprietary materials which contain the original polymeric complex carbohydrate chains found in the Aloe vera L. plant. Revenues from sales of oral care products represented less than 1% of total Medical Services Division revenues in 2006.

Title	Country Code	Patent No.	Issue Date
USES OF DENTURE ADHESIVE CONTAINING ALOE EXTRACT	United States	5,760,102	6/2/1998

USES OF DENTURE ADHESIVE CONTAINING ALOE EXTRACT	Taiwan	NI-89390	8/21/1997

USES OF DENTURE ADHESIVE CONTAINING ALOE EXTRACT	South Korea	463469	12/16/2004

USES OF DENTURE ADHESIVE CONTAINING ALOE EXTRACT	Portugal	0884994	9/25/2002

USES OF DENTURE ADHESIVE CONTAINING ALOE EXTRACT	Italy	0884994	9/25/2002

USES OF DENTURE ADHESIVE CONTAINING ALOE EXTRACT	Great Britain	0884994	9/25/2002

USES OF DENTURE ADHESIVE CONTAINING ALOE EXTRACT	Germany	69715827.6	9/25/2002

USES OF DENTURE ADHESIVE CONTAINING ALOE EXTRACT	France	0884994	9/25/2002

USES OF DENTURE ADHESIVE CONTAINING ALOE EXTRACT	Canada	2,245,527	12/5/2006

USES OF DENTURE ADHESIVE CONTAINING ALOE EXTRACT	Australia	718631	4/20/2000

     The patent in the table below relates to a discovery with potential marketability in wound care therapies. Any product commercialized as a result of this patent would be reported in the Medical Services Division.

Title	Country Code	Patent No.	Issue Date
COMBINATION OF A GROWTH FACTOR AND A PROTEASE ENZYME	United States	7,202,066	4/10/2007
     The patents in the table below support, in part, the drug delivery technologies that are the foundation for the Company’s DelSite Biotechnologies, Inc. subsidiary. These technologies are all in the developmental and preclinical stage, with the exception of the GelVac™ Nasal Powder Delivery System, which has completed a Phase I Clinical Trial.

Title	Country Code	Patent No.	Issue Date
PHARMACOLOGICAL COMPOSITIONS COMPRISING PECTINS HAVING HIGH MOLECULAR WEIGHTS AND LOW DEGREES OF METHOXYLATION	United States	7,022,683	4/04/2006

IN-SITU GEL FORMATION OF PECTIN	United States	6,777,000 B2	8/17/2004

PECTIC SUBSTANCE AS A GROWTH FACTOR STABILIZER	United States	6,313,103 B1	11/6/2001

PECTIC SUBSTANCE AS A GROWTH FACTOR STABILIZER	United States	6,274,548 B1	8/14/2001

ALOE PECTINS	United States	5,929,051	7/27/1999

ALOE PECTINS	United States	7,022,683	4/04/2006

PECTIC SUBSTANCE AS A GROWTH FACTOR STABILIZER	Europe	1 100 820 B1	4/19/2006

ALOE PECTINS	Europe	1086141 B1	9/28/2005

     We have filed and intend to file patent applications with respect to subsequent developments and improvements when we believe such protection is in our best interest. The scope of protection which ultimately may be afforded by our patents and patent applications is difficult to quantify. There can be no assurance that (i) any additional patents will be issued to us in any or all appropriate jurisdictions, (ii) litigation will not be commenced seeking to challenge our patent protection or such challenges will not be successful, (iii) our processes or products do not or will not infringe upon the patents of third parties or (iv) the scope of patents issued to us will successfully prevent third parties from developing similar and competitive products. It is not possible to predict how any patent litigation will affect our efforts to develop, manufacture or market our products.
     We also rely upon, and intend to continue to rely upon, trade secrets, unpatented proprietary know-how and continuing technological innovation to develop and maintain our competitive position. We typically enter into confidentiality agreements with our scientific consultants, and our key employees have entered into agreements with us requiring that they forbear from disclosing our confidential information and assign to us all rights in any inventions made while in our employ relating to our activities.
     The technology applicable to our products is developing rapidly. A substantial number of patents have been issued to other biopharmaceutical companies. In addition, competitors have filed applications for, or have been issued, patents and may obtain additional patents and proprietary rights relating to products or processes competitive with ours. To us, acetylated mannan derivatives do not infringe on any valid, enforceable U.S. patents. A number of patents have been issued to others with respect to various extracts of the Aloe vera L. plant and their uses and formulations, particularly in respect to skin care and cosmetic uses. While we are not aware of any existing patents which conflict with our current and planned business activities, there can be no assurance that holders of such other Aloe vera L.-based patents will not claim that particular formulations and uses of acetylated mannan derivatives in combination with other ingredients or compounds infringe, in some respect, on these other patents. In addition, others may have filed patent applications and may have been issued patents relating to products and technologies potentially useful to us or necessary to commercialize our products or achieve our business goals. There is no assurance that we will be able to obtain licenses of such patents on acceptable terms.
     On December 15, 2004, DelSite filed an Opposition proceeding in the European Patent Office against EP Patent EP 0 975 367. This EP patent was granted March 31, 2004, and assigned to West Pharmaceutical Services Drug Delivery & Clinical

Research Centre Limited. A similar U.S. Patent No. 6,432,440 issued to West on August 13, 2002, and similar West patents have been granted or applications are pending in several non-European countries, such as Australia, Japan, New Zealand, and South Africa. The aforementioned patents have now been assigned to Archimedes Pharma.
     The claims of the Archimedes patents are directed to aqueous liquid compositions for delivering drugs which contain therapeutic agents and pectins and can form therapeutic agent-containing gels when applied to mucosal surfaces. The Archimedes patents also claim methods of using and manufacturing the liquid pharmaceutical compositions, and the pharmaceutical gel compositions formed by “in-situ” gellation processes.
     DelSite also desires to clear a legal path so that potential DelSite products can be sold for administration in liquid form in the future. The objective of the DelSite opposition to the Archimedes EP patent is to force legal revocation of the Archimedes patent in Europe, or a significant narrowing of the Archimedes claims, by legally demonstrating that, in view of prior art not considered by the patent examiners, the current claims of the EP patent should not have been granted and/or are invalid. Completion of the EP opposition proceedings is anticipated to take as long as three to six years.
     We have registered the trade name Carrington[R] in the United States. We have also applied for a selected series of domestic and foreign trademark applications for the marks Manapol[R], Carrisyn[R], Carrasyn[R], CarraGauze[R], AloeCeuticals[R], CaraKlenz[R], DelSite and design[TM], GelVac[TM], GelSite[R], Salicept[R], OraPatch[R] and Brace-Eez[R]. We have obtained a number of foreign and domestic registrations for these marks, however, some are still pending.
Employees
     As of November 15, 2007, we employed 245 persons, of whom 49 were engaged in the operation and maintenance of our Irving, Texas processing plant, 145 were employed at our facility in Costa Rica and the remainder were executive, research, quality assurance, manufacturing, administrative, sales, and clerical personnel. Of the total number of employees, 98 were located in the U.S., 145 in Costa Rica, one in Puerto Rico and one in Europe. We consider relations with our employees to be good. The employees are not represented by a labor union.

LEGAL PROCEEDINGS
     On August 26, 2005, we issued a voluntary recall of Medline-labeled alcohol-free mouthwash. As a result of this recall, Medline initiated a voluntary recall of Personal Hygiene Admission kits containing the same alcohol-free mouthwash. The mouthwash, which passed industry standard testing at the time of release, was recalled due to the possibility that it may contain Burkholderia cepacia. We are continuing to coordinate with the FDA and the Texas Department of Health in our recall efforts and in the investigation of this matter.
     On January 11, 2006, a lawsuit was filed in Circuit Court of Etowah County, Alabama styled as Sonya Branch and Eric Branch vs. Carrington Laboratories, Inc., Medline Industries, Inc., and Gadsden Regional Medical Center. Plaintiffs alleged they were damaged by the mouthwash product. The amounts of damages were not specified.
     On September 22, 2006, a lawsuit was filed in Circuit Court for Macon County, Tennessee styled as Donna Green, Lois Bean, KHI Williams and David Long vs. Carrington Laboratories, Inc. and Medline Industries, Inc. Plaintiffs alleged they were damaged by the Medline-labeled alcohol-free mouthwash product and sought $800,000 in compensatory and exemplary damages. On September 21, 2007 the case was voluntarily dismissed by Plaintiff’s counsel.
     On November 2, 2006, a lawsuit was filed in Circuit Court of Etowah County, Alabama styled as Myra Maddox, vs. OHG of Gadsden, Inc., d/b/a Gadsden Regional Medical Center; Medline Industries, Inc.; Carrington Laboratories, Inc.; Fictitious Defendants “1-15”. Plaintiff alleged she was damaged by the mouthwash product. The amounts of the damages were not specified. On September 24, 2007, a Conformed Order of Dismissal was issued and signed by Judge Rhea in Alabama advising local counsel the Plaintiff no longer wished to pursue litigation against Carrington or Medline.
     On May 14, 2007, a lawsuit was filed in the Circuit Court of Jefferson County, Alabama for Pauline H. Thompson, as the Administratix of the Estate of Pauline Sprayberry Gullege, Deceased vs. Carrington Laboratories, Inc., Medline Industries, Inc., and Fictitious Party Defendants. Plaintiff has alleged that she was damaged by our mouthwash product and is seeking unspecified damages.
     We have $10.0 million of product liability insurance. We and our insurance carrier intend to defend against each of these claims.
     On February 1, 2007, a lawsuit styled Glamourpuss, Inc. v. Carrington Laboratories, Inc., was filed in Dallas County, Texas. Plaintiffs have alleged they have been injured as a result of our acts and omissions related to products that allegedly did not meet specifications in violation of the Texas Deceptive Trade Practices Act. Plaintiffs are seeking $200,000 in damages for their loss of sales in the marketplace plus attorney’s fees and expenses. We believe that Plaintiffs’ claims are without merit and intend to vigorously defend against the claim.

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
     This section discusses the principles underlying our executive compensation decisions and the most important factors relevant to an analysis of these decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and places in perspective the data presented in the tables and other quantitative information that follows this section.
     The compensation of executives is designed to attract, as needed, individuals with the skills necessary for us to achieve our business plan, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above our expectations. Compensation for our executives has three primary components — salary, stock option awards and cash incentive bonuses. In addition, we provide executives with benefits that are generally available to the salaried employees. The base salary of each of our executives is fixed at a level that enables us to hire and retain individuals in a competitive environment and rewards individual performance at a satisfactory level of contribution to our overall business goals. We also take into account the base salaries paid by similarly situated companies in the fields of biotechnology and manufacturing of medical devices and cosmetics and the base salaries of other private and public companies with which we believe to compete for talent. We use a number of sources for benchmarking compensation and determining market comparables, including industry association surveys, such as the Biotechnology Industry Organization, local market surveys from recruiting agencies and when available, information from our peers. Our peers consist of Biomira, Inc., Cell Therapeutics Inc., Cellegy Pharmaceuticals Inc., Collagenex Pharmaceuticals Inc., Columbia Labs Inc., Depomed, Inc., Dusa Pharmaceuticals Inc., Dyadic International, Immunogen Inc., Insite Vision Inc., LaJolla Pharma, Nastech Pharmaceutical Inc., Natures Sunshine Products Inc., Quigley Corp., Regeneron Pharmaceuticals, Schiff Nutrition International, Inc. (formerly Weider Nutrition), Sciclone Pharmaceuticals, Inc., Spectrum Pharmaceuticals, Inc., Titan Pharmaceuticals Inc., Tutogen Medical, Inc., Vertex Pharmaceutical and Viropharma Inc. We use our cash incentive bonus program in order to align employees’ goals with our sales, earnings growth, research and development and working capital objectives for the current year. We use stock options to reward long-term performance; these options are intended to produce significant value for each executive if our performance is outstanding and if the executive has an extended tenure.
     We view the three components of the executive compensation as related but distinct. We determine the appropriate level for each compensation component based in part, but not exclusively, on our view of internal equity and consistency, individual performance and other information deemed relevant. Except as described below, our Compensation and Stock Option Committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of compensation. This is due to the small size of the executive team and the need to tailor each executive’s award to attract and retain that executive. We do not use a compensation consultant.
     We believe that total compensation and accountability should increase with position and responsibility. Consistent with this philosophy, total compensation is higher for individuals with greater responsibility and greater ability to influence our achievement of targeted results and strategic initiatives. Compensation should focus management on achieving strong short-term (annual) performance in a manner that supports and ensures our long-term success and profitability. We consider individual performance relative to goals and expectations set for on individual’s position and, where appropriate, our performance and achievement of corporate objectives when considering to increase or decrease compensation materially.
     We set management’s performance measures and goals annually. Dr. Turner’s performance measures and goals for 2006 with respect to DelSite included filing biologic and drug master files on GelSite® polymer, filing pre-IND for GelVac™ and acquiring a source of antigen for clinical trials supporting the vaccine delivery system. His additional performance measures and goals included growing non-royalty revenues in the operating business and securing financing for future growth. Mr. Schnitzius’ performance measures and goals for 2006 included managing working capital to conserve cash for future purposes, analyzing and implementing cost reductions and margin improvements, assessing our risk profile and implement actions to mitigate risks and developing analytical tools and models to support strategic initiatives. Mr. Golwas’ performance measures and goals for 2006 included identifying target markets and customers to support growth, revising the sales force structure to support revenue targets and implementing initiatives to increase revenues.
     The Compensation and Stock Option Committee annually reviews the executive officers’ cash compensation and share and option holdings to determine whether they provide adequate incentives and motivation to our executive officers and whether they adequately compensate the executive officers relative to comparable officers in other companies. During 2006, the Committee was composed of George DeMott (Chairman), R. Dale Bowerman and Selvi Vescovi. All of the persons who served on the Committee during 2006 were outside directors. Mr. Vescovi retired from his position in May 2007. Compensation and Stock Option Committee meetings typically have included, for all or a portion of each meeting, not only the committee members but also the President and Chief Executive Officer. The President and CEO is not present for portions of meetings considering his own salary. For compensation decisions, including decisions regarding the grant of equity compensation relating to executive officers (other than our President and Chief Executive Officer), the Compensation and Stock Option Committee typically considers the recommendations of our President and Chief Executive Officer.
     We account for the equity compensation expense for employees under the rules of SFAS 123R, which require us to estimate and record an expense for each award of equity compensation over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued. Until we achieve sustained profitability, the availability to us of a tax deduction for compensation expense is not material to our financial position. We structure cash incentive bonus compensation so that it is taxable to the employees at the time it becomes available to them. It is not anticipated that any executive officer’s annual cash compensation will exceed $1 million, and we have accordingly not made any plans to qualify for any compensation deductions under Section 162(m) of the Internal Revenue Code.
     Base compensation
     In determining base salaries, the Committee considers the executive’s qualifications and experience, scope of responsibilities, the goals and objectives established for the executive, the executive’s past performance, internal pay equity and the tax deductibility of base salary. Base salary is largely determined based on the subjective judgment of the Committee, taking into account these factors. However, the Committee may from time to time also consider available executive compensation data of comparable companies in the biotechnology and medical manufacturing industries to establish base salaries that are within the range of those paid to persons holding comparably responsible positions at such companies. In addition, the Committee considers evaluations by the Chief Executive Officer of the individual performance of each executive, other than the Chief Executive Officer, in setting such executive’s salary for the year. The performance of the Chief Executive Officer is evaluated by the Chairman of the Board of Directors in collaboration with the Compensation Committee. The Chief Executive Officer’s evaluation is also presented to the Board of Directors for its discussion and comment. Regardless of the individual performance of our named executive officers, the Committee did not consider increases in salary for the named executive officers during the year due to the losses we recorded in 2006.
     The Chief Executive Officer’s base compensation is significantly greater than that of the other executive officers as a result of the significantly greater level of his responsibilities. Dr. Turner is President and Chief Executive Officer of our company and Delsite and is also a member of our Board of Directors. Each of these positions carries substantial responsibility for achievement of corporate goals.
     The Committee has determined as of December 31, 2006, that current salary levels for key executives are competitive within the industry.
     Equity compensation
     The Committee has discretion to grant stock options to executive officers under our 2004 Stock Option Plan. The Committee grants stock options to attract, retain and motivate employees to work toward our long-term success. The Committee believes that stock options issued under our equity incentive plans create long-term incentives that align the interest of management with the long-term stockholders. In determining the number of options to be granted to executives, the Committee takes into account the individual’s position, scope of responsibility, ability to affect profits and shareholder value and the individual’s historic and recent performance and the value of stock options in relation to other elements of total compensation. In addition, since we believe that profitability is the most useful measure of management’s effectiveness in creating value for the stockholders, our profitability in our industry and over the applicable performance measurement periods is also taken into account when determining the number of options to be granted to executives. The Committee typically grants options in the last month of each fiscal year when recommendations for compensation increases are considered, or at the time of hire in certain instances. There was one stock option award granted during 2006 to the Vice President, Sales and Marketing upon his hire. Regardless of the individual performance of our named executive officers, the Committee did not consider granting option awards due to the losses we recorded in 2006.
     Cash incentive bonuses
     Yearly cash incentive bonuses for executives are pursuant to authority delegated to the Committee by the Board of Directors on a discretionary basis. Bonus payouts for the year are determined by our financial results for the year relative to predetermined performance measures. Satisfactory individual performance is also a condition to payment. The Committee believes that this mix of performance measures will encourage employees to focus appropriately on improving both top-line sales and bottom-line earnings. Regardless of the individual performance of our named executive officers, the Committee did not consider granting cash incentive bonuses during 2006 due to our performance.

     Other benefits
     We provide our employees, including the executive officers, with a benefit program that the Committee believes is reasonable, competitive and consistent with the objectives of the compensation program of attracting and retaining key executives and managers who are critical to our future success. Our executives are eligible to participate in all of the employee benefit plans, such as medical, dental, group life and disability insurance and the 401(k) plan, in each case on the same basis as the other employees. Perquisites are granted to executives for specific reasons, as identified by the Committee or as identified by the CEO and recommend to the Committee. We provide Dr. Turner and Mr. Schnitzius with country club memberships to assist in business development and to maintain competitiveness of overall compensation packages. Each receives a 401(k) match. Dr. Turner also receives a car allowance and a term life insurance premium contribution. The amount of these perquisites that each executive received is set forth in the Summary Compensation Table below.
     Summary Compensation Table
     The following table sets forth all of the compensation awarded to, earned by, or paid to our “principal executive officer,” “principal financial officer,” and the other highest paid executive officer (its “named executive officers”) for the year ended December 31, 2006:
2006 Summary Compensation Table

				All Other
Name and			Option	Compensation
Principal Position	Year	Salary	Awards	(3)		Total
Carlton E. Turner, Ph.D., D.Sc.	2006	$375,000	—	$22,981	(4)	$397,981
President & Chief Executive Officer

Robert W. Schnitzius, Vice President & Chief Financial Officer	2006	$184,750	—	$13,258	(5)	$198,008

Doug Golwas(1) Vice President Corporate Sales & Marketing	2006	$120,967	$22,000 (2)	$4,839	(6)	$147,806

(1)	Doug Golwas was hired as Vice President of Corporate Sales and Marketing in May 2006.

(2)	Represents the fair value as of the date it was granted, in accordance with SFAS 123(R). Please see Note 8 to our financial statements regarding the assumptions made in determining the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R.

(3)	Any amounts shown in this column for car allowances or country club memberships reflect the full incremental cost to us of such car allowance or country club membership for such calendar year, however, only a portion of such costs represents a perquisite. The country club memberships are maintained for business purposes, but may also be used for personal use.

(4)	Includes car allowance of $9,780, 401(k) plan match from us of $1,625, country club membership of $6,226, and term life insurance premium contribution of $5,350.

(5)	Includes 401(k) plan match from us of $7,390 and country club membership of $5,868.

(6)	401(k) plan match from us.
     Employment Agreements
     We do not enter into any contracts of employment with employees including executive officers.
     Equity Compensation Plans
     We have two equity compensation plans, an employee stock purchase plan and a stock option plan, under which shares of our common stock were authorized for issuance as of December 31, 2006. As of December 31, 2006, the number of securities to be issued upon exercise of outstanding options totaled 1,700,586 with a weighted average price of $3.37. The number of securities remaining available for issuance under all equity compensation plans excluding the securities to be issued upon exercise of outstanding options noted above total 352,193.

     Employee Stock Purchase Plan. We maintain the Carrington Laboratories, Inc. Employee Stock Purchase Plan under which employees may purchase common stock at a purchase price of 95% of the market price of our common stock on the last business day of each month. We have reserved 1,250,000 shares of common stock for issuance under this Plan. As of December 31, 2006, a total of 991,507 shares had been purchased by employees at prices ranging from $0.77 to $29.54 per share.
     Stock Option Plan. We also maintain the Carrington Laboratories, Inc. 2004 Stock Option Plan which was approved by the shareholders in 2004. Options are granted at a price no less than the market value of the shares on the date of the grant, except for incentive options to employees who own more than 10% of the total voting power of the our common stock, which must be granted at a price no less than 110% of the market value. Employee options are normally granted for terms of 10 years. Options to non-employee directors have terms of ten years and are 100% vested on the grant date. We have reserved 2,000,000 shares of common stock for issuance under this plan. As of December 31, 2006, options to purchase 93,700 shares were available for future grants under the plan. Employees, non-employee directors, and consultants are eligible to participate in the 2004 Stock Option Plan.
     Both incentive stock options and nonqualified stock options are available for grant under the 2004 Stock Option Plan. An optionee who exercises an incentive stock option may qualify for favorable tax treatment under Section 422 of the Internal Revenue Code of 1986. On the other hand, nonqualified stock options do not qualify for such favorable tax treatment. The exercise price of options granted under the 2004 Stock Option Plan may not be less than 100% of the fair market value of our common stock on the grant date. Optionees may pay the exercise price by using cash or a cash equivalent or by broker assisted exercise or other reasonable method with our approval.
     The Board of Directors may amend or terminate the 2004 Stock Option Plan at any time. However, amendments to the Plan may require shareholder approval, as determined by us on the advice of counsel. The 2004 Stock Option Plan will automatically terminate on March 12, 2014.
     401(k) plan
     We offer a 401(k) plan that allows employees to contribute tax-deferred wages to a retirement savings investment account. We matched 100% of the employee’s contributions up to the first 3% of their eligible gross earnings and 50% of contributions up to the next 2% of eligible gross earnings made pursuant to the plan.
     Grants of plan-based awards
     The following table sets forth each equity award granted to our named executive officers during the year ended December 31, 2006.
2006 Grants of Plan-Based Awards

All Other
Option
		Awards:		Grant Date
		Number of	Exercise or	Fair Value of
		Securities	Base Price of	Stock and
	Grant	Underlying	Option	Option
Name	Date	Options	Awards	Awards (1)

Doug Golwas (2) (3)	5/18/06	10,000	$3.85	$22,000

(1)	Represents the fair value of each stock option as of the date it was granted, in accordance with SFAS 123(R). Please see Note 8 to our financial statements regarding the assumptions made in determining the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R.

(2)	Options granted in 2006 vest at a rate of 50% per year beginning on the first anniversary of the grant date.

(3)	Mr. Golwas’ option grant is also reflected in the “Option Awards” column of the Summary Compensation Table.

     Outstanding equity awards at fiscal year-end
          The following table sets forth information regarding each unexercised option held by each of our named executive officers as of December 31, 2006.
2006 Outstanding Equity Awards at Fiscal Year-End

	Option Awards
	Number of		Number of
	securities		securities
	underlying		underlying		Option
	unexercised		unexercised	Option	expiration
	options		options	exercise	date
Name	exercisable		unexercisable	price	(2)
Carlton E. Turner, Ph.D., D.Sc. President & Chief Executive Officer	138,125			$4.8125	01/30/2008
	30,000			$2.50	12/22/2008
	30,000			$2.0625	12/16/2009
	40,000			$1.45	05/16/2012
	30,000			$1.05	12/12/2018
	30,000			$4.26	12/10/2013
	25,000			$4.78	12/09/2014
	25,000			$3.86	12/20/2015

Robert W. Schnitzius Vice President & Chief Financial Officer	30,000			$4.8125	01/30/2008
	20,000			$2.50	12/22/2008
	10,000			$2.0625	12/16/2009
	10,000			$1.3125	12/14/2009
	20,000			$1.05	12/07/2011
	5,000			$1.45	05/16/2012
	10,000			$1.05	12/18/2012
	10,000			$4.26	12/10/2013
	5,000			$4.78	12/09/2014
	2,000			$3.86	12/20/2015

Doug Golwas	10,000	(1)		$3.85	05/18/2016
Vice President Corporate Sales & Marketing

(1)	Doug Golwas is currently the only named executive officer to not have 100% vested shares. 5,000 shares vest on May 18, 2007, and the remaining 5,000 shares vest on May 18, 2008.

(2)	All options above have a life of 10 years from the date they were granted.

     Option repricings
          We did not engage in any option repricings or other modifications to any of our outstanding equity awards during fiscal year 2006.
     Severance
     All of our employees are “at will.” The “at will” status means that employment with us is for an indefinite period of time and may be terminated at any time with or without cause being shown by either the employee or us. Terminations initiated by us for named executive officers will be handled by the Board of Directors, Compensation and Stock Option Committee members and the human resource department. The employee will be advised of the terms of separation and the status of his/her compensation and benefits in accordance with applicable state requirements.
     Estimated payments and benefits upon termination
     The amount of compensation and benefits payable to each named executive officer in various termination situations is reviewed on a case by case basis subject to the Board of Directors’ review of the termination conditions and discretion. As such, there are no potential benefits and/or payments upon employment termination whether voluntary or involuntary that could be estimated accurately. In accordance with SEC regulations, we do not report any amount to be provided to a named executive officer under any arrangement which does not discriminate in scope, terms, or operation in favor of the executive officers and which is available generally to all salaried employees.

TRANSACTIONS WITH RELATED PERSONS
     We are in the process of adopting formal policies to review all relationships and transactions in which we and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. It is anticipated that our Audit Committee or Board (if appropriate) will review and approve or ratify any related person transaction that is required to be disclosed. It is anticipated that this review will include the following:
•	the nature of the related person’s interest in the transaction;

•	the material terms of the transaction, including, without limitation, the amount and type of transaction;

•	the importance of the transaction to the related person;

•	the importance of the transaction to us;

•	whether the transaction would impair the judgment of a director or executive officer to act in our best interest; and

•	any other matters deemed appropriate.
     It also anticipated that any director who is a related person with respect to a transaction under review will not participate in the deliberations or vote respecting approval or ratification of the transaction; provided, however, that such director will be counted in determining the presence of a quorum at the meeting where the transaction is considered.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain statements and information contained in this prospectus and the documents incorporated by reference in this prospectus concerning our future, proposed, and anticipated activities; certain trends with respect to our revenue, operating results, capital resources, and liquidity or with respect to the markets in which we compete; and other statements contained in this prospectus and the documents incorporated by reference into this prospectus regarding matters that are not historical facts are forward-looking statements, as such term is defined in the Securities Act. Forward-looking statements include statements regarding our “expectations,” “anticipation,” “intentions,” “beliefs,” or “strategies” regarding the future. Forward-looking statements, by their very nature, include risks and uncertainties, many of which are beyond our control. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed elsewhere under “Risk Factors,” which include, but are not limited to, the following:
•	our inability to achieve profitability;

•	our dependence on a limited number of customers;

•	the competitive nature of the pharmaceutical industry;

•	our inability to protect our intellectual property;

•	our inability to obtain the funds needed to carry out large-scale clinical trials and other research and development projects;

•	the possibility that the results of our clinical trials may not be sufficiently positive to warrant continued development and marketing of the products tested;

•	our inability to obtain the required approvals of new products from the appropriate government agencies;

•	the condition, capacity and adequacy of our manufacturing and laboratory facilities and equipment;

•	the adequacy of our cash resources and cash flow from operations to finance our current operations;

•	our ability to initiate, continue or complete clinical and other research programs;

•	our ability to enter into licensing agreements;

•	our ability to develop and market new products and increase sales of existing products;

•	our ability to reach satisfactory resolutions of our disputes with third parties;

•	our ability to comply with all the covenants in our transaction documents with the selling shareholders;

•	our ability to collect the amounts owed to us by our distributors, customers and other third parties;

•	our ability to use tax loss carryforwards before they expire;

•	the possibility that new products may not meet with adequate customer acceptance;

•	our inability to obtain financing when needed;

•	our inability to obtain adequate supplies of Aloe vera L. leaves when needed or to purchase them at costs that will allow our products to be price-competitive; and

•	our inability to sell all of certain products that we have purchased or are obligated to purchase from certain suppliers.

USE OF PROCEEDS
     We will not receive any of the proceeds from sales of shares of common stock by the selling shareholders.
SELLING SHAREHOLDERS
     The shares of common stock being offered by the selling shareholders are issuable upon conversion of the senior secured convertible debentures and upon exercise of the warrants. We are registering the shares of common stock in order to permit the selling shareholders to offer the shares for resale from time to time. The selling shareholders have not had any material relationship with us within the past three years.
     The following table lists the selling shareholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling shareholders. The second column lists the number of shares of common stock beneficially owned by each selling shareholder, based on its ownership of the senior secured convertible debentures and warrants, as of October 30, 2007, assuming conversion of all senior secured convertible debentures and exercise of the warrants held by the selling shareholders on that date, without regard to any limitations on conversions or exercise. The third column lists the shares of common stock being offered by this prospectus by the selling shareholders. The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.
     Under the terms of the senior secured convertible debentures and the warrants, a selling shareholder may not convert the senior secured convertible debentures or exercise the warrants to the extent such conversion or exercise would cause such selling shareholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the senior secured convertible debentures which have not been converted and upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

		Maximum Number of
	Number of Shares	Shares to be Sold	Number of Shares
	Owned Prior to	Pursuant to this	Owned After
Name of Selling Shareholder	Offering(1)	Prospectus(2)	Offering(1)(2)
CAMHZN Master LDC(3)	444,807	91,466	353,341
CAMOFI Master LDC(3)	3,113,652	640,264	2,473,388
Castlerigg Master Investments Ltd.(4)	4,448,076	914,663	3,533,413
Iroquois Master Fund Ltd.(5)	2,668,846	548,798	2,120,048
Rockmore Investment Master Fund Ltd. (6)	3,558,461	731,731	2,826,730

(1)	Except as otherwise indicated, each selling shareholder named in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by it. Except as otherwise indicated, the numbers and percentages shown include the shares of common stock actually owned as of October 30, 2007.

(2)	We have no assurance that the selling shareholders will sell any of the securities being registered hereby.

(3)	Richard Smithline has sole voting and dispositive power over such shares.

(4)	Sandell Asset Management Corp. is the investment manager of Castlerigg Master Investment Ltd. (“Castlerigg”) and has shared voting and dispositive power over the securities owned by Castlerigg. Sandell Asset Management Corp. and Thomas E. Sandell, its sole shareholder, disclaim beneficial ownership of the securities owned by Castlerigg.

(5)	Joshua Silverman, indirectly through an investment manager, has voting and investment discretion over the securities held by Iroquois Master Fund, Ltd. Joshua Silverman disclaims beneficial ownership of these shares.

(6)	Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda (“Rockmore Master Fund”). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, as of September 6, 2007, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Rockmore Master Fund.

     Additionally, we are required to make interest payments to the selling shareholders at a rate of 10% per annum and 18% per annum upon an event of default, including late principal payments. We are also required to pay liquidated damages to the selling shareholders in the event of the late filing of a registration statement equaling 1.5% of the purchase price paid by each selling shareholder. The 10% interest amounts we are required to pay are included in the following table, along with the monthly amount we may be required to pay in liquidated damages in the event of a late registration or a late principal payment. The amount of liquidated damages for a late principal payment is based on the principal amount outstanding as of October 30, 2007.

Selling		CentreCourt-	CentreCourt-
Shareholder	Rockmore	CAMOFI	CAMHZN	Iroquois	CastleRigg
10% Interest	$243,481.50	$213,046.31	$30,435.22	$182,611.13	$304,351.82

Liquidated Damages-Late Registration (Monthly)	$30,000.00	$26,250.00	$3,750.00	$22,500.00	$37,500.00

Liquidated Damages-Late Principal Prepayment	$29,000.00	$25,375.00	$3,625.00	$21,750.00	$36,250.00
     The gross proceeds of the transaction were $8,000,000. After deducting fees paid to Dawson James of $520,000, payoff of the Comerica loan of $1,670,490 and legal fees of $484,352, our net proceeds were $5,325,158.
     There were no prior securities transactions between us and the selling shareholders, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship with regarding the transaction, nor has there been any relationship or arrangement the issuer and the selling shareholders, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship with regarding the transaction in the past three years.
     We intend to make all principal and interest payments on a timely basis. We are not aware of the presence of any short selling by the selling shareholders.

PLAN OF DISTRIBUTION
     We are registering the shares of common stock issuable upon conversion of the senior convertible notes and upon exercise of the warrants to permit the resale of these shares of common stock by the holders of the senior convertible notes and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.
     The selling shareholders (or their pledges, donees, transferees or successors in interest) may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,
•	on the Nasdaq Capital Market or on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus;

•	through distributions to creditors and equity holders of the selling shareholders;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares. The selling shareholders may also enter into option or other transactions with broker dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     The selling shareholders may pledge or grant a security interest in some or all of the convertible notes, warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     The selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.
     Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
     There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.
     The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.
     We will pay all expenses of the registration of the shares of common stock pursuant to the securities purchase agreement, estimated to be $53,361 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against losses, claims, damages and liabilities, including some liabilities under the Securities Act, in accordance with the securities purchase agreement, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any untrue or omitted information furnished to us in writing by the selling shareholder specifically for use in this prospectus, in accordance with the securities purchase agreement, or we may be entitled to contribution.
     Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS
     The validity of the shares of common stock offered hereby will be passed upon for us by Thompson & Knight LLP, Dallas, Texas.
EXPERTS
     The financial statements of Carrington Laboratories, Inc. as of and for the year ended December 31, 2006, and the related financial statement schedule incorporated in this prospectus by reference from the Annual Report on Form 10-K of Carrington Laboratories, Inc. have been audited by Weaver and Tidwell, LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.
     The financial statements of Carrington Laboratories, Inc. as of December 31, 2005 and for the years ended December 31, 2005 and 2004, and the related financial statement schedule included in this prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, an independent registered public accounting firm, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
     The SEC, allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below:

•	Annual Report on Form 10-K for the year ended December 31, 2006, excluding Item 1. Business, Item 3. Legal Proceedings; Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations; Item 11. Executive Compensation and Item 15. Exhibits and Financial Statement Schedules, subpart 1. Financial Statements and 2. Financial Statement Schedules;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, excluding Part II. Item 1. Legal Proceedings;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, excluding Part I, Item I. Financial Statements and Part II. Item 1. Legal Proceedings;

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2007;

•	Current Reports on Form 8-K filed January 31, 2007, February 16, 2007, February 27, 2007, April 2, 2007, April 30, 2007, May 15, 2007, May 22, 2007, May 25, 2007, June 15, 2007, June 25, 2007, July 19, 2007, August 16, 2007, August 17, 2007, August 28, 2007 and September 7, 2007;

•	Preliminary Proxy Statement on Schedule 14A filed May 9, 2007;

•	Definitive Proxy Statement on Schedule 14A filed April 19, 2007, excluding the executive compensation disclosure contained in “Director and Executive Compensation”;

•	Definitive Proxy Statement on Schedule 14A filed June 9, 2007; and

•	The description of our common stock contained in our registration statement on Form 8-A, including any amendments or reports filed for the purpose of updating that description; and

•	The description of our preferred share purchase rights contained in our registration statement on Form 8-A, including any amendments or reports filed for the purpose of updating that description.
Upon request, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of these filings at no cost by writing or telephoning our corporate secretary at the following address and number: Carrington Laboratories, Inc., 2001 Walnut Hill Lane, Irving, Texas 75038, telephone (972) 518-1300. You may also visit our website at www.carringtonlabs.com.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We have filed a registration statement on Form S-1 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement, exhibits, and schedules as well as to the information incorporated by reference in this prospectus.
     Anyone may inspect a copy of the registration statement and our other filings without charge at the public reference facility maintained by the SEC in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of the registration statement and our other filings may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

CARRINGTON LABORATORIES, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE
Annual Consolidated Financial Statements of the Company:

Consolidated Balance Sheets
(Amounts in thousands, except share and per share amounts)

	December 31,
	2006	2005
ASSETS:
Current Assets
Cash and cash equivalents	$878	$6,262
Accounts receivable, net of allowance for doubtful accounts of $306 and $329 at December 31, 2006 and 2005, respectively	2,659	2,679
Inventories, net	3,405	4,705
Prepaid expenses	155	392

Total current assets	7,097	14,038

Property, plant and equipment, net	6,093	6,755
Customer relationships, net	199	392
Other assets, net	609	804

Total assets	$13,998	$21,989

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Line of credit	$1,811	$1,812
Accounts payable	1,324	2,092
Accrued liabilities	1,820	1,585
Current portion of long-term debt and capital lease obligations	203	188
Deferred revenue	903	1,386

Total current liabilities	6,061	7,063

Long-term debt and capital lease obligations, net of debt discount	3,745	3,418

Commitments and contingencies

SHAREHOLDERS’ EQUITY:
Common stock, $.01 par value, 30,000,000 shares authorized, 10,896,524 and 10,805,725 shares issued at December 31, 2006 and 2005, respectively	109	108
Capital in excess of par value	57,475	57,185
Accumulated deficit	(53,389)	(45,782)
Treasury stock at cost, 2,400 shares at December 31, 2006 and 2005	(3)	(3)

Total shareholders’ equity	4,192	11,508

Total liabilities and shareholders’ equity	$13,998	$21,989

The accompanying notes are an integral part of these statements.

Consolidated Statements of Operations
(Amounts in thousands, except per share amounts)

	Years Ended December 31,
	2006	2005	2004
Revenues:	$25,000	$24,038	$27,584
Net product sales	417	2,299	2,470
Royalty income	1,989	1,624	767

Grant income

Total net revenues	27,406	27,961	30,821

Cost and expenses:	20,586	18,581	18,250
Cost of product sales	7,662	8,731	7,560
Selling, general and administrative	670	822	911
Research and development	5,090	4,974	3,826
Research and development, DelSite	(9)	(131)	(92)
Other income	1,014	301	205

Interest expense, net

Net income (loss) before income taxes	(7,607)	(5,317)	161
Provision for income taxes	0	19	125

Net income (loss)

	$(7,607)	$(5,336)	$36

Basic and diluted earnings (loss) per share	$(0.70)	$(0.50)	$0.00

Basic shares outstanding	10,855	10,762	10,590

Diluted shares outstanding	10,855	10,762	11,171
The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders’ Equity
For the Years Ended December 31, 2006, 2005, and 2004
(Amounts in thousands)

			Capital in
	Common Stock		Excess of	Accumulated	Treasury Stock
	Shares	Amount	Par Value	Deficit	Shares	Amount	Total
January 1, 2004	10,385	$104	$53,000	$(40,482)	2	$(3)	$12,619
Issuance of common stock for employee stock purchase plan	56	—	163	—	—	—	163
Issuance of common stock for stock option plan	281	3	550	—	—	—	553
Net income	—	—	—	36	—	—	36

December 31, 2004	10,722	107	53,713	(40,446)	2	(3)	13,371
Issuance of common stock for employee stock purchase plan	41	—	156	—	—	—	156
Issuance of common stock for stock option plan	43	1	83	—	—	—	84
Issuance of warrants in private placement debt offering	—	—	2,985	—	—	—	2,985
Issuance of warrants in Swiss American Products settlement	—	—	248	—	—	—	248
Net loss	—	—	—	(5,336)	—	—	(5,336)

December 31, 2005	10,806	108	57,185	(45,782)	2	(3)	11,508

Issuance of common stock for employee stock purchase plan	23	—	86	—	—	—	86
Issuance of common stock for stock option plan	68	1	166	—	—	—	167
Share-based compensation expense	—	—	38	—	—	—	38

Net loss	—	—	—	(7,607)	—	—	(7,607)

December 31, 2006	10,897	$109	$57,475	$(53,389)	2	$(3)	$4,192

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows
(Amounts in thousands)

	Years Ended December 31,
	2006	2005	2004
Operating activities:
Net income (loss)	$(7,607)	$(5,336)	$36
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision for bad debts	179	243	48
Provision for inventory obsolescence	473	318	205
Depreciation and amortization	1,357	1,238	1,241
Legal settlement	—	647	—
Share-based compensation expense	38	—	—
Amortization of debt discount	437	—	—
Changes in operating assets and liabilities:
Accounts receivable	(159)	403	(275)
Inventories	827	(409)	1,141
Prepaid expenses	237	(195)	56
Other assets	195	62	46
Accounts payable and accrued liabilities	(533)	675	(639)
Deferred revenue	(483)	(1,076)	553

Net cash provided by (used in) operating activities	(5,039)	(3,430)	2,412

Investing activities:
Disposal of property, plant, and equipment in sale/leaseback transaction	—	4,616	—
Purchases of property, plant and equipment	(383)	(610)	(2,172)

Net cash provided by (used in) investing activities	(383)	4,006	(2,172)

Financing activities:
Borrowings on line of credit	—	—	300
Payments on line of credit	(1)	(75)	—
Proceeds from debt issuances	—	2,263	350
Proceeds from warrant issuances	—	2,737	—
Principal payments on debt and capital lease obligations	(214)	(1,483)	(1,096)
Issuances of common stock	253	240	716
Debt issuance costs	—	(426)	—

Net cash provided by financing activities	38	3,256	270

Net increase (decrease) in cash and cash equivalents	(5,384)	3,832	510
Cash and cash equivalents at beginning of year	6,262	2,430	1,920

Cash and cash equivalents at end of year	$878	$6,262	$2,430

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$465	$260	$225
Cash paid during the year for income taxes	—	$140	—
Non-cash warrant issue to broker	—	$248	—
Property plant and equipment acquired under capital leases	$119	$104	—
The accompanying notes are an integral part of these statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE ONE. BUSINESS
Carrington Laboratories, Inc. (the “Company”) is a research-based biopharmaceutical, medical device, raw materials and nutraceutical company engaged in the development, manufacturing and marketing of naturally-derived complex carbohydrates and other natural product therapeutics for the treatment of major illnesses, the dressing and management of wounds and nutritional supplements.
The Company’s Medical Services Division offers a comprehensive line of wound management products to hospitals, nursing homes, alternative care facilities, cancer centers, home health care providers and managed care organizations. The Company and Medline Industries, Inc. (“Medline”) entered into a Distributor and License Agreement dated November 3, 2000, under which the Company granted to Medline the exclusive right, subject to certain limited exceptions, to distribute all of the Company’s wound and skin care products (the “Products”) in the United States, Canada, Puerto Rico and the U.S. Virgin Islands for a term of five years that began December 1, 2000. The agreement provides that Carrington will continue to manufacture its existing line of Products and sell them to Medline at specified prices. The prices, which were generally firm for the first two years of the contract term, are thereafter subject to adjustment not more than once each year to reflect increases in manufacturing cost.
The agreement also grants Medline a nonexclusive license to use certain of the Company’s trademarks in connection with the marketing of the Products. In addition, it permits Medline, if it so elects, to use those trademarks in connection with the marketing of various Medline products and other products not manufactured by the Company (collectively, “Other Products”).
The agreement required Medline to pay the Company a base royalty totaling $12,500,000 in quarterly installments that began on December 1, 2000 and ended on September 1, 2005. In addition to the base royalty, if Medline elects to market any of the Other Products under any of the Company’s trademarks, Medline must pay the Company a royalty of between one percent and five percent of Medline’s aggregate annual net sales of the Products and the Other Products, depending on the amount of the net sales. The Company and Medline amended the Distributor and License Agreement in April 2004 to extend the term of the agreement through November 30, 2008. The amended agreement specified an advance payment of $1,250,000, which the Company has received.
The Company entered into a Supply Agreement with Medline effective December 1, 2000, which among other things, provides that the Company will manufacture Medline-brand dermal management products. The Supply Agreement is co-terminus with the amended Distributor and License Agreement.
The Consumer Services Division markets or licenses bulk raw materials, specialty manufacturing services and finished consumer products. Principal sales of the Division are bulk raw materials which are sold to U.S. manufacturers who include the high quality extracts from Aloe vera L. in their finished products.
The Company formed a subsidiary, DelSite Biotechnologies, Inc., in October 2001 as a vehicle to further the development and commercialization of its new proprietary complex carbohydrate (GelSite® polymer) that the Company is developing for use as a drug and vaccine delivery system.
In December 2002, the Company entered into an agreement to acquire certain assets of the Custom Division of Creative Beauty Innovations, Inc. (“CBI”), including specialized manufacturing customer information, intellectual property and equipment. CBI is a privately-held manufacturer of skin and cosmetic products with operations in Fort Worth, Texas.
Under the agreement, the Company paid CBI $1.6 million, including $0.6 million for inventory of CBI. In addition, for the five-year period ending in December 2007, the Company agreed to pay CBI an amount equal to 9.0909% of its net sales of CBI products to CBI’s transferring customers up to $6.6 million per year and 8.5% of its net sales of CBI products to CBI’s transferring customers over $6.6 million per year. The acquired assets include equipment and other physical property previously used by CBI’s Custom Division to compound and package cosmetic formulations of liquids, creams, gels and lotions into bottles, tubes or cosmetic jars. The Company uses these assets in a substantially similar manner. The Company provides services to these customers through the Consumer Services Division’s development and manufacturing services group. The Company recorded $100,000 for the purchase of equipment and $980,000 for the purchase of customer relationship intangibles in connection with the acquisition.
The Company’s products are produced at its plants in Irving, Texas and Costa Rica. A portion of the Aloe vera L. leaves used for manufacturing the Company’s products are grown on a Company-owned farm in Costa Rica. The remaining leaves are purchased from other producers in Central and South America.

The accompanying financial statements have been prepared on a going concern basis, which assumes the Company will realize its assets and discharge its liabilities in the normal course of business. As reflected in the accompanying consolidated financial statements and as the result of its significant investment in the research and development activities of DelSite, the Company incurred cumulative net losses of $12.9 million and used cash from operations of $6.1 million during the three years ended December 31, 2006. The Company projects a net loss for fiscal 2007 before consideration of potential funding sources for this same period. These conditions raise doubt about the Company’s ability to continue as a going concern.
Funding of the Company’s working capital requirements has resulted principally from operating cash flows, bank financing, advances on royalty payments under certain of its existing contracts and debt and equity financing. In November 2005, the Company closed a $5.0 million private placement of term notes due in December 2009 and warrants with 16 investors. In February 2007, Sabila Industrial, S.A., a wholly-owned subsidiary of the Company, entered into a revolving credit facility with Banco Nacional de Costa Rica for $2,990,000, which matures in February 2010, and borrowed $1.5 million under the facility. These transactions are described throughout the footnotes.
The Company has $1.0 million available under its Comerica credit facility, provided however, the Company’s current accounts receivable and inventory balances (which provide security for borrowed funds) are not sufficient to permit any additional borrowings at this time. The Company also has $1.5 million available under its Banco Nacional credit facility. The Company believes that the expected cash flows from operations and licensing agreements and expected revenues from government grant programs will provide the funds necessary to service its existing indebtedness and finance its operations until September 2007.
The Company is currently engaged in efforts to restructure certain existing indebtedness in order to increase available funds on a near-term basis, and it also intends to seek additional financing during the next six months through one or more public or private equity offerings, additional debt financings, corporate collaborations, or licensing transactions. The Company cannot be certain that additional funding will be available on acceptable terms, or at all. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research or development programs or commercialization efforts.
There are currently no commitments in place for these debt and equity transactions, nor can assurances be given that such financing will be available. While the Company is confident that it will raise the capital necessary to fund operations and achieve successful commercialization of the products under development, there can be no assurances in that regard. The financial statements do not include any adjustments that may arise as a result of this uncertainty.
NOTE TWO. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Carrington Laboratories, Inc., and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.
CASH EQUIVALENTS. The Company’s policy is that all highly liquid investments purchased with a maturity of three months or less at date of acquisition are considered to be cash equivalents unless otherwise restricted. None of the cash equivalents are restricted for any years presented.
INVENTORY. Inventories are recorded at the lower of cost (first-in, first-out) or market. The Company records a reserve for inventory obsolescence based on an analysis of slow moving and expired products.
PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are recorded at cost less accumulated depreciation. Buildings and improvements, furniture and fixtures and machinery and equipment are depreciated on the straight-line method over their estimated useful lives. Leasehold improvements and equipment under capital leases are amortized over the terms of the respective leases or the estimated lives of the assets, whichever is less. Expenditures for maintenance and repairs are charged to expense as incurred.
LONG-LIVED ASSETS. The Company reviews long-lived assets, including finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset. There have been no impairment charges recorded in the years presented.
CUSTOMER RELATIONSHIPS. In connection with the CBI acquisition described in Note One, the Company recorded a finite-lived intangible asset of $980,000 for customer relationships acquired. The Company is amortizing this intangible asset over five years, which is based on the estimated life of the customer relationships. Future amounts paid to the sellers based on a percentage of sales of CBI products as described in Note One will be recorded as an expense in the same period the corresponding sales are recorded. The Company recorded expenses of $308,000, $262,000, $271,000 in 2006, 2005 and 2004, respectively, for royalties due under the agreement. The Company recorded expense for amortization of the intangible asset of approximately $193,000 in each of the years 2006, 2005 and 2004, and accumulated amortization of $781,000, $588,000 and $395,000 at December 31, 2006, 2005 and 2004, respectively. Amortization expense over the next year is expected to be approximately $200,000.
TRANSLATION OF FOREIGN CURRENCIES. The functional currency for international operations (Costa Rica) is the U.S. Dollar. Accordingly, such foreign entities translate monetary assets and liabilities at year-end exchange rates, while non-monetary items are translated at historical rates. Revenue and expense accounts are translated at the average rates in effect during the year, except for depreciation and amortization, which are translated at historical rates. Translation adjustments and transaction gains or losses are recognized in the consolidated statement of operations.
REVENUE RECOGNITION. The Company recognizes revenue for product sales at the time of shipment when title to the goods transfers and collectibility is reasonably assured, net of a reserve for estimated returns. Royalty income is recognized over the period of the licensing and royalty agreement. Grant income is recognized ratably as the grant budget-approved expenses are incurred. Transactions for the Company’s specialized product development and manufacturing services are governed by purchase orders received from customers. Terms and conditions typically specify quantity, price and delivery dates for finished goods. For product shipments, revenues are recognized at the time of shipment. For formulation development or other services, revenue is recognized at time that the services have been completed and the deliverables delivered.
DEFERRED REVENUE. Deferred revenue is primarily related to the licensing and royalty agreement with Medline and represents amounts received in excess of amounts amortized to royalty income.
INCOME TAXES. The Company uses the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences of differences between the tax basis of assets and liabilities and the financial reporting basis. Valuation allowances are provided against net deferred tax assets when it is more likely than not, based on available evidence, that assets may not be realized.
RESEARCH AND DEVELOPMENT. Research and development costs are expensed as incurred. Certain laboratory and test equipment determined to have alternative future uses in other research and development activities has been capitalized and is depreciated as research and development expense over the life of the equipment. The carrying value of the research and development equipment capitalized as of December 31, 2006 was $1,194,000 and the depreciable lives range from three to seven years. This equipment in included in the property, plant and equipment, net line on the balance sheet. The depreciation expense for this equipment was $158,000 in 2004, $320,000 in 2005 and $294,000 in 2006.
FREIGHT COSTS. Shipping costs incurred by the Company are included in the consolidated statement of operations in selling, general and administrative expenses and were approximately $1,099,000, $1,032,000 and $914,000 for the years ended December 31, 2006, 2005 and 2004, respectively.
ADVERTISING COSTS. Advertising costs, included in selling, general and administrative, are expensed as incurred and were approximately $28,000, $136,000 and $240,000 for the years ended 2006, 2005 and 2004, respectively.
STOCK-BASED COMPENSATION. On January 1, 2006, the Company adopted the fair value recognition provisions of Financial Accounting Standards Board (“FASB”) Statement No. 123(R), “Share-Based Payment", (“SFAS 123(R)”). Prior to January 1, 2006, the Company accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related Interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). In accordance with APB 25, no compensation cost was required to be recognized for options granted that had an exercise price equal to the market value of the underlying common stock on the date of grant.
The Company adopted SFAS 123(R) using the modified-prospective-transition method. Under this transition method, compensation cost recognized in future interim and annual reporting periods includes: (1) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (2) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). The results for the prior periods have not been restated.

NET INCOME (LOSS) PER SHARE. Basic net income (loss) per share is based on the weighted-average number of shares of common stock outstanding during the year. Diluted net income (loss) per share includes the effects of options, warrants and convertible securities unless the effect is antidilutive. The Company uses its weighted-average close price of its stock for the reporting period to determine the dilution of its stock options and warrants related to its EPS calculation.
USE OF ESTIMATES. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include accounts receivable bad debt, inventory obsolescence and return reserves. Actual results could differ from those estimates.
FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying value of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities estimate fair value due to their relative short-term nature. The majority of the Company’s debt approximates fair value due to the nature of the floating interest rates being charged. The fair value of the $5.0 million note payable is approximately $4.0 million, based on a valuation calculation using a market interest rate of 12.5%.
NEW PRONOUNCEMENTS. In November 2004, the FASB issued SFAS No. 151 “Inventory Costs.” This statement amends the guidance in ARB No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This statement requires that those items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Adoption of SFAS No. 151 had no material effect on the Company.
In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payments”, which replaces SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and amends SFAS No. 95, “Statement of Cash Flows.” SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. As such, pro forma disclosure in lieu of expensing is no longer an alternative. The new standard is effective in the first annual reporting period beginning after June 15, 2005. The Company recorded expense of $38,000 during the year ended December 31, 2006, under SFAS No. 123(R).
In May 2006, the State of Texas passed a bill replacing the current franchise tax with a new margin tax that will go into effect on January 1, 2008. The Company estimates that the new margin tax will not have a significant impact on tax expense or deferred tax assets and liabilities.
In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for years beginning after December 15, 2006. The Company is in the process of determining the impact of this Interpretation on the Company’s consolidated financial statements.
In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. SFAS No. 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007, and will apply to the Company starting on its 2008 fiscal year. The Company anticipates no material effect from the adoption of SFAS No. 157.
In February 2007, the FASB issued SFAS No. 159 “Fair Value Option for Financial Assets and Financial Liabilities.” This statements objective is to reduce both complexity in accounting for financial instruments and volatility in earnings caused by measuring related assets and liabilities differently. This statement also requires information to be provided to the readers of financial statements to explain the choice to use fair value on earnings and to display the fair value of the assets and liabilities chosen on the balance sheet. This statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company anticipates no material effect from the adoption of SFAS No. 159.

NOTE THREE. INVENTORIES
The following summarizes the components of inventory at December 31, 2006 and 2005, in thousands:

	2006	2005

Raw materials and supplies	$2,478	$2,652
Work-in-process	319	322
Finished goods	1,511	2,522
Less obsolescence reserve	(903)	(791)

Total	$3,405	$4,705

NOTE FOUR. PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consisted of the following at December 31, 2006 and 2005, in thousands:

			Estimated
	2006	2005	Useful Lives

Land	$151	$151
Buildings and improvements	2,709	2,702	7 to 25 years
Furniture and fixtures	839	773	4 to 8 years
Machinery and equipment	10,989	10,754	3 to 10 years
Leasehold improvements	1,332	1,327	3 to 10 years
Equipment under capital leases	427	490	5 years

Total	16,447	16,197
Less accumulated depreciation and amortization	10,354	9,442

Property, plant and equipment, net	$6,093	$6,755

The net book value for equipment under capital leases as of December 31, 2006 and 2005, was $292,000 and $355,000, respectively.
The net book value of property, plant and equipment in Costa Rica at December 31, 2006 and 2005 was $3,822,000 and $4,209,000, respectively.
NOTE FIVE. ACCRUED LIABILITIES
The following summarizes significant components of accrued liabilities at December 31, 2006 and 2005, in thousands:

	2006	2005

Accrued payroll	$293	$215
Accrued insurance	83	166
Accrued taxes	178	117
Accrued professional fees	152	260
Accrued rent	230	165
Accrued interest	95	37
Accrued product recall costs	415	251
Other	374	374

Total	$1,820	$1,585

NOTE SIX. LINE OF CREDIT
The Company has a line of credit with Comerica Bank Texas (“Comerica”) that provides for borrowings of up to $3 million based on the level of qualified accounts receivable and inventory. The line of credit is collateralized by accounts receivable and inventory. Borrowings under the line of credit bear interest at the bank’s prime rate (8.25% at December 31, 2006) plus 0.5%. As of December 31, 2006, there was $1,811,000 outstanding on the credit line with $839,000 of credit available for operations, net of outstanding letters of credit of $350,000. The line of credit has no expiration date and is payable on demand.
The Company’s credit facilities with Comerica require the Company to maintain certain financial ratios. The covenants and the Company’s position at December 31, 2006 are as follows:

Covenant	Covenant Requirement	Company's Position
Total net worth	$12,200,000	$3,994,247
Current ratio	1.60	1.35
Liquidity ratio	1.75	1.95
The total net worth, current ratio and liquidity ratio covenant amounts and the Company’s position are calculated as defined in the credit agreement, as amended. The covenant amounts for these ratios will remain at these same fixed amounts until maturity. Although the Company was not in compliance with two of its financial-ratio covenants under the Comerica line of credit for the period ended December 31, 2006, Comerica has waived the events of non-compliance through May 31, 2007.
The Company believes that it is unlikely that Comerica will continue to grant such waivers after the second quarter of 2007, and can make no assurances that such waivers will be granted for events of non-compliance occurring subsequent to May 31, 2007. If the Company is unable to obtain such waivers and the existing covenant defaults continue, Comerica could accelerate the indebtedness under the Company’s credit facility as well as all other debt that the Company has outstanding with Comerica, if any. The Company is presently seeking additional funding that would enable it to repay its indebtedness under the Comerica credit facility and fund the Company’s working capital obligations. If Comerica accelerates the indebtedness under the Company’s credit facility prior to the Company obtaining such additional funding, the Company would be forced to refinance all of the Comerica indebtedness with another lender. Any additional financing secured by the Company or the Company’s refinancing of the Comerica credit facility will likely contain interest rates and terms which are more burdensome for the Company than those presently in place under the Comerica facility, resulting in an adverse impact on liquidity.
NOTE SEVEN. LONG-TERM DEBT
In March 2003, the Company received a loan of $500,000 from Bancredito, a Costa Rica bank, with interest and principal to be repaid in monthly installments over eight years. The interest rate on the loan is the U.S. Prime Rate (8.25%) plus 2.0%. As of December 31, 2006, there was $310,000 outstanding on the loan.
In September 2004, the Company received a loan of $350,000 from Bancredito, a Costa Rica bank, with interest and principal to be repaid in monthly installments over eight years. The interest rate on the loan is the U.S. Prime Rate (8.25%) plus 2.5%. As of December 31, 2006, there was $282,000 outstanding on the loan.
Both the loans through Bancredito are secured by land and equipment in Costa Rica (with a carrying value of approximately $660,000).
On November 18, 2005, the Company sold $5,000,000 aggregate principal amount of 6.0% subordinated notes. The notes mature, subject to certain mandatory prepayments discussed below, on November 18, 2009. Interest on the notes is payable quarterly in arrears. The notes require mandatory prepayment of all principal and interest in the event that the holder of such note exercises its Series A Warrant, which was also issued as part of the transaction, in full. The note is subordinate to the Company’s indebtedness to Comerica Bank and certain other indebtedness. As of December 31, 2006, there was $5,000,000 outstanding on the note with an associated debt discount of $2,254,000 for a net balance of $2,746,000. The 5,000,000 warrants have a fair value of $4.8 million, and an allocated value of $2.7 million, which was recorded as a debt discount. Additionally, the Company incurred $674,000 of debt issue costs related to this financing arrangement, which will be amortized using the effective interest method over the term of the debt. As a result of the debt discount associated with the value of the warrants. The effective interest rate on the debt is 30%.
On December 20, 2005, the Company entered into a settlement agreement with Swiss-American Products, Inc. (“Swiss-American”) and G. Scott Vogel to resolve all claims related to a lawsuit filed by Swiss-American in June 2001. The settlement agreement provides for, among other things, a cash payment of $400,000 and the issuance of a promissory note in favor of Swiss-American with an original principal balance of $400,000. The note bears interest at the rate of 6.0% per annum, payable quarterly in arrears, and all outstanding principal is due and payable in full, subject to certain mandatory prepayments discussed below, on December 20, 2009. The note requires mandatory prepayment of all principal and interest in the event that the holder of such note exercises its Series C Warrant, which was also issued as part of the settlement agreement, in full. The note is subordinate to the Company’s indebtedness to Comerica Bank and certain other indebtedness. As of December 31, 2006, there was $400,000 outstanding on the note.

The following summarizes annual maturities at December 31, 2006, in thousands:

2007	$107
2008	112
2009	5,517
2010	125
2011	86
Thereafter	52

Subtotal	5,999
Debt Discount	(2,254)

Total	$3,745

NOTE EIGHT. COMMON STOCK
SHARE PURCHASE RIGHTS PLAN. The Company has a share purchase rights plan which provides, among other rights, for the purchase of common stock by existing common stockholders at significantly discounted amounts in the event a person or group acquires or announces the intent to acquire 15% or more of the Company’s common stock. The rights expire in 2011 and may be redeemed at any time at the option of the Board of Directors for $.001 per right.
EMPLOYEE STOCK PURCHASE PLAN. The Company has an Employee Stock Purchase Plan under which employees may purchase shares of the Company’s common stock. Prior to January 1, 2006, employees purchased shares at a price equal to the lesser of 85% of the market price of the Company’s common stock on the last business day preceding the enrollment date (defined as January 1, April 1, July 1 or October 1 of any plan year) or 85% of the market price on the last business day of each month. Effective January 1, 2006, the purchase price is 95% of the market price of the Company’s common stock on the last business day of each month. A maximum of 1,250,000 shares of common stock was reserved for purchase under this Plan. As of December 31, 2006, a total of 991,507 shares had been purchased by employees at prices ranging from $0.77 to $29.54 per share.
STOCK OPTIONS. The Company has an incentive stock option plan which was approved by the shareholders in 2004 under which incentive stock options and nonqualified stock options may be granted to employees, consultants and non-employee directors. Options are granted at a price no less than the market value of the shares on the date of the grant, except for incentive options to employees who own more than 10% of the total voting power of the Company’s Common Stock, which must be granted at a price no less than 110% of the market value. Employee options are normally granted for terms of 10 years. Options granted in 2006 vest at the rate of 50% per year beginning in the first anniversary of the grant date. Options granted in 2005 were 100% vested on December 20, 2005. Options granted in 2004 vested at the rate of 50% per year beginning on the first anniversary of the grant date, with the remaining 50% receiving accelerated vesting on December 20, 2005. Options to non-employee directors have terms of ten years and are 100% vested on the grant date. The Company has reserved 500,000 shares of Common Stock for issuance under this plan. As of December 31, 2006, options to purchase 93,700 shares were available for future grants under the plan.
The Company also has an incentive stock option plan which was approved by the shareholders in 1995 under which incentive stock options and nonqualified stock options were granted to employees, consultants and non-employee directors. Options were granted at a price no less than the market value of the shares on the date of the grant, except for incentive options to employees who own more than 10% of the total voting power of the Company’s Common Stock, which were required to be granted at a price no less than 110% of the market value. Employee options were normally granted for terms of 10 years. Options granted through 2001 had various vesting rates and all such options still outstanding were fully vested at December 31, 2005. Options granted subsequent to 2001 vested at the rate of 50% per year beginning on the first anniversary of the grant date and all options outstanding received accelerated vesting on December 20, 2005. Options to non-employee directors have terms of ten years and are 100% vested on the grant date. The Company has reserved 2,250,000 shares of Common Stock for issuance under this plan. The Plan expired on April 1, 2005, after which no additional grants have been or may be made under the plan. In accordance with the provisions of the plan, all options issued under the plan and outstanding on the expiration date of the plan shall remain outstanding until the earlier of their exercise, forfeiture or lapse.
Beginning January 1, 2006, the Company was required to adopt the provisions of Statement of Financial Accounting Standards No. 123(R) “Share-Based Payment” (“SFAS 123(R)”), which requires the recognition of stock-based compensation associated with stock options as an expense in financial statements. The primary purpose of the vesting acceleration was to reduce the non-cash compensation expense that would have been recorded in future periods following the Company’s adoption of SFAS 123(R). As a result of accelerating these options in advance of the adoption of SFAS 123(R), the Company reduced the pre-tax stock option expense it would otherwise be required to record by $162,500 in 2006 and an estimated reduction of $4,400 in 2007.
STOCK-BASED COMPENSATION. The Company adopted the provisions of revised Statement of Financial Accounting Standards No. 123 (“SFAS 123(R)”), “Share-Based Payment,” including the provisions of Staff Accounting Bulletin No. 107 (“SAB 107”) on January 1, 2006, the first day of 2006, using the modified prospective transition method to account for the Company’s employee share-based awards. The valuation provisions of SFAS 123(R) apply to new awards and to awards that are outstanding at the effective date and subsequently modified or cancelled. The Company’s Board of Directors approved the acceleration of the vesting on all outstanding unvested options held by officers and employees under the incentive stock option plan as of December 18, 2005. The primary purpose of the vesting acceleration was to reduce the non-cash compensation expense that would have been recorded in future periods following the Company’s adoption of SFAS 123(R). The Company’s consolidated financial statements as of December 31, 2006 and for the year ended December 31, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company’s consolidated financial statements for prior periods were not restated to reflect, and do not include, the impact of SFAS 123(R).
Share-based compensation expense recognized during a period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Share-based compensation expense recognized in the consolidated statement of operations for 2006 includes compensation expense for share-based payment awards granted in 2006, expenses are amortized under the straight-line attribution method. As share-based compensation expense recognized in the consolidated statement of operations for 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures were estimated to be approximately 0% for the grant made to employees on January 5, 2006 and 6% for grant made to employees on May 18, 2006, based on our historical experience.
The adoption of SFAS 123(R) resulted in incremental share-based compensation expense of $38,000 in the year ended December 31, 2006. The incremental share-based compensation caused the net loss before income taxes and the net loss to increase by the same amount and did not affect the basic and diluted loss per share. Total compensation expense related to both of the Company’s share-based awards, recognized under SFAS 123(R), for 2006 were comprised of the following:

2006
Selling, general and administrative expense	$13
Research and development expense	25

Share-based compensation expense before taxes	38
Related income tax benefits	—
Share-based compensation expense	$38

Net share-based compensation expense per common share — basic and diluted	$0.00
The entire portion of the share-based compensation expense in 2006 is from incentive stock option grants. As of December 31, 2006, the Company has $78,000 of total unrecognized compensation cost related to non-vested options granted under the Company’s stock option plan. That cost is expected to be recognized over a weighted average period of seventeen months. Since the Company has a net operating loss carry-forward as of December 31, 2006, no excess tax benefits for the tax deductions related to share-based awards were recognized in the consolidated statement of operations. Additionally, no incremental tax benefits were recognized from stock options exercised in 2006 that would have resulted in a reclassification to reduce net cash provided by operating activities with an offsetting increase in net cash provided by financing activities. Compensation expense relating to employee share-based awards was not recognized in the years ended December 31, 2005 and 2004.
Prior to January 1, 2006, the Company accounted for share-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, “ Accounting for Stock Issued to Employees “ and related interpretations and provided the required pro forma disclosures of SFAS 123.
The following table summarizes the pro forma effect on the Company’s net income (loss) and per share data if the Company had applied the fair value recognition provisions of SFAS 123 to share-based employee compensation for 2005 and 2004.

	2005	2004

Net income (loss) (in thousands):
As reported	$(5,336)	$36
Less: Stock-based compensation expense determined under fair value-based method	(1,055)	(1,496)

Pro forma net loss	$(6,391)	$(1,460)

Basic and diluted shares outstanding	10,762	10,590
Net income (loss) per share:
Basic and diluted as reported	$(0.50)	$0.00
Basic and diluted pro forma	(0.59)	(0.14)
For employee stock options granted in 2005 and 2004, the Company determined pro forma compensation expense under the provisions of SFAS 123 using the Black-Scholes model and the following assumptions: (1) an expected volatility of 61.9% and 79.2%, respectively, (2) an expected term of 5 years, (3) a risk-free interest rate of 4.35% and 3.51%, respectively, and (4) an expected dividend yield of 0%. The weighted average fair value of options granted in 2005 and 2004 was $2.22 and $3.11 per share, respectively.
During 2006 the Company made two stock option grants to employees, with one on January 5, 2006, and the other on May 18, 2006. Both of these grants were made to employees under the 2004 plan and the Company’s policy is to issue new shares upon the exercise of stock options.
Summaries of stock options outstanding and changes during 2006 are presented below.

			Weighted
			Average
		Weighted	Remaining
		Average	Contractual
	Number of	Exercise Price	Term	Aggregate
	Shares	Per Share	(in Years)	Intrinsic Value

Balance, January 1, 2004	1,625	$2.82
Granted	632	$4.66
Forfeited	(204)	$4.95
Exercised	(231)	$1.62

Balance, December 31, 2004	1,822	$3.38
Granted	226	$3.95
Forfeited	(192)	$4.31
Exercised	(42)	$1.98

Balance, December 31, 2005	1,814	$3.39
Granted	55	$3.92
Forfeited	(100)	$4.69
Exercised	(68)	$2.40

Balance, December 31, 2006	1,701	$3.37	5.4	$(884,500)

Vested and expected to vest in the future, December 31, 2006	1,701	$3.37	5.4	$(884,500)

Exercisable, December 31, 2006	1,649	$3.35	5.1	$(824,500)

Exercisable, December 31, 2005	1,814	$3.39

Exercisable, December 31, 2004	1,440	$3.13

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value, based on the Company’s closing common stock price of $2.85 on December 31, 2006, which would have been received by the option holders had all option holders exercised their options on that date. The weighted average grant-date fair values of options granted during 2006, 2005 and 2004 were $2.24, $2.22 and $3.11 per share, respectively. The total intrinsic value of options exercised during 2006 was $119,000, based on the differences in market prices on the dates of exercise and the option exercise prices.

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option pricing model (“Black-Scholes model”) that uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Company’s common stock and other factors. The expected term of options granted is based on analyses of historical employee termination rates and option exercises. The risk-free interest rates are based on the U.S. Treasury yield for a period consistent with the expected term of the option in effect at the time of the grant.
Assumptions used in the Black-Scholes model for options granted during 2006, 2005 and 2004 were as follows:

	2006	2005	2004
Expected volatility	61.9%	61.9%	79.2%
Average expected term in years	5.0	5.0	5.0
Risk-free interest rate (zero coupon U.S. Treasury Note)	5.1%	4.35%	3.51%
Expected dividend yield	0%	0%	0%
The following table summarizes information concerning outstanding and exercisable stock options as of December 31, 2006:

	Options Outstanding			Options Exercisable
		Weighted Average			Weighted
		Remaining	Weighted		Average
Range of Exercise	Number Out-	Contractual Life in	Average	Number	Exercise
Prices	standing	Years	Exercise Price	Exercisable	Price

$7.50 - $7.50	25	0.01	$7.50	25	$7.50
$5.30 - $3.85	968	6.27	$4.51	916	$4.55
$2.50 - $1.75	341	2.80	$2.06	341	$2.06
$1.50 - $1.05	367	4.32	$1.29	367	$1.29

	1,701	5.35	$3.37	1,649	$3.35

STOCK WARRANTS. From time to time, the Company has granted warrants to purchase common stock to the Company’s research consultants and other persons rendering services to the Company. The exercise price of such warrants was normally the market price or in excess of the market price of the common stock at date of issuance.
On November 18, 2005, the Company sold $5,000,000 aggregate principal amount of 6.0% subordinated notes. In connection with the sale of the notes, the purchasers of the notes received (i) Series A Common Stock Purchase Warrants to purchase an aggregate of 2,500,000 shares of the Company’s common stock, par value $.01 per share, and (ii) Series B Common Stock Purchase Warrants to purchase an aggregate of 2,500,000 shares of the Company’s common stock. The 5,000,000 warrants have a fair value of $4.8 million and an allocated value of $2.7 million, which was recorded as a debt discount. In addition, the placement agent involved in the offering of the notes and warrants received a Series A Warrant to purchase 200,000 shares of the Company’s common stock, with a fair value of $248,000. All of the Series A Warrants have an exercise price of $5.00 per share, are immediately exercisable and expire, subject to certain acceleration events relating to the closing stock price, on November 18, 2009. All of the Series B Warrants have an exercise price of $10.00 per share, are immediately exercisable and expire on November 18, 2009.
On December 20, 2005, the Company entered into a settlement agreement with Swiss-American and G. Scott Vogel to resolve all claims related to a lawsuit filed by Swiss-American in June 2001. The settlement agreement provides for, among other things, the issuance to Swiss-American of a Series C Common Stock Purchase Warrant to purchase a total of 200,000 shares of the Company’s common stock, with a fair value of $248,000, and with an exercise price per share equal to $5.00 and which expires, subject to certain acceleration events relating to the closing stock price, on November 18, 2009.
COMMON STOCK RESERVED. At December 31, 2006, the Company had reserved a total of 7,454,779 common shares for future issuance relating to the employee stock purchase plan, stock option plan and warrants.

NOTE NINE. COMMITMENTS AND CONTINGENCIES
On August 26, 2005, the Company issued a voluntary recall of Medline-labeled alcohol-free mouthwash. As a result of this recall, Medline initiated a voluntary recall of Personal Hygiene Admission kits containing the same alcohol-free mouthwash. The mouthwash, which passed industry standard testing at the time of release, was recalled due to the possibility that it may contain Burkholderia cepacia. The Company continues to coordinate with the FDA and the Texas Department of Health in its recall efforts and in the investigation of this matter. The Company has accrued at December 31, 2006, $415,000 as a reserve for costs incurred related to this product recall.
On January 11, 2006, a lawsuit was filed in Circuit Court of Etowah County, Alabama styled as Sonya Branch and Eric Branch vs. Carrington Laboratories, Inc., Medline Industries, Inc., and Gadsden Regional Medical Center. Plaintiffs alleged they were damaged by the mouthwash product. The amounts of damages were not specified.
On April 25, 2006, a lawsuit was filed in Circuit Court for Davidson County, Tennessee styled as Ralph Spraggins, as Administrator of the Estate of Yvonne Spraggins vs. Southern Hills Medical Center, Tristar Health System, HCA Inc., HCA Health Services of Tennessee, Inc., HCA Hospital Corporation of America, Medline Industries, Inc., and Carrington Laboratories, Inc. Plaintiffs have alleged they were damaged by the Company’s Medline-labeled alcohol-free mouthwash product and are seeking $2.0 million in compensatory damages. The case was dismissed without prejudice on January 11, 2007.
On August 28, 2006, a lawsuit was filed in United States District Court for the Western District of Oklahoma styled as Ruth Ann Jones, as Personal Representative of the Estate of Harold Dean Jones, Deceased, Mary Adams and Vera Anderson vs. Carrington Laboratories, Inc. and Medline Industries, Inc. Plaintiffs alleged they were damaged by the Company’s Medline-labeled alcohol-free mouthwash product and were seeking an amount in excess of $75,000 in damages. The case was dismissed without prejudice on January 15, 2007.
On September 14, 2006, a lawsuit was filed in United States District Court for the Northern District of Illinois styled as Mutsumi Underwood, as Personal Administrator of the Estate of Ronald W. Underwood vs. Medline Industries, Inc. and Carrington Laboratories, Inc. Plaintiffs have alleged they were damaged by the Company’s Medline-labeled alcohol-free mouthwash product and are seeking an amount in excess of $75,000 in damages.
On September 22, 2006, a lawsuit was filed in Circuit Court for Macon County, Tennessee styled as Donna Green, Lois Bean, KHI Williams and David Long vs. Carrington Laboratories, Inc. and Medline Industries, Inc. Plaintiffs have alleged they were damaged by the Company’s Medline-labeled alcohol-free mouthwash product and are seeking $800,000 in compensatory and exemplary damages.
On November 2, 2006, a lawsuit was filed in Circuit Court of Etowah County, Alabama styled as Myra Maddox, vs. OHG of Gadsden, Inc., d/b/a Gadsden Regional Medical Center; Medline Industries, Inc.; Carrington Laboratories, Inc.; Fictitious Defendants “1-15”. Plaintiffs have alleged they were damaged by the mouthwash product. The amounts of the damages have not been specified.
The Company has $10.0 million of product liability insurance. The Company and its insurance carrier intend to defend against each of these claims.
On February 1, 2007, a lawsuit styled Glamourpuss, Inc. v. Carrington Laboratories, Inc., was filed in Dallas County, Texas. Plaintiffs have alleged they have been injured as a result of acts and omissions of Carrington in violation of the Texas Deceptive Trade Practices Act (“DTPA”). Plaintiffs are seeking $200,000 in damages plus attorney’s fees and expenses.
The Company previously recorded a reserve of $415,000 to cover potential losses that might result from these lawsuits because it believed that it was reasonably likely that such losses would be incurred. At this time, the Company believes it is remote that actual losses will exceed the amount of the reserve established.
On December 23, 2005, the Company completed a sale and leaseback transaction involving its corporate headquarters and manufacturing operations located in Irving, Texas to the Busby Family Trust and the Juice Trust, both of which are assignees of the original purchaser, none of which are related to the Company. The building and land were sold for a total sale price of $4.8 million. Net proceeds from the transaction amounted to $4.1 million, after deducting transaction-related costs and retiring the mortgage note related to the property. The Company recorded a gain on the transaction of approximately $30,000, which is being amortized over the term of the lease described below. Simultaneously, the Company agreed to lease the land and building from the purchaser for a period of 15 years, subject to two five-year renewal options. The rental payment for the first five years of the lease term is $470,000 per year and increases by 10.4% for each of the next two five-year increments. Rent for the renewal terms under this lease agreement will be the greater of 95% of the then current market rent or the rent for the last year prior to renewal. The Company has accounted for this lease as an operating lease.
The Company conducts a significant portion of its operations from four office/ warehouse/distribution/laboratory facilities under operating leases. In addition, the Company leases certain office equipment under operating leases and certain manufacturing and transportation equipment under capital leases. Future minimum lease payments under noncancelable operating leases and the present value of future minimum capital lease payments as of December 31, 2006 were as follows, in thousands:

	Capital	Operating
	Leases	Leases

2007	$110	$1,394
2008	71	1,168
2009	38	1,081
2010	5	1,106
2011	0	791
Thereafter	0	4,941

Total minimum lease payments	$224	$10,481

Amounts representing interest	(21)

Present value of capital lease obligations	203
Less current portion of capital lease obligations	(96)

Obligations under capital lease agreements, excluding the current portion	$107

Total rental expense under operating leases was $1,544,000, $1,035,000, and $881,000 for the years ended December 31, 2006, 2005 and 2004, respectively.
From time to time in the normal course of business, the Company is a party to various matters involving claims or possible litigation. Management believes the ultimate resolution of these matters will not have a material adverse effect on the Company’s financial position or results of operations.
The Company has outstanding a letter of credit in the amount of $250,000 which is used as security on the lease for the Company’s laboratory and warehouse facility. The Company has outstanding a letter of credit in the amount of $100,000 which is used as security on the lease for the Company’s corporate headquarters and manufacturing facility.
NOTE TEN. INCOME TAXES
The tax effects of temporary differences that gave rise to deferred tax assets at December 31, 2006, 2005 and 2004 were as follows, in thousands:

	2006	2005	2004

Net operating loss carryforward	$13,829	$11,488	$9,274
Research and development and other credits	174	185	343
Property, plant and equipment	160	18	210
Inventory	344	317	341
Foreign tax credits	144	144	125
Other, net	53	52	55
Bad debt reserve	247	255	198
Deferred income	290	449	827
ACI Stock Valuation	204	204	204
Accrued liability	27	4	16
Less — Valuation allowance	(15,472)	(13,116)	(11,593)

	$0	$0	$0

The Company has provided a valuation allowance against the entire net deferred tax asset at December 31, 2006, 2005 and 2004 due to the uncertainty as to the realization of the asset.
The Company incurred $0, $19,000, and $125,000 of foreign income tax expense related to the Company’s operations in Costa Rica in 2006, 2005 and 2004, respectively.
The provision (benefit) for income taxes varies from the federal statutory rate as follows (in thousands):

	2006	2005	2004
Taxes (benefit) at federal statutory rate	$(2,586)	$(1,814)	$55
Permanent differences	13	14	13
Unbenefitted foreign income taxes	—	19	125
Unbenefitted foreign losses	151	252	—
Prior year adjustments	55	(114)	—
Expired and unbenefitted net operating loss carryforwards	—	—	(5,575)
Expired research and development credits	11	158	(42)
Other	—	(19)	82
Change in valuation allowance	2,356	1,523	5,467

Total tax provision	$0	$19	$125

At December 31, 2006, the Company had net operating loss carryforwards of approximately $40.7 million for federal income tax purposes, which begin to expire in 2009, and research and development tax credit carryforwards of approximately $174,000, which began to expire in 2006, all of which are available to offset federal income taxes due in future periods. All net operating loss carryforwards will expire between the year 2009 and the year 2025.
NOTE ELEVEN. CONCENTRATIONS OF CREDIT RISK
Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company’s customers are not concentrated in any specific geographic region but are concentrated in the health care industry. Significant sales were made to four customers. Sales to Natural Alternatives International, Inc., (“Natural Alternatives”), a customer in the Consumer Services Division, accounted for 14%, 27%, and 45% of the Company’s net sales in 2006, 2005 and 2004, respectively. Accounts receivable from Natural Alternatives represented 0% and 10% of gross accounts receivable at December 31, 2006 and 2005, respectively. Sales to Wormser Corporation, (“Wormser”), a customer in the Consumer Services Division, accounted for 10%, 0% and 0% of the Company’s net sales in 2006, 2005 and 2004, respectively. Accounts receivable from Wormser represented 12% and 0% of gross accounts receivable at December 31, 2006 and 2005, respectively. Sales to Mannatech, Inc., (“Mannatech”), a customer in the Consumer Services Division, accounted for 10%, 7% and 2% of the Company’s net sales in 2006, 2005 and 2004, respectively. Accounts receivable from Mannatech represented 26% and 21% of gross accounts receivable at December 31, 2006 and 2005, respectively. Sales to Medline Industries, Inc., (“Medline”) a customer in the Medical Services Division, accounted for 26%, 27% and 23% of the Company’s sales during 2006, 2005 and 2004, respectively. Accounts receivable from Medline represented 38% and 32% of the Company’s gross accounts receivable at December 31, 2006 and 2005, respectively. The Company performs initial and ongoing credit evaluations of new and existing customers’ financial condition and establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers and historical trends and other information.
Accounts are considered past due after contractual terms (net 30 days) and are written-off after extensive collection efforts and nine months time. The following table summarizes the allowance for doubtful accounts activity for the period ended December 31, 2006 and 2005, in thousands.

	Balance at Beginning	Charges to		Balance at End
	of Period	Expenses	Deductions	of Period
A/R Reserve-2006	$329	$179	$202	$306
A/R Reserve-2005	$162	$243	$76	$329
NOTE TWELVE. NET INCOME (LOSS) PER SHARE
The Company calculates basic earnings (loss) per share by dividing net earnings (loss) by the weighted average number of shares outstanding. Diluted earnings (loss) per share reflect the impact of outstanding stock options and warrants during the periods presented using the treasury stock method. The following table provides a reconciliation of the denominators utilized in the calculation of basic and diluted earnings (loss) per share with the amounts rounded to the nearest thousands, except per share amounts:

	2006	2005	2004
Net income (loss)	$(7,607)	$(5,336)	$36
Basic earnings (loss) per share:
Weighted average number of common shares outstanding	10,855	10,762	10,590
Basic per share amount	$(0.70)	$(0.50)	$0.00

Diluted earnings (loss) per share:
Weighted average number of common shares outstanding	10,855	10,762	10,590
Dilutive effect of stock options and warrants	0	0	581

Diluted weighted average number of common shares outstanding	10,885	10,762	11,171
Diluted per share amount	$(0.70)	$(0.50)	$0.00

At December 31, 2006, all of the Company’s 1,700,586 common stock options and 5,400,000 warrants were excluded from its diluted earnings per share calculation as their effect was antidilutive due to the Company’s net loss for the year.
At December 31, 2005, all of the Company’s 1,814,081 common stock options and 5,400,000 warrants were excluded from its diluted earnings per share calculation as their effect was antidilutive due to the Company’s net loss for the year.
At December 31, 2004, 691,787 common stock options were excluded from the diluted earnings per share calculation using a weight-average close price of $4.34 per share, as their effect was antidilutive.
NOTE THIRTEEN. REPORTABLE SEGMENTS
Based on the economic characteristics of the Company’s business activities, the nature of its products, customers and markets it serves, and the performance evaluation by management and the Company’s Board of Directors, the Company has identified three reportable segments: Medical Services Division, Consumer Services Division and DelSite.
The Medical Services Division sells a comprehensive line of wound and skin care medical products and provides manufacturing services to customers in medical products markets. These products are primarily sold through a domestic, sole source distributor, where the products are ultimately marketed to hospitals, nursing homes, alternative care facilities, cancer centers, home health care providers and managed care organizations. International sales of these products account for less than 10% of the Division’s consolidated net sales for the years ended December 31, 2006, 2005, and 2004.
The Consumer Services Division sells and licenses consumer products and bulk raw materials that utilize the Company’s patented complex carbohydrate technology into the consumer health and beauty care products markets. The Division also sells finished products, provides product development and manufacturing services to customers in the cosmetic and nutraceutical markets. These products are primarily sold domestically, with international sales accounting for less than 10% of the Division’s consolidated net sales for the years ended December 31, 2006, 2005, and 2004.
DelSite is a research and development subsidiary responsible for the research, development and marketing of the Company’s proprietary GelSite® technology for controlled release and delivery of bioactive pharmaceutical ingredients. Revenues for DelSite currently consist of research grant awards.
Prior to January 1, 2004, the Company reported its results in two segments: Medical Services Division and Caraloe, Inc. The Caraloe activities have been renamed the Consumer Services Division. In addition, due to the growing significance of DelSite’s operations, in 2004 the Company began reporting DelSite as a separate segment. DelSite was previously reported as part of the corporate operations category.

The Company evaluates performance and allocates resources based on profit or loss from operations before income taxes.
Net revenues represent revenues from external customers. Assets which are used in more than one segment are reported in the segment where the predominant use occurs. Total cash for the Company is included in the Corporate Assets figure. The accounting policies for segments are the same as described in Note Two.
The segment data for the years ended December 31, 2006, 2005 and 2004 were as follows:

	2006	2005	2004
Net revenues:
Medical Services Division	$8,834	$10,543	$10,391
Consumer Services Division	16,583	15,794	19,663
DelSite	1,989	1,624	767

	$27,406	$27,961	$30,821

Income (loss) before income taxes:
Medical Services Division	$(3,821)	$(2,673)	$(1,861)
Consumer Services Division	(365)	706	5,081
DelSite	(3,421)	(3,350)	(3,059)

	$(7,607)	$(5,317)	$161

Identifiable assets:
Medical Services Division	$4,739	$4,487	$6,094
Consumer Services Division	6,400	8,636	12,129
DelSite	1,251	1,428	1,978
Corporate	1,608	7,438	2,816

	$13,998	$21,989	$23,017

Capital expenditures:
Medical Services Division	$89	$0	$0
Consumer Services Division	154	419	278
DelSite	140	191	1,894

	$383	$610	$2,172

Depreciation and amortization:
Medical Services Division	$234	$197	$244
Consumer Services Division	638	595	711
DelSite	485	446	286

	$1,357	$1,238	$1,241

NOTE FOURTEEN. RELATED PARTY TRANSACTIONS
At December 31, 2006, the Company had a 21.5% interest in a company which was formed in 1998 to acquire and develop a 5,000-acre tract of land in Costa Rica to be used for the production of Aloe vera L. leaves, the Company’s primary raw material. The Company’s initial investment was written off in 1998 and no additional investments have been made or are expected to be made. The Company has no influence on the business or operating decisions of this company and receives no timely financial information. Additionally, $9,000 and $132,675 were collected in 2006 and 2005, respectively, from this company against the fully reserved note receivable balances. The Company is accounting for its investment on the cost basis. The Company purchases Aloe vera L. leaves from this company at prices the Company believes are competitive with other sources. Such purchases totaled $127,000, $888,000 and $1,447,000 in 2006, 2005, and 2004, respectively.
On November 18, 2005, the Company sold $5,000,000 aggregate principal amount of 6.0% subordinated notes. The notes have a term of four years and mature on November 18, 2009. Interest on the notes is payable quarterly in arrears. In connection with the sale of the notes, the purchasers of the notes received (i) Series A Common Stock Purchase Warrants to purchase an aggregate of 2,500,000 shares of the Company’s common stock, par value $.01 per share, and (ii) Series B Common Stock Purchase Warrants to purchase an aggregate of 2,500,000 shares of the Company’s common stock. In addition, the placement agent involved in the offering of the notes and warrants received a Series A Warrant to purchase 200,000 shares of the Company’s common stock. All of the Series A Warrants have an exercise price of $5.00 per share, are immediately exercisable and expire, subject to certain acceleration events relating to the closing stock price, on November 18, 2009. All of the Series B Warrants have an exercise price of $10.00 per share, are immediately exercisable and expire on November 18, 2009. The majority of the purchasers of the notes were existing shareholders of the Company’s common stock. On November 18, 2005, immediately preceding the transaction, the largest individual investor held 6.3% of the Company’s outstanding shares and collectively the group held 16.4%.
NOTE FIFTEEN. DEFERRED REVENUE
Pursuant to the Distributor and License Agreement with Medline, as amended on April 9, 2004, the Company received, subject to certain refund rights more specifically described in the Amendment, an additional $1.25 million of royalties, paid upon the signing of the Amendment, in consideration of the extended term of the Distributor and License Agreement. The Company continues to recognize royalty income under this agreement, as amended, on a straight-line basis. At December 31, 2006, the Company had received $799,000 more in royalties than it had recognized in income, which is included in deferred revenue on the balance sheet.
NOTE SIXTEEN. UNAUDITED SELECTED QUARTERLY FINANCIAL DATA
The unaudited selected quarterly financial data below reflect the years ended December 31, 2006 and 2005, respectively.
(Amounts in thousands, except per share amounts)

2006	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Net revenue	$7,487	$6,524	$6,656	$6,739
Cost of product sales	5,600	5,043	4,615	5,328
Net income (loss)	(1,532)	(2,155)	(1,764)	(2,156)
Basic and diluted income (loss) per share	$(0.14)	$(0.20)	$(0.16)	$(0.20)

2005	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Net revenue	$8,182	$8,337	$5,633	$5,809
Cost of product sales	4,872	4,718	4,056	4,935
Net income (loss)	(80)	87	(1,574)	(3,769)
Basic and diluted income (loss) per share	$(0.01)	$0.01	$(0.15)	$(0.35)
NOTE SEVENTEEN. SUPPLY CONCENTRATION
Commodities or components used in the Company’s production processes that can only be obtained from a single supplier could potentially expose the Company to risk of production interruption should the supplier be unable to deliver the necessary materials in a timely manner. The Company utilizes alcohol as a key part of its production process in Costa Rica. The Company engages the services of an alcohol refinery company, located adjacent to its facility, to repurify the alcohol used in its production utilizing a distillation process. The purified alcohol is then returned to the Company’s inventory for further use. The Company is unaware of any other providers of this service in Costa Rica. Senior managers from the Company’s Costa Rica operations meet regularly with owners and managers of the refinery company to discuss operational issues.
NOTE EIGHTEEN. EMPLOYEE BENEFIT PLANS
The Company has a 401(k) Plan to provide eligible employees with a retirement savings plan. All employees are eligible to participate in the plan if they are age 21 years or older. Company matching contributions are made dollar for dollar up to 3% of pay and 50% for contributions greater than 3% of pay but not in excess of 5% of pay. The Company may make discretionary contributions upon direction of the Board of Directors. The Company’s contribution expense for the years ended December 31, 2006, 2005 and 2004 was approximately $143,000, $138,000 and $129,000, respectively.
NOTE NINETEEN. SUBSEQUENT EVENTS
On January 25, 2007, the Company and Mannatech entered into a three-year Supply and Trademark License Agreement. Under the non-exclusive agreement, the Company will supply the trademarked ingredient Manapol® powder to Mannatech for a period of up to three years with minimum purchase quantities at fixed price levels for the first twenty-four months. Quantities for the final twelve months of the agreement are to be negotiated 90 days prior to the expiration of the twenty-fourth month.

On February 12, 2007, Sabila Industrial, S.A., a wholly-owned subsidiary of the Company, entered into a revolving credit facility with Banco Nacional de Costa Rica for $2,990,000, which matures in February 2010. Borrowings under the facility bear interest at 6-month LIBOR plus a margin of 3.0%, with a minimum rate of 6%; are secured by land and buildings owned by Sabila, and are guaranteed by a principal executive officer of the Company.
The loan agreement contains customary representations, warranties and covenants. Under the terms of the agreement, Sabila may borrow amounts at its discretion, with each advance under the credit facility considered a separate loan with a six-month maturity date. Borrowings under the facility must be reduced to zero for a minimum of two consecutive weeks in each 52 week period during the term of the facility.
On February 13, 2007, Sabila borrowed $1,500,000 under the facility. Borrowings under the facility will be used for the general corporate purposes of Sabila and its affiliates, but loans under the facility are non-recourse to the Company.

Financial Statement Schedule
Valuation and Qualifying Accounts
(In thousands)

		Additions
	Balance at	Charged to	Charged to		Balance
	Beginning	Cost and	Other		at End
Description	of Period	Expenses	Accounts	Deductions	of Period

2006

Bad debt reserve	$329	$179	$—	$202	$306
Inventory reserve	791	473	—	361	903
Reserve Aloe & Herbs non-current notes and investments included in other assets	2	7	—	9	—
Reserve for returns	35	—	—	—	35

2005

Bad debt reserve	$162	$243	$—	$76	$329
Inventory reserve	819	318	—	346	791
Reserve Aloe & Herbs non-current notes and investments included in other assets	135	—	—	133	2
Reserve for returns	35	—	—	—	35

2004

Bad debt reserve	$181	$48	$—	$67	$162
Inventory reserve	735	205	—	121	819
Reserve Aloe & Herbs non-current notes and investments included in other assets	227	—	—	92	135
Reserve for returns	35	—	—	—	35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Shareholders and Board of Directors
Carrington Laboratories, Inc.
We have audited the accompanying consolidated balance sheet of Carrington Laboratories, Inc. and subsidiaries as of December 31, 2006, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of. internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carrington Laboratories, Inc. and subsidiaries as of December 31, 2006, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note One to the consolidated financial statements, the Company has reported significant losses from operations and requires additional financing to fund future operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note One. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Our audit was conducted for the purpose of for forming an opinion on the basic consolidated financial statements taken as a whole. The related financial statement Schedule II presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinions is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.
/s/ WEAVER AND TIDWELL, L.L.P.
Dallas, Texas
April 2, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Shareholders and Board of Directors
Carrington Laboratories, Inc.
We have audited the accompanying consolidated balance sheet of Carrington Laboratories, Inc. and subsidiaries as of December 31, 2005, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in, the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carrington Laboratories, Inc. and subsidiaries as of December 31, 2005, and the consolidated results of their operations and their consolidated cash flows for the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted-for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The related financial statement Schedule II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.
/s/ Grant Thornton LLP
Dallas, Texas
March 1, 2006

Carrington Laboratories, Inc.
Condensed Consolidated Balance Sheets
(Amounts in thousands)

	September 30,	December 31,
	2007	2006
	(unaudited)
ASSETS:
Current Assets:
Cash and cash equivalents	$3,253	$878
Cash, restricted	489	—
Accounts receivable, net	2,337	2,659
Inventories, net	3,786	3,405
Prepaid expenses	427	155

Total current assets	10,292	7,097

Property, plant and equipment, net	5,460	6,093
Customer relationships, net	55	199
Other assets, net	1,547	609

Total assets	$17,354	$13,998

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Line of credit	$2,000	$1,811
Accounts payable	2,572	1,324
Accrued liabilities	1,972	1,820
Current portion of long-term debt and capital lease obligations	1,088	203
Deferred revenue	610	903

Total current liabilities	8,242	6,061

Long-term debt and capital lease obligations, net of debt discount	8,272	3,745

Commitments and contingencies

Shareholders’ Equity:
Common stock	110	109
Capital in excess of par value	61,214	57,475
Accumulated deficit	(60,481)	(53,389)
Treasury stock at cost	(3)	(3)

Total shareholders’ equity	840	4,192

Total liabilities and shareholders’ equity	$17,354	$13,998

The accompanying notes are an integral part of these statements.

Carrington Laboratories, Inc.
Condensed Consolidated Statements of Operations (unaudited)
(Dollar amounts and shares in thousands, except per share amounts)

	Three Months Ended
	September 30,
	2007	2006
Revenues:
Net product sales	$5,609	$5,741
Royalty income	104	104
Grant income	776	811

Total revenues	6,489	6,656

Costs and expenses:
Cost of product sales	4,428	4,615
Selling, general and administrative	1,935	1,884
Research and development	151	171
Research and development-DelSite	1,300	1,503
Other income	(8)	(19)
Interest expense, net	932	266

Loss before income taxes	(2,249)	(1,764)
Benefit for income taxes	—	—

Net loss	$(2,249)	$(1,764)

Basic and diluted loss per share	$(0.21)	$(0.16)

Basic and diluted average shares outstanding	10,927	10,884
The accompanying notes are an integral part of these statements.

Carrington Laboratories, Inc.
Condensed Consolidated Statements of Operations (unaudited)
(Dollar amounts and shares in thousands, except per share amounts)

	Nine Months Ended
	September 30,
	2007	2006
Revenues:
Net product sales	$15,119	$18,848
Royalty income	312	312
Grant income	1,399	1,506

Total revenues	16,830	20,666

Costs and expenses:
Cost of product sales	12,418	15,257
Selling, general and administrative	5,724	5,652
Research and development	459	536
Research and development-DelSite	3,575	3,985
Other income	(25)	(36)
Interest expense, net	1,771	723

Loss before income taxes	(7,092)	(5,451)
Benefit for income taxes	—	—

Net loss	$(7,092)	$(5,451)

Basic and diluted loss per share	$(0.65)	$(0.50)

Basic and diluted average shares outstanding	10,912	10,843
The accompanying notes are an integral part of these statements.

Carrington Laboratories, Inc.
Condensed Consolidated Statements of Cash Flows (unaudited)
(Dollar amounts in thousands)

	Nine Months Ended
	September 30,
	2007	2006
Cash flows used in operating activities:
Net loss	$(7,092)	$(5,451)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for bad debt	357	45
Provision for inventory obsolescence	122	135
Loss on disposal of property, plant and equipment	—	3
Depreciation and amortization	998	1,013
Interest expense related to debt discount	801	320
Amortization of deferred expenses	299	—
Share-based compensation expense	226	24
Changes in assets and liabilities:
Receivables	(36)	(570)
Inventories	(502)	93
Prepaid expenses	(272)	56
Other assets	(1,018)	124
Accounts payable and accrued liabilities	1,401	231
Deferred revenue	(293)	(351)

Net cash used in operating activities	(5,009)	(4,328)

Investing activities:
Proceeds from disposal of property, plant and equipment	—	7

Purchases of property, plant and equipment	(218)	(325)

Net cash used in investing activities	(218)	(318)

Financing activities:
Principal payments on debt and capital lease obligations	(155)	(155)
Retirement of Comerica line of credit	(1,811)	—
Line of credit borrowing	2,000	—
Issuances of common stock	57	223
Issuance of convertible debt	8,000	—

Net cash provided by financing activities	8,091	68

Net decrease in cash and cash equivalents	2,864	(4,578)
Cash and cash equivalents, beginning of period	878	6,262

Cash and cash equivalents, end of period	$3,742	$1,684

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$661	$382
Cash paid during the period for income taxes	$—	$—
Property, plant and equipment acquired under capital lease	$—	$112
The accompanying notes are an integral part of these statements.

Notes to Condensed Consolidated Financial Statements (unaudited)
(1) Condensed Consolidated Financial Statements:
The condensed consolidated balance sheet as of September 30, 2007, the condensed consolidated statements of operations for the three and nine month periods ended September 30, 2007 and 2006 and the condensed consolidated statements of cash flows for the nine month periods ended September 30, 2007 and 2006 of Carrington Laboratories, Inc., (the “Company”) have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, all adjustments (which include all normal recurring adjustments) necessary to present fairly the consolidated financial position, results of operations and cash flows for all periods presented have been made. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The results of operations for the nine month period ended September 30, 2007 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2007. These condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.
The accompanying financial statements have been prepared on a going concern basis, which assumes the Company will realize its assets and discharge its liabilities in the normal course of business. The Company incurred a net loss of $2.2 million and $7.1 million during the three and nine months ended September 30, 2007, respectively. As reflected in the accompanying consolidated financial statements and as the result of its significant investment in the research and development activities of DelSite, the Company incurred cumulative net losses of $12.9 million and used cash from operations of $6.3 million during the three years ended December 31, 2006. The Company projects a net loss for fiscal 2007. These conditions raise doubt about the Company’s ability to continue as a going concern.
Funding of the Company’s working capital requirements has resulted principally from operating cash flows, bank financing, advances on royalty payments under certain of its existing contracts and debt and equity financing. In November 2005, the Company closed a $5.0 million private placement of term notes, due in December 2009, and warrants, with 16 investors. In February 2007, Sabila Industrial, S.A., (“Sabila”), a wholly-owned subsidiary of the Company, entered into a revolving credit facility with Banco Nacional de Costa Rica for $2,990,000, which matures in February 2010, and under which, as of September 30, 2007, Sabila had borrowed $2.0 million. The outstanding amount is due and payable on March 27, 2008.
On April 25, 2007, the Company entered into a securities purchase agreement and agreed to pay cash transaction fees and issue seven-year warrants to a placement agent in connection with the private placement of senior secured convertible debentures and warrants to purchase the Company’s Common Stock. The first tranche of this transaction in the amount of $4,378,741 funded on April 27, 2007. The second tranche of $3,621,259 funded on August 27, 2007. These transactions are described throughout the footnotes.
The Company has $990,000 available under its Banco Nacional credit facility. The Company believes that the expected cash flows from operations and licensing agreements, expected revenues from government grant programs and the financing transactions described above will provide the funds necessary to service its existing indebtedness and finance its operations through February 2008.

There are currently no commitments in place for any additional debt or equity transactions, nor can assurances be given that such financing will be available. While the Company is working to raise the capital necessary to fund operations and achieve successful commercialization of the products under development, there can be no assurances in that regard. The financial statements do not include any adjustments that may arise as a result of this uncertainty.
In view of the matters described above, recoverability of a major portion of the recorded asset amounts shown in the Company’s accompanying consolidated balance sheets is dependent upon continued operations of the Company, which in turn are dependent upon the Company’s ability to meet its financing requirements on a continuing basis, to maintain present financing, and to succeed in its future operations. The Company’s financial statements do not include any adjustment relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.
(2) New Pronouncements:
In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. SFAS No. 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007, and will apply to the Company starting on its 2008 fiscal year. The Company anticipates no material effect from the adoption of SFAS No. 157.
In February 2007, the FASB issued SFAS No. 159 “Fair Value Option for Financial Assets and Financial Liabilities.” This statement’s objective is to reduce both complexity in accounting for financial instruments and volatility in earnings caused by measuring related assets and liabilities differently. This statement also requires information to be provided to the readers of financial statements to explain the choice to use fair value on earnings and to display the fair value of the assets and liabilities chosen on the balance sheet. This statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company anticipates no material effect from the adoption of SFAS No. 159.
(3) Stock-Based Compensation:
The Company has adopted the Carrington Laboratories, Inc. 2004 Stock Option Plan and the Carrington Laboratories, Inc. 1995 Stock Option Plan under which the Company has granted nonqualified and incentive stock options to officers, employees, non-employee directors and consultants. Prior to January 1, 2006, the Company accounted for stock-based awards to employees under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations, as permitted by Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).
Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004),“Share-Based Payment,” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in our adoption of SFAS 123(R).

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of that accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006. The consolidated financial statements as of and for the three and nine months ended September 30, 2007, reflect the impact of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for the nine months ended September 30, 2007, was $225,600. There was $24,000 of stock-based compensation expense related to employee stock options recognized during the nine months ended September 30, 2006.
There were 401,000 stock options granted during the nine months ended September 30, 2007.
The weighted average estimated grant date fair value, as defined by SFAS 123(R), for options granted under the Company’s stock option plan during the nine months ended September 30, 2007, was $1.12 per share.
SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the statement of operations. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under SFAS 123. Under the intrinsic value method, no stock-based compensation had been recognized in the statement of operations, because the exercise price of the stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant.
Stock-based compensation expense recognized during a period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during that period. Stock-based compensation expense recognized in the statement of operations for the nine months ended September 30, 2007, included compensation expense for share-based payment awards granted on January 5, 2006, May 18, 2006, May 17, 2007 and July 19, 2007. The Company uses the straight-line method of attributing the value of stock-based compensation to expense. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For the options granted on January 5, 2006, forfeitures were estimated at zero; for the options granted on May 18, 2006, forfeitures were estimated at 6%, for the options granted on May 17, 2007, forfeitures were estimated at zero, and for the option granted July 19, 2007, forfeitures were estimated at zero. Additionally, for all options granted in 2006 the vesting period is 50% after one year and the remainder after two years, while the vesting period for the options granted in 2007 is one third on the date of grant, one third after one year and the remaining third after two years. The contractual life of all of these options is 10 years and the source of the shares to be issued upon exercise will be from new shares.
The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model which takes into account as of the grant date the exercise price and expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the term of the option. The following is the average of the data used to calculate the fair value:

	Risk-free	Expected	Expected	Expected
September 30,	Interest Rate	Life	Volatility	Dividends

2007	6.10%	5 years	66%	—
As of September 30, 2007, $241,400 of unrecognized compensation costs related to non-vested awards is expected to be recognized over the course of the following 22 months.
(4) Net Income (Loss) Per Share:
Basic Earnings Per Share (“EPS”) calculations are based on the weighted-average number of common shares outstanding during the period, while diluted EPS calculations are calculated using the weighted-average number of common shares plus dilutive common share equivalents outstanding during each period. The Company’s average closing price for the period is used to calculate the dilution of stock options in its EPS calculation.
The following data shows the amounts used in computing EPS and their effect on the weighted-average number of common shares and dilutive common share equivalents for the three months ended September 30, 2007 and 2006. At September 30, 2007, 2,024,298 common stock options and 13,364,617 warrants were excluded from the diluted EPS calculation, as their effect was antidilutive. At September 30, 2006, 1,727,031 common stock options and 5,400,000 warrants were excluded from the diluted EPS calculation, as their effect was antidilutive. The amounts are rounded to the nearest thousand, except per share amounts.

	For the three months ended			For the three months ended
	September 30, 2007			September 30, 2006

			Per			Per
	Loss	Shares	Share	Loss	Shares	Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount

Basic EPS:
Net loss available to common shareholders	$(2,249)	10,927	$(0.21)	(1,764)	10,884	$(0.16)
Effect of dilutive securities:
Stock options and warrants	0	0	0.00	0	0	0.00

Diluted EPS:
Net loss available to common shareholders plus assumed conversions	$(2,249)	10,927	$(0.21)	$(1,764)	10,884	$(0.16)

The following data shows the amounts used in computing EPS and their effect on the weighted-average number of common shares and dilutive common share equivalents for the nine months ended September 30, 2007 and 2006. At September 30, 2007, 2,024,298 common stock options and 13,364,617 warrants were excluded from the diluted EPS calculation as their effect was antidilutive. At September 30, 2006, 1,727,031 common stock options and 5,400,000 warrants were excluded from the diluted EPS calculation, as their effect was antidilutive. The amounts are rounded to the nearest thousand, except per share amounts.

	For the nine months ended			For the nine months ended
	September 30, 2007			September 30, 2006

			Per			Per
	Loss	Shares	Share	Loss	Shares	Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount

Basic EPS:
Net loss available to common shareholders	$(7,092)	10,912	$(0.65)	$(5,451)	10,843	$(0.50)
Effect of dilutive securities:
Stock options and warrants	0	0	0.00	0	0	0.00

Diluted EPS:
Net loss available to common shareholders plus assumed conversions	$(7,092)	10,912	$(0.65)	$(5,451)	10,843	$(0.50)

(5) Customer/Credit Concentration:
Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company’s customers are not concentrated in any specific geographic region but are concentrated in the health and personal care industry. Significant sales, defined as amounts in excess of ten percent (10%) of revenue, were made to three customers. Sales to Mannatech, Inc. (“Mannatech”), a customer in the Consumer Services Division, accounted for 27.7% and 9.9% of the Company’s total revenue during the quarter ended September 30, 2007 and 2006, respectively. Sales to Medline Industries, Inc. (“Medline”), a customer in the Medical Services Division, accounted for 24.9% and 28.2% of the Company’s total revenue during the quarter ended September 30, 2007 and 2006, respectively. A customer in the Consumer Services Division, Wormser (“Wormser”) accounted for 18.9% and 10.8% of the Company’s total revenue during the quarter ended September 30, 2007 and 2006, respectively.
Customers with significant accounts receivable balances as of September 30, 2007, defined as amounts in excess of ten percent (10%) of gross receivables included Medline, ($590,446), Mannatech, ($801,900) and Wormser ($666,508) of these amounts, $1,286,000 had been collected as of November 8, 2007.
(6) Inventories:
The following summarizes the components of inventory (in thousands):

	September 30,	December 31,
	2007	2006

Raw materials and supplies	$2,297	$2,478
Work-in-process	636	319
Finished goods	1,571	1,511
Less obsolescence reserve	(718)	(903)

Total	$3,786	$3,405

(7) Debt:
On April 25, 2007 the Company entered into an $8 million private placement of convertible debentures and common stock warrants with a group of institutional investors (the “Purchasers”). The first tranche of the private placement, in the amount of $4,378,741, funded on April 27, 2007. The second tranche of $3,621,259, funded on August 27, 2007.

At the closing of the first tranche of the private placement (the “First Closing”), the Company issued senior secured convertible debentures in the aggregate principal amount of $4,378,741 (the “First Closing Debentures”) and warrants to purchase 1,633,859 shares of Common Stock (the “Series D-1 Warrants”), warrants to purchase 1,351,216 shares of Common Stock (the “Series D-2 Warrants”). At the closing of the second tranche of the private placement (the “Second Closing”), the Company issued senior secured convertible debentures in the aggregate principal amount of $3,621,259 (the “Second Closing Debentures”) and warrants to purchase 2,500,000 shares of Common Stock (the “Series D-3 Warrants”). As a result of the second closing the Series D-2 warrants that were issued in the first closing were cancelled and replacement D-2 warrants to purchase 3,394,930 shares of Common Stock were issued.
The First Closing Debentures are convertible into shares of the Company’s common stock at a conversion price of $2.01. The Second Closing Debentures have a conversion price of $0.80. The conversion price for the Debentures is subject to adjustment for stock splits, stock dividends, combinations, distributions of assets or evidence of indebtedness, mergers, consolidations, sales of all or substantially all assets, tender offers, exchange offers, reclassifications or compulsory share exchanges. In addition, subject to certain exceptions, the conversion price for the Debentures is subject to anti-dilution adjustments from time to time if the Company issues its common stock or convertible securities at a price below the then current conversion price for the Debentures or the then current market price of its Common Stock.
The Debentures bear interest at the rate of ten percent per annum.  Interest is payable quarterly on the last day of the quarter. The original principal amount of the Debentures is to be repaid in 30 equal monthly installments of $266,667 beginning on October 26, 2007 and ending on March 1, 2010, at which time any remaining amounts under the Debentures will be due. Payments of principal and interest may be made in cash or, at the option of the Company if certain equity conditions are satisfied, in shares of Common Stock. If principal or interest is paid in shares of common stock, the price per share will be at a 20% discount to the volume-weighted average trading price for the 20 trading days preceding the payment date and the Company will be required to make such stock payment 21 days prior to the date such principal or interest is due.
The Company may, under certain circumstances, redeem the Debentures for cash equal to 115% of the aggregate outstanding principal amount plus any accrued and unpaid interest. If the Company elects to redeem the Debentures, upon such redemption certain warrants issued to the investors (the “Series E Warrants”) will become exercisable for the number of shares of the Company’s Common Stock into which the Debentures are convertible at the time of such redemption.
The Debentures are convertible at the option of the holders into shares of the Company’s common stock at any time at the conversion price. If at any time following the one year anniversary of the effective date of the Registration Statement, the volume-weighted average trading price per share of common stock for any 20 consecutive trading days exceeds 200% of the conversion price, then, if certain equity conditions are satisfied, the Company may require the holders of the Debentures to convert all or any part of the outstanding principal into shares of common stock at the conversion price. The Debentures contain certain limitations on optional and mandatory conversion.
The Debentures contain certain covenants and restrictions, including, among others, the following (for so long as any Debentures remain outstanding):
•	the Company must maintain a trailing 12-month revenue of at least $23.5 million for each fiscal quarter during 2007 and a trailing 12-month revenue of at least $25 million for each fiscal quarter thereafter and the Company shall have a secured debt coverage ratio with respect to the Debentures of no less than 1;

•	if a change of control of the Company occurs, the holders may elect to require the Company to purchase the Debentures for the greater of (i) the Black Scholes value of the unconverted portion of the Debentures on the date of such election and (ii) 120% of the outstanding principal amount plus any accrued and unpaid interest; and

•	the Company and its subsidiaries may not issue any common stock or common stock equivalents with an effective price or number of underlying shares that floats or resets or otherwise varies or is subject to adjustment based on market price of the Common Stock.
The Series D-1 Warrants entitle the holders thereof to purchase up to an aggregate of 1,633,859 shares of the Company’s Common Stock at a price of $2.01 per share. The Series D-2 Warrants entitle the holders thereof to purchase up to an aggregate of 3,394,930 shares of the Company’s Common Stock at a price of $0.80. The Series D-3 warrants entitle the holders thereof to purchase up to an aggregate of 2,500,000 shares of the Company’s Common Stock at a price of $0.80. The Series D Warrants are exercisable for a period beginning six months from the date of the First Closing and ending on the seventh anniversary of the date of such warrants.  The exercise price and the number of shares underlying these warrants are subject to adjustment for stock splits, stock dividends, combinations, distributions of assets or evidence of indebtedness, mergers, consolidations, sales of all or substantially all assets, tender offers, exchange offers, reclassifications or compulsory share exchanges. In addition, subject to certain exceptions, the exercise price and number of shares underlying the Series D Warrants are subject to anti-dilution adjustments from time to time if the Company issues its common stock or convertible securities at below the then current exercise price for the Series D Warrants or the then current market price of the Company’s Common Stock.
If a change of control of the Company occurs, the holders may elect to require the Company to purchase the Series D Warrants for a purchase price equal to the Black-Scholes value of the remaining unexercised portion of the Series D Warrant.
The Series E Warrants will initially not be exercisable for any shares. In the event that the Company redeems any of the First Closing Debentures, the Series E-1 Warrants will become exercisable at such time into the number of shares for which the First Closing Debentures being redeemed are convertible at such time. The exercise price for the Series E-1 Warrants is $2.01 per share. In the event that the Company redeems any of the Second Closing Debentures, the Series E-2 Warrants will become exercisable at such time into the number of shares for which the Second Closing Debentures being redeemed are convertible at such time. The exercise price for the Series E-2 Warrants is $0.80 per share. The exercise price and the number of shares underlying these warrants are subject to adjustment for stock splits, stock dividends, combinations, distributions of assets or evidence of indebtedness, mergers, consolidations, sales of all or substantially all assets, tender offers, exchange offers, reclassifications or compulsory share exchanges. In addition, subject to certain exceptions, the exercise price and number of shares underlying the Series E Warrants are subject to anti-dilution adjustments from time to time if the Company issues its common stock or convertible securities at a price below the then current exercise price for the Series E Warrants or the then current market price of the Company’s Common Stock.

If a change of control of the Company occurs, the holders may elect to require the Company to purchase the Series E Warrants for a purchase price equal to the Black-Scholes value of the remaining unexercised portion of the Series E Warrant.
The net proceeds of the private placement were approximately $7 million, after deducting placement fees and other offering-related expenses.  In connection with the private placement, the Company and its United States subsidiaries entered into a Security Agreement (the “Security Agreement”) and a Pledge Agreement (the “Pledge Agreement”), each dated April 26, 2007, with the Purchasers. In the Pledge Agreement, the subsidiaries pledged their capital stock and assets as security for the debentures. In addition, the Company’s United States subsidiaries entered into a Guaranty, dated April 26, 2007 (the “Guaranty”), with the Purchasers, in which the subsidiaries guarantee the repayment of the debentures. Also, on April 24, 2007, the Company entered into Amendment No. 2 to Amended and Restated Rights Agreement, with American Stock Transfer & Trust as rights agent, which amended the terms of the Amended and Restated Rights Agreement to prevent the private placement from triggering the exercisability of rights to purchase shares of the Company’s Series D Preferred Stock.
The Company issued placement agent warrants in the First Closing that entitle the holders thereof to purchase up to an aggregate of 141,601 shares of the Company’s Common Stock at a price of $2.01 per share (the “Series F-1 Warrants”). At the Second Closing, the Company issued additional placement agent warrants to purchase 294,227 shares of the Company’s Common Stock at a price of $0.80 per share the (“Series F-2 Warrants”). The Series F Warrants are exercisable for a period beginning six months from the date of the First Closing and ending on the fifth anniversary of the date of such warrants.  The exercise price and the number of shares underlying these warrants are subject to adjustment for stock splits, stock dividends, combinations, distributions of assets or evidence of indebtedness, mergers, consolidations, sales of all or substantially all assets, tender offers, exchange offers, reclassifications or compulsory share exchanges. In addition, subject to certain exceptions, the exercise price and number of shares underlying the Series F Warrants are subject to anti-dilution adjustments from time to time if the Company issues its common stock or convertible securities at below the then current exercise price for the Series F Warrants or the then current market price of the Company’s Common Stock. If a change of control of the Company occurs, the holders may elect to require the Company to purchase the Series F Warrants for a purchase price equal to the Black-Scholes value of the remaining unexercised portion of the Series F Warrants. The Series F Warrants may be exercised on a cashless basis at the option of the holder.
The Company allocated the proceeds from the its debt issuances between debentures and warrants (based upon their relative fair values) by allocating proceeds first to the fair value of the warrants and conversion feature, both of which were recorded as additional paid in capital on the Company’s balance sheet.  In the case of the warrants, the fair value was determined using the Black-Scholes method.  In the case of the conversion feature, the fair value was determined using a binomial option valuation method.
The remaining proceeds were allocated to the debt instrument, with the difference between the face value of the note and allocated value recorded as original issue discount. The original issue discount will be amortized as interest expense over the life of the note, using the effective interest rate method. As of September 30, 2007, there was $8,000,000 outstanding on the notes with an associated debt discount of $2,837,000 for a net balance of $5,163,000.
Prior to the closing of the first tranche of the private placement, the Company had a credit facility with Comerica Bank Texas (“Comerica”) that provided for borrowings for up to $3 million based on the level of qualified accounts receivable and inventory. The credit facility was collateralized by accounts receivable and inventory. Borrowings under the credit facility bore interest at the banks prime rate plus 0.5%. As of April 27, 2007, the Company’s indebtedness under the facilities was extinguished from the proceeds of the First Closing as discussed above.
On February 12, 2007, Sabila Industrial, S.A., a wholly-owned subsidiary of the Company, entered into a revolving credit facility with Banco Nacional de Costa Rica for $2,990,000, which matures on February 12, 2010. Borrowings under the facility bear interest at 6-month LIBOR plus 3.0%, with a minimum rate of 6%; are secured by land and buildings owned by Sabila, and are guaranteed by a principal executive officer of the Company.
The loan agreement contains customary representations, warranties and covenants. Under the terms of the agreement, Sabila may borrow amounts at its discretion, with each advance under the credit facility considered a separate loan with a six-month maturity date. Borrowings under the facility must be reduced to zero for a minimum of two consecutive weeks in each twelve-month period during the term of the facility. Borrowings under the facility will be used for the general corporate purposes of Sabila and its affiliates, but loans under the facility are non-recourse to the Company.
On August 13, 2007, the $2.0 million outstanding under the revolving credit facility with Banco Nacional de Costa Rica matured and became due and Banco Nacional de Costa Rica agreed to renew the $2.0 million, under the same credit facility, for another six-month period.
On September 7, 2007, Sabila paid Banco Nacional $2,000,000, reducing the outstanding balance on the credit facility to zero, and left the balance at zero for the required two week period. On September 26, 2007, Sabila borrowed $2,000,000 under the credit facility. The outstanding amount is due and payable on March 27, 2008.
As of September 30, 2007, there was $2,000,000 outstanding on the credit facility with $990,000 of credit available for operations.
In December 2005, the Company entered into a settlement agreement with Swiss-American Products, Inc. (“Swiss-American”) and G. Scott Vogel to resolve all claims related to a lawsuit filed by Swiss-American in June 2001. The settlement agreement provided for, among other things, the issuance of a promissory note in favor of Swiss-American with an original principal balance of $400,000. The note bears interest at the rate of 6.0% per annum, payable quarterly in arrears, and all outstanding principal is due and payable in full, subject to certain mandatory prepayments discussed below, on December 20, 2009. The note requires mandatory prepayment of all principal and interest in the event that the holder of such note exercises its Series C Warrant, which was also issued as part of the settlement agreement, in full. The note is subordinate to the First Closing Debentures and certain other indebtedness and, upon their issuance, will also be subordinate to the Second Closing Debentures. As of September 30, 2007, there was $400,000 outstanding on the note.
In November 2005, the Company sold $5,000,000 aggregate principal amount of 6.0% subordinated notes. The notes mature, subject to certain mandatory prepayments discussed below, on November 18, 2009. Interest on the notes is payable quarterly in arrears. The notes require mandatory prepayment of all principal and interest in the event that the holder of such note exercises its Series A Warrant, which was also issued as part of the transaction, in full. The notes are subordinate to the First Closing Debentures, the Second Closing Debentures and certain other indebtedness. As of September 30, 2007, there was $5,000,000 outstanding on the notes with an associated debt discount of $1,851,000 for a net balance of $3,149,000.

In September 2004, the Company received a loan of $350,000 from Bancredito, a Costa Rica bank, with interest and principal to be repaid in monthly installments over eight years. The interest rate on the loan is the U.S. Prime Rate plus 2.5% (10.25% at September 30, 2007). As of September 30, 2007, there was $249,011 outstanding on the loan.
In March 2003, the Company received a loan of $500,000 from Bancredito, a Costa Rica bank, with interest and principal to be repaid in monthly installments over eight years. The interest rate on the loan is the U.S. Prime Rate plus 2.0% (9.75% at September 30, 2007). As of September 30, 2007, there was $259,480 outstanding on the loan. Both of the loans through Bancredito are secured by land and equipment in Costa Rica (with a carrying value of approximately $650,000).
(8) Income Taxes:
The tax effects of temporary differences including net operating loss carryforwards have given rise to net deferred tax assets. At September 30, 2007 and December 31, 2006, the Company provided a valuation allowance against the entire balance of the net deferred tax assets due to the uncertainty as to the realization of the asset. At December 31, 2006, the Company had net operating loss carryforwards of approximately $40.7 million for federal income tax purposes, which begin to expire in 2009, and research and development tax credit carryforwards of approximately $174,000, all of which are available to offset federal income taxes due in current and future periods. For the three and nine month periods ended September 30, 2007 and 2006, the Company recognized no benefit for income taxes.
For the three and nine month periods ended September 30, 2007, and September 30, 2006, respectively, the Company incurred no foreign income tax expense.
(9) Contingencies:
From time to time in the normal course of business, the Company is a party to various matters involving claims or possible litigation. Management believes the ultimate resolution of these matters will not have a material adverse effect on the Company’s financial position or results of operations.
(10) Commitments:
In December 2002, the Company purchased certain assets of the Custom Division of Creative Beauty Innovations, Inc. (“CBI”). As part of the purchase price for the acquired assets, for the five-year period ending in December 2007, the Company agreed to pay CBI an amount equal to 9.0909% of the Company’s net sales up to $6,600,000 per year and 8.5% of the Company’s net sales over $6,600,000 per year of CBI products to CBI’s transferred customers. The Company recorded royalty expense of $25,000 related to the sale of CBI products to CBI’s transferred customers in the quarter ended September 30, 2007.
(11) Reportable Segments:
The Company operates in three reportable segments: 1) Medical Services Division, which sells a comprehensive line of wound and skin care medical products through distributors and provides manufacturing services to customers in medical products markets; 2) Consumer Services Division, which provides bulk raw materials, finished products and manufacturing services to customers in the cosmetic and nutraceutical markets and 3) DelSite Biotechnologies, Inc. (“DelSite”), a research and development subsidiary responsible for the development of the Company’s proprietary GelSite® technology for controlled release and delivery of bioactive pharmaceutical ingredients.

The Company evaluates performance and allocates resources based on profit or loss from operations before income taxes.
Assets which are used in more than one segment are reported in the segment where the predominant use occurs. Total cash for the Company is included in the Corporate assets figure.
Reportable Segments (in thousands)

	Medical	Consumer
	Services	Services	DelSite	Corporate	Total

Quarter ended September 30, 2007
Revenues from external customers	$1,946	$3,767	$776	$—	$6,489
Income (loss) before income taxes	(1,098)	(627)	(524)	—	(2,249)
Identifiable assets	4,239	5,781	2,001	5,243	17,264
Capital expenditures	12	26	—	9	47
Depreciation and amortization	10	195	124	—	330

Quarter ended September 30, 2006
Revenues from external customers	$2,265	$3,580	$811	$—	$6,656
Income (loss) before income taxes	(951)	(121)	(692)	—	(1,764)
Identifiable assets	5,098	7,614	1,545	2,685	16,942
Capital expenditures	6	38	109	—	153
Depreciation and amortization	15	219	127	—	361

Nine months ended September 30, 2007
Revenues from external Customers	$6,303	$9,128	$1,399	$—	$16,830
Income (loss) before income Taxes	(4,319)	(598)	(2,175)	—	(7,092)
Capital expenditures	24	115	79	—	218
Depreciation and amortization	31	594	373	—	998

Nine months ended September 30, 2006
Revenues from external customers	$6,695	$12,465	$1,506	$—	$20,666
Income (loss) before income taxes	(2,658)	(314)	(2,479)	—	(5,451)
Capital expenditures	86	121	118	—	325
Depreciation and amortization	45	608	360	—	1,013

We have not authorized any person to give any information or to make any representation not contained in this prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by or on behalf of us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares covered by this prospectus in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. The information in this prospectus is current as of its date. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, imply that there has been no change in the affairs of our company or that the information contained in this prospectus is correct as of any subsequent date.

2,926,922 Shares
of
Common Stock
Carrington Laboratories, Inc.

PROSPECTUS

November 23, 2007